Filed Pursuant to Rule 424(b)(3)

Registration No. 333-105432

MERGER PROPOSAL — YOUR VOTE IS IMPORTANT

On behalf of the boards of directors and managements of both First Data Corporation and Concord EFS, Inc., we are pleased to deliver our joint proxy statement/prospectus for the merger involving First Data and Concord. We believe this merger will create a strong combined company that will deliver important benefits to its shareholders and to its customers, merchants and banks.

If the merger is completed, Concord shareholders will receive 0.40 of a share of First Data common stock for each share of Concord common stock, and cash in lieu of fractional shares. On March 31, 2003, which was the last full trading day prior to the publication of news articles reporting that First Data and Concord were in merger discussions, the closing price of the First Data common stock on the New York Stock Exchange, where it is traded under the symbol “FDC,” was $37.01 and the closing price of the Concord common stock on the New York Stock Exchange, where it is traded under the symbol “CE,” was $9.40. Based upon this First Data common stock closing price, the value of First Data common stock to be received for each share of Concord common stock in the merger would have been $14.80. On April 1, 2003, which was the last full trading day prior to the announcement of the merger agreement, the closing price of the First Data common stock and the Concord common stock was $34.68 and $11.87, respectively. Based upon this First Data common stock closing price, the value of First Data common stock to be received for each share of Concord common stock in the merger would have been $13.87. On September 23, 2003, the closing price of the First Data common stock and the Concord common stock was $43.02 and $13.70, respectively. Based upon this First Data common stock closing price, the value of First Data common stock to be received for each share of Concord common stock in the merger would have been $17.21. Under the merger agreement, the exchange ratio is fixed at 0.40 and will not be changed to reflect fluctuations in the market price of the common stock of either company. First Data shareholders will continue to own their existing First Data shares.

A holder of Concord common stock generally will not recognize any gain or loss for federal income tax purposes upon the exchange of the holder’s shares of Concord common stock for shares of First Data common stock pursuant to the merger. For a more detailed discussion of the federal income tax consequences of the merger, see “Material Federal Income Tax Consequences of the Merger” beginning on page 60 of this joint proxy statement/prospectus.

In addition, the section entitled “ Risk Factors” on pages 19 through 23 of this joint proxy statement/prospectus contains a description of the risks that you should consider in evaluating the merger.

We are asking the First Data shareholders to approve the issuance of shares of First Data common stock as contemplated by the merger agreement. The First Data board of directors unanimously recommends that First Data shareholders vote FOR this proposal.

We are asking the Concord shareholders to adopt the merger agreement and, by doing so, approve the proposed merger. The Concord board of directors unanimously recommends that Concord shareholders vote FOR this proposal.

We cannot complete the merger unless the Concord shareholders adopt the merger agreement and the First Data shareholders approve the issuance of shares of First Data common stock as contemplated by the merger agreement. We encourage you to read this joint proxy statement/prospectus, which includes important information about the merger. Your vote is important.

CHARLES T. FOTE President, Chief Executive Officer and Chairman of the Board First Data Corporation	BOND R. ISAACSON Co-Chief Executive Officer Concord EFS, Inc.	DAN M. PALMER Co-Chief Executive Officer Concord EFS, Inc.

Neither the SEC nor any state securities commission has approved or disapproved the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated September 24, 2003 and is first being mailed to the First Data and Concord shareholders on or about September 26, 2003.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about First Data and Concord from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

First Data Corporation Investor Relations Department 6200 South Quebec Street Greenwood Village, CO 80111 (303) 967-6756	Concord EFS, Inc. Investor Relations 1100 Carr Road Wilmington, DE 19809 (302) 791-8111

If you would like to request documents, please do so by October 21, 2003, in order to receive them before your special meeting.

See “Where You Can Find More Information.”

VOTING BY MAIL OR BY TELEPHONE

First Data shareholders of record may submit their proxies:

•	By mail, by signing and dating each proxy card you receive, indicating your voting preference on the proposal and returning each proxy card in the prepaid envelope which accompanied that proxy card; or

•	By telephone, by calling the toll-free number 1-800-240-6326 in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions.

Concord shareholders of record may submit their proxies:

•	By mail, by signing and dating each proxy card you receive, indicating your voting preference on the proposal and returning each proxy card in the prepaid envelope which accompanied that proxy card; or

•	By telephone, by calling the toll-free number 1-877-779-8683 in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions.

If you are a beneficial owner, please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF FIRST DATA CORPORATION

NOTICE IS HEREBY GIVEN that First Data Corporation will hold a special meeting of its shareholders on October 28, 2003, at 10:00 a.m. (M.T.), at the Inverness Hotel, 200 Inverness Drive West, Englewood, Colorado 80112 for the following purposes:

1.	To consider and vote on a proposal to approve the issuance of shares of First Data common stock as contemplated by an Agreement and Plan of Merger, dated as of April 1, 2003, among First Data, Monaco Subsidiary Corporation, a wholly owned subsidiary of First Data, and Concord EFS, Inc. A copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice; and

2.	To transact such other business as may properly come before the special meeting and any adjournment or postponement of the special meeting.

Shareholders of record at the close of business on September 8, 2003 will be entitled to vote at the meeting and any adjournment or postponement of the special meeting. As of the record date, there were 728,845,452 shares of First Data common stock outstanding (excluding treasury stock). Each share of common stock is entitled to one vote on each matter properly brought before the meeting. If you wish to vote your shares at the meeting, the inspector of elections will be available to record your vote at the meeting site beginning at 9:30 a.m. (M.T.) on the date of the meeting. Voting is expected to close at the commencement of the meeting.

You are cordially invited to attend the meeting, but whether or not you expect to attend in person, you are urged to mark, date and sign the enclosed proxy and return it in the enclosed prepaid envelope or follow the alternative voting procedures described on the proxy and in the accompanying joint proxy statement/prospectus.

Your board of directors unanimously recommends that you vote to approve the issuance of shares of First Data common stock as contemplated by the merger agreement, which is described in detail in the accompanying joint proxy statement/prospectus.

By Order of the Board of Directors

Michael T. Whealy

Corporate Secretary

September 24, 2003

First Data Corporation

6200 South Quebec Street

Greenwood Village, CO 80111

YOUR VOTE IS IMPORTANT

PLEASE PROMPTLY MARK, DATE, SIGN AND RETURN YOUR PROXY OR FOLLOW THE TELEPHONE VOTING PROCEDURES DESCRIBED ON THE PROXY SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES AND SO THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. YOUR PROMPT ACTION WILL AID FIRST DATA CORPORATION IN REDUCING THE EXPENSE OF PROXY SOLICITATION.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF CONCORD EFS, INC.:

NOTICE IS HEREBY GIVEN that Concord EFS, Inc. will hold a special meeting of its shareholders at Colonial Country Club, 2736 Countrywood Parkway, Memphis, Tennessee 38018 on October 28, 2003, beginning at 10:00 a.m. local time. The purpose of the Concord special meeting is to consider and to vote upon the following matters:

1.	A proposal to adopt the Agreement and Plan of Merger, dated as of April 1, 2003, among First Data Corporation, Monaco Subsidiary Corporation, a wholly owned subsidiary of First Data, and Concord EFS, Inc. A copy of the merger agreement is included as Annex A to the accompanying joint proxy/prospectus; and

2.	To transact such other business as may properly come before the special meeting and any adjournment or postponement of the special meeting.

In the merger, each share of Concord common stock will be converted into 0.40 of a share of First Data common stock.

Holders of record of Concord common stock at the close of business on September 8, 2003 are entitled to receive this notice and to vote at the special meeting and any adjournment or postponement of that meeting. As of the record date, there were 465,048,811 shares of Concord common stock outstanding (excluding treasury stock). Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

If your Concord shares are not registered in your own name and you would like to attend the special meeting, please bring evidence of your Concord share ownership on the record date with you to the meeting, such as an account statement from your bank, broker or other record holder.

Whether or not you plan to attend the meeting in person, please vote your shares promptly via telephone or by marking, signing, dating and returning the proxy card promptly in the enclosed prepaid envelope. Instructions regarding both methods of voting are contained on the proxy card.

Your board of directors unanimously recommends that you vote to adopt the merger agreement. Your attention is directed to the joint proxy statement/prospectus accompanying this notice for a discussion of the merger and the merger agreement.

By Order of the Board of Directors,

J. Richard Buchignani

Secretary

September 24, 2003

YOUR VOTE IS IMPORTANT

PLEASE PROMPTLY MARK, DATE, SIGN AND RETURN YOUR PROXY OR FOLLOW THE TELEPHONE VOTING PROCEDURES DESCRIBED ON THE PROXY SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES AND SO THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. YOUR PROMPT ACTION WILL AID CONCORD EFS, INC. IN REDUCING THE EXPENSE OF PROXY SOLICITATION.

i

Annex A	Agreement and Plan of Merger
Annex B	Opinion of Merrill Lynch & Co.
Annex C	Opinion of J.P. Morgan Securities Inc.
Annex D	Opinion of Goldman, Sachs & Co.
Annex E	Opinion of William Blair & Company, L.L.C.

ii

CHAPTER ONE

THE MERGER

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What do I need to do now?

A:	After you carefully read this document, mail your signed proxy card in the enclosed return envelope, or submit your proxy by telephone, as soon as possible, so that your shares may be represented at your meeting. In order to assure that your vote is recorded, please vote your proxy as instructed on your proxy card even if you currently plan to attend your meeting in person.

Q:	Why is my vote important?

A:	First Data shareholders are being asked to approve the issuance of shares of First Data common stock as contemplated by the merger agreement. Concord shareholders are being asked to adopt the merger agreement and, by doing so, approve the proposed merger. If you do not return your proxy card or submit your proxy by telephone or vote in person at your special meeting, it will be more difficult for First Data and Concord to obtain the necessary quorum to hold their special meetings. In addition, if you are a First Data shareholder, your failure to vote will have the effect of reducing the number of affirmative votes required to approve the issuance of shares of First Data common stock as contemplated by the merger agreement. If you are a Concord shareholder, your failure to vote will have the same effect as a vote against the adoption of the merger agreement.

Q:	May I vote in person?

A:	Yes. If you are a shareholder of record as of September 8, 2003, you may attend your special meeting and vote your shares in person, instead of returning your signed proxy card or submitting your proxy by telephone.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. If your shares are held in “street name” by your broker and you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them on either the adoption of the merger agreement by Concord shareholders or approval of the issuance of shares of First Data common stock as contemplated by the merger agreement. You should therefore be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or Internet submission of proxies.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward a quorum at the respective special meeting and it will have the consequences discussed above under “Why is my vote important?”

Q:	What does it mean if I receive more than one set of materials?

A:	This means you own shares of First Data or Concord that are registered under different names. For example, you may own some shares directly as a shareholder of record and other shares through a broker or you may own shares through more than one broker. In these situations you will receive multiple sets of proxy materials. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you received came with its own prepaid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope which accompanied that proxy card.

Q:	Can I revoke my proxy and change my vote?

A:

Yes. You have the right to revoke your proxy at any time prior to the time your shares are voted at your special meeting. If you are a shareholder of record, your proxy can be revoked in several ways: (i) by timely delivery of a written revocation to your company’s secretary, (ii) by submitting another valid proxy bearing a later date, or (iii) by attending your special meeting and voting your shares in person. However, if your shares are held in the name of your bank, broker, custodian or other recordholder, you must check with your bank, broker, custodian or other recordholder to determine how to revoke your proxy.

Q:	When and where are the special meetings?

A:	The First Data special meeting will take place on October 28, 2003 at 10:00 a.m. local time, at the Inverness Hotel, 200 Inverness Drive West, Englewood, Colorado 80112. The Concord special meeting will take place on October 28, 2003 at 10:00 a.m. local time, at Colonial Country Club, 2736 Countrywood Parkway, Memphis, Tennessee 38018.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, First Data will send Concord shareholders written instructions for exchanging their Concord stock certificates for First Data stock. First Data shareholders will keep their existing stock certificates.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger during the fourth quarter of 2003. However, it is possible that factors outside of our control could require us to complete the merger at a later time or not complete it at all. We hope to complete the merger as soon as reasonably practicable.

Q:	Will First Data shareholders receive any shares as a result of the merger?

A:	No. First Data shareholders will continue to hold the First Data shares they currently own.

Q:	Who can answer any questions I may have about the special meetings or the merger?

A:	First Data shareholders may call Morrow & Co., Inc. at 1-800-607-0088.

Concord shareholders may call Georgeson Shareholder Communications, Inc. at 1-800-818-8320.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger agreement, you should carefully read this entire document and the documents to which we refer you. A copy of the merger agreement is attached as Annex A to this document and is incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

The Companies Involved in the Proposed Merger (see page 65)

First Data Corporation

6200 South Quebec Street

Greenwood Village, Colorado 80111

(303) 967-8000

Internet address: www.firstdata.com

First Data Corporation, with headquarters in Denver, helps power the global economy. In the electronic commerce and payment services businesses, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, First Data provides the following services throughout the United States:

•	credit, debit, smart card and stored-value card issuing and merchant transaction processing services;

•	Internet commerce solutions;

•	money transfer services;

•	money orders; and

•	check processing and verification services.

First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. First Data’s Western Union and Orlandi Valuta money transfer networks include a total of approximately 165,000 agent locations in more than 195 countries and territories. Shares of First Data common stock are traded on the New York Stock Exchange under the symbol “FDC.”

Concord EFS, Inc.

2525 Horizon Lake Drive, Suite 120

Memphis, Tennessee 38133

(901) 371-8000

Internet address: www.concordefs.com

Concord EFS, Inc., an electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient and more secure than paper-based alternatives. Concord’s primary activities include:

•	Network Services, which provides automated teller machine (referred to as an ATM in this joint proxy statement/prospectus) processing, debit card processing, deposit risk management and STARsm network access principally for financial institutions; and

•	Payment Services, which provides point of sale processing, settlement and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants and trucking companies.

Concord’s new Risk Management Services group, which combines products that are currently part of its Network Services and Payment Services reporting segments, provides software, information and analysis to financial institutions, retailers, government service providers and other businesses to assist in fraud prevention and reduction. Shares of Concord common stock are traded on the New York Stock Exchange under the symbol “CE.”

Concord Shareholders Will Receive 0.40 of a Share of First Data Common Stock for Each Share of Concord Common Stock They Hold (see page 73)

Concord shareholders will receive 0.40 of a share of First Data common stock for each share of Concord common stock they hold. First Data will not issue fractional shares pursuant to the merger. As a result, the total number of shares of First Data common stock that each Concord shareholder will receive pursuant to the merger will be rounded down to the nearest whole number, and each Concord shareholder will receive a cash payment for the remaining fraction of a share of First Data common stock that he or she would otherwise receive, if any, based on the market value of First Data common stock at the close of business on the closing date of the merger.

Example:  If you currently own 137 shares of Concord common stock, you will be entitled to receive 54 shares of First Data common stock and a check for the market value of 0.80 shares of First Data common stock at the close of business on the closing date of the merger.

Concord Shareholders Will Not Recognize Any Gain or Loss for Federal Income Tax Purposes Upon the Exchange of Their Shares, Except that Gain or Loss Will be Recognized on the Receipt of Cash in Lieu of a Fractional Share of First Data Common Stock (see page 60)

Each of Sidley Austin Brown & Wood LLP, legal counsel to First Data, and Kirkland & Ellis LLP, legal counsel to Concord, has delivered its opinion which provides that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that each of First Data, Concord and Monaco Subsidiary Corporation (the wholly owned subsidiary of First Data that will merge with and into Concord) will be a party to the reorganization within the meaning of Section 368(a) of the Internal Revenue Code. It is the opinion of each of Sidley Austin Brown & Wood LLP and Kirkland & Ellis LLP that a holder of Concord common stock will not recognize any gain or loss for federal income tax purposes upon the exchange of the holder’s shares of Concord common stock for shares of First Data common stock pursuant to the merger, except that gain or loss will be recognized on the receipt of cash in lieu of a fractional share of First Data common stock. The foregoing opinions are based, in part, on customary factual assumptions and written factual representations.

You should carefully read the discussion under the heading “Material Federal Income Tax Consequences of the Merger” beginning on page 60. The federal income tax consequences described above may not apply to some holders of Concord common stock, including some types of holders specifically referred to on page 60.

First Data Expects to Continue its Historical Policy of Paying Quarterly Dividends After Completion of the Merger

The holders of First Data common stock receive dividends if and when declared by the First Data board of directors out of legally available funds. First Data increased its dividend from $0.01 to $0.02 per share on a quarterly basis to stockholders during the second quarter of 2002. After completion of the merger, First Data expects to continue paying quarterly cash dividends on a basis consistent with First Data’s past practice. The timing and amount of future dividends will be:

•	dependent upon First Data’s results of operations, financial condition, cash requirements and other relevant factors;

•	subject to the discretion of the First Data board of directors; and

•	payable only out of First Data’s surplus or current net profits in accordance with the General Corporation Law of the State of Delaware.

First Data can give Concord shareholders no assurance that First Data will continue to pay dividends on its common stock in the future.

Recent Closing Prices of First Data Common Stock and Concord Common Stock

The following table includes the closing sale prices per share of First Data common stock and Concord common stock as reported on the NYSE Composite Transaction Tape on:

•	March 7, 2003, the last full trading day prior to an article issued by Bloomberg News reporting rumors that Concord put itself up for sale for as much as $6 billion;

•	March 31, 2003, the last full trading day prior to the date on which The Wall Street Journal and The New York Times each published articles reporting that First Data and Concord were in discussions regarding a possible merger;

•	April 1, 2003, the last full trading day prior to the announcement of the merger agreement; and

•	September 23, 2003, the most recent practicable date prior to the mailing of this joint proxy statement/prospectus to First Data’s and Concord’s shareholders.

This table also includes the equivalent price per share of Concord common stock on those dates. The equivalent price per share is equal to the closing price of a share of First Data common stock on that date multiplied by 0.40, the applicable exchange ratio in the merger. These prices will fluctuate prior to the special meetings and the merger, and shareholders are urged to obtain current market quotations prior to making any decision with respect to the merger.

	First Data Common Stock	Concord Common Stock	Concord Common Stock per Share Equivalent
March 7, 2003	$33.83	$10.35	$13.53
March 31, 2003	$37.01	$9.40	$14.80
April 1, 2003	$34.68	$11.87	$13.87
September 23, 2003	$43.02	$13.70	$17.21

Dissenters Will Not Have Any Appraisal Rights (see page 64)

Neither the holders of Concord common stock nor the holders of First Data common stock will have any right to an appraisal of the value of their shares in connection with the merger.

First Data’s Financial Advisors Delivered Opinions to the First Data Board of Directors that, as of April 1, 2003, the Exchange Ratio of 0.40 was Fair, From a Financial Point of View, to First Data (see page 37)

Each of Merrill Lynch & Co. and J.P. Morgan Securities Inc. delivered its opinion to the First Data board of directors that, as of April 1, 2003 and based upon and subject to the assumptions, qualifications and limitations discussed in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to First Data. The full text of the opinions of Merrill Lynch and JPMorgan, each dated April 1, 2003, which discuss, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with each opinion, are attached to this joint proxy statement/prospectus as Annex B and Annex C, respectively. First Data shareholders are urged to read these opinions in their entirety. Based on these opinions and a number of other factors described in “The Proposed Merger — First Data’s Reasons for the Merger,” the First Data board of directors believes that the terms of the merger, including the exchange ratio of 0.40, are advisable to First Data and unanimously recommends to First Data’s shareholders that they approve the issuance of shares of First Data common stock as contemplated by the merger agreement.

As is customary in large public transactions and in order to undertake a deliberate and careful examination of the transaction, the First Data board of directors retained the services of each of Merrill Lynch and JPMorgan, two internationally recognized investment banking and advisory firms with substantial experience in transactions similar to the proposed merger, to render opinions as to the fairness to First Data, from a financial point of view, of the exchange ratio.

Pursuant to its letter agreement with Merrill Lynch dated February 14, 2003, First Data agreed to pay Merrill Lynch a fee of $100,000 on the date of the letter, a fee of $4,000,000 upon execution of the merger agreement and a fee of $10,900,000 upon the completion of the proposed merger. First Data has agreed with Merrill Lynch that a portion of any fees, commissions and discounts that Merrill Lynch or its affiliates receive in connection with First Data’s $1 billion July 2003 high-grade debt offering or First Data’s offering of other debt securities prior to the completion of the proposed merger will be deducted from amounts otherwise paid or payable to Merrill Lynch or its affiliates pursuant to the letter agreement. Pursuant to its letter agreement with JPMorgan dated March 5, 2003 (as amended on April 1, 2003), First Data agreed to pay JPMorgan a fee of $1,200,000 upon public announcement of the proposed merger and a fee of $2,300,000 upon the completion of the proposed merger.

Each of the Merrill Lynch and JPMorgan opinions is addressed to the First Data board of directors and is directed to the fairness, from a financial point of view, of the exchange ratio in the proposed merger. Neither the Merrill Lynch opinion nor the JPMorgan opinion constitutes a recommendation to any First Data shareholder as to how any such shareholder should vote with respect to the proposed merger or any other matter.

Concord’s Financial Advisors Delivered Opinions to the Concord Board of Directors that, as of April 1, 2003, the Exchange Ratio of 0.40 was Fair, From a Financial Point of View, to Concord Shareholders (see page 45)

Each of Goldman, Sachs & Co. and William Blair & Company, L.L.C. delivered its opinion to the Concord board of directors that, as of April 1, 2003 and based upon and subject to the assumptions, qualifications and limitations discussed in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Concord common stock. The full text of the written opinions of Goldman Sachs and William Blair, each dated April 1, 2003, which discuss, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with each opinion, are attached to this joint proxy statement/prospectus as Annex D and Annex E, respectively. Concord shareholders should read these opinions in their entirety. Based on these opinions and a number of other factors described in “The Proposed Merger — Concord’s Reasons for the Merger,” the Concord board of directors believes that the terms of the merger, including the exchange ratio of 0.40, are advisable to Concord and its shareholders and unanimously recommends to Concord’s shareholders that they adopt the merger agreement and, by doing so, approve the merger.

Due to the size and significance of the merger, the Concord board of directors believed that it was appropriate to retain the services of two financial advisors. The non-executive chairman of the Concord board of directors is a principal of William Blair. The disinterested directors of Concord believed it to be in the best interests of Concord shareholders to engage William Blair as a financial advisor based on William Blair’s qualifications and expertise, reputation, knowledge of Concord’s business and long record of providing sound financial advice to Concord. The Concord board of directors believed that it was advisable to engage Goldman Sachs as a financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger and has no direct or indirect interest in Concord.

Under the terms of separate letter agreements, dated February 21, 2003, in the case of Goldman Sachs, and February 20, 2003, in the case of William Blair, Concord agreed to pay Goldman Sachs a fee of $10,000,000 and

William Blair a fee of $9,500,000 upon completion of the proposed merger. In addition, under the terms of the letter agreements, Concord paid Goldman Sachs a fee of $2,000,000 and William Blair a fee of $1,500,000, in each case, upon delivery of its opinion as to the fairness, from a financial point of view, of the exchange ratio.

Each of the Goldman Sachs and William Blair opinions is addressed to the Concord board of directors and is directed to the fairness, from a financial point of view, of the exchange ratio in the proposed merger. Neither the Goldman Sachs opinion nor the William Blair opinion constitutes a recommendation to any Concord shareholder as to how any such shareholder should vote with respect to the proposed merger or any other matter.

The Merger and the Future Performance of First Data After the Completion of the Merger are Subject to a Number of Risks (see page 19)

There are a number of risks related to the merger, including the following:

•	the value of First Data shares to be received by Concord shareholders will fluctuate;

•	First Data may be unable to successfully integrate the operations of First Data and Concord and realize the publicly announced potential cost synergies of $230 million on an annualized basis by 2005;

•	First Data may incur significant transaction, merger-related and restructuring costs in connection with the merger, including an estimated $80 million of transaction costs;

•	charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of First Data’s common stock following the merger; and

•	First Data and Concord may be unable to obtain the regulatory approvals required to complete the merger or, in order to do so, the combined company may be required to comply with material restrictions or conditions.

Furthermore, there are a number of risks relating to the businesses of First Data, Concord and the combined company, including the following:

•	the business of the combined company will be subject to risks currently affecting the businesses of First Data and Concord, such as the potential loss of certain significant customers in Concord’s Network Services segment due to a possible failure to renew certain customer contracts which by their terms terminate on December 31, 2004, increasing competition in the combined company’s line of business and continued consolidation in the banking and retail industries;

•	current or future card association rules and practices could adversely affect the business, transaction volumes, operating results and financial condition of the combined company;

•	the outcome of litigation involving VISA and MasterCard could have a negative impact on the business of the combined company;

•	changes in card association fees or products could increase the costs or otherwise limit the operations of the combined company; and

•	First Data and Concord are the subject of various legal proceedings.

For a more complete discussion of these and other risk factors please see “Risk Factors” and the documents that we have filed with the Securities and Exchange Commission and which we have incorporated into this document.

Due to Variances Between the Certificates of Incorporation, By-laws and Other Corporate Documents of First Data and Concord, Differences Exist Between the Rights of First Data Shareholders and Concord Shareholders (see page 103)

The rights of shareholders of both companies are governed by Delaware law. However, there are differences in the rights of First Data shareholders and Concord shareholders as a result of the provisions of the certificate of incorporation, by-laws and other corporate documents of each company. See “Certain Legal Information — Comparison of First Data/Concord Shareholder Rights.”

Recommendations to First Data and Concord Shareholders (see pages 34 and 36)

To First Data Shareholders:

The First Data board of directors believes the merger is advisable and unanimously recommends that you vote FOR the proposal to issue shares of First Data common stock as contemplated by the merger agreement.

To Concord Shareholders:

The Concord board of directors believes the merger is advisable and unanimously recommends that you vote FOR the proposal to adopt the merger agreement and, by doing so, approve the proposed merger.

Both First Data and Concord Shareholder Approvals Will Be Required to Complete the Merger (see page 99)

For First Data Shareholders:

Approval of the proposal to issue shares of First Data common stock as contemplated by the merger agreement requires the affirmative vote of at least a majority of the votes cast by the holders of First Data common stock as long as a quorum, which is a majority of the shares outstanding, is present in person or by proxy. Approval of the proposal to issue shares of First Data common stock as contemplated by the merger agreement is a condition to the completion of the merger.

On September 8, 2003, which is the record date for determining those First Data shareholders who are entitled to vote at the First Data special meeting, directors and executive officers of First Data and their affiliates beneficially owned and had the right to vote 403,982 shares of First Data common stock, representing less than one percent of the shares of First Data common stock outstanding on the record date. Although none of the members of the board of directors of First Data or its executive officers have executed voting agreements, based solely on discussions with its board of directors and executive officers, to First Data’s knowledge, directors and executive officers of First Data and their affiliates intend to vote their common stock in favor of the proposal to issue shares of First Data common stock as contemplated by the merger agreement.

For Concord Shareholders:

Adoption of the merger agreement requires the affirmative vote of at least a majority of the votes represented by the outstanding shares of Concord common stock. On September 8, 2003, which is the record date for determining those Concord shareholders who are entitled to vote at the Concord special meeting, directors and executive officers of Concord and their affiliates beneficially owned and had the right to vote 8,889,341 shares of Concord common stock, or approximately 1.9% of the outstanding shares of Concord common stock outstanding and entitled to vote at the special meeting. Although none of the members of the board of directors of Concord or its executive officers have executed voting agreements, based solely on discussions with its board of directors and executive officers, to Concord’s knowledge, directors and executive officers of Concord and their affiliates intend to vote their common stock in favor of the adoption of the merger agreement.

Upon the Completion of the Merger, Concord Will Become a Wholly Owned Subsidiary of First Data (see page 73)

Under the terms of the proposed merger, a wholly owned subsidiary of First Data, formed for the purpose of the merger, will merge with and into Concord. As a result, Concord will survive the merger and will become a wholly owned subsidiary of First Data upon completion of the merger.

The merger agreement is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.

Concord Shareholders Will Hold Approximately 21% of the First Data Shares

First Data will issue up to approximately 211 million shares of First Data common stock to Concord shareholders as contemplated by the merger agreement, which includes approximately 23 million shares of First Data common stock issuable pursuant to Concord stock options to be assumed by First Data and converted into options to purchase shares of First Data common stock. Immediately following completion of the merger, it is expected that there will be approximately 917 million shares of First Data common stock issued and outstanding. The shares of First Data common stock to be issued to Concord shareholders as contemplated by the merger agreement will represent approximately 21% of the outstanding First Data common stock after the merger on a fully diluted basis. This information is based on the number of First Data and Concord shares and options outstanding on September 8, 2003.

A Number of Conditions Must Be Satisfied or Waived to Complete the Merger (see page 82)

The completion of the merger depends upon the satisfaction or waiver of a number of conditions, including the following:

•	adoption of the merger agreement by the Concord shareholders and approval by the First Data shareholders of the issuance of shares of First Data common stock as contemplated by the merger agreement;

•	expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	absence of any law, judgment, injunction or other order by a governmental entity prohibiting the completion of the merger;

•	all consents, registrations, approvals, permits and authorizations having been obtained, except for those that would not have a material adverse effect on Concord or the combined company if they have not been obtained;

•	receipt of opinions of counsel to First Data and Concord that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	authorization for listing by the NYSE of the shares of First Data common stock issuable pursuant to the merger agreement, subject to official notice of issuance;

•	absence of breaches of the representations and warranties in the merger agreement which result in a material adverse effect on the representing party;

•	reasonable satisfaction of First Data that neither it nor any of its subsidiaries will become a bank holding company or financial holding company under the Bank Holding Company Act of 1956, as amended, on an ongoing basis as a result of the merger; and

•	material compliance by the parties with their respective obligations under the merger agreement.

How the Merger Agreement May Be Terminated by First Data and Concord (see page 83)

First Data and Concord may mutually agree to terminate the merger agreement and abandon the merger at any time prior to completion of the merger, whether before or after the Concord shareholders have adopted the merger agreement and the First Data shareholders have approved the issuance of shares of First Data common stock as contemplated by the merger agreement.

In addition, either party could decide, without the consent of the other, to terminate the merger agreement in a number of situations, including:

•	if the merger is not completed by October 31, 2003 (which date is automatically extended to January 31, 2004 if the conditions to closing relating to antitrust or other governmental approvals of the merger have not been satisfied, but all other conditions to closing are satisfied or are capable of being satisfied by October 31, 2003);

•	if a court or other governmental entity issues an order, decree or ruling or takes any other action permanently prohibiting the completion of the merger and the order, decree or ruling or other action has become final and nonappealable;

•	if the required approval of the First Data or Concord shareholders is not obtained at the respective shareholder meetings;

•	if the board of directors of the other party withdraws or adversely modifies its recommendation of the merger; or

•	if the other party breaches its representations, warranties or covenants in the merger agreement, which breach results in a failure of one of the conditions to the completion of the merger being satisfied.

The merger agreement may also be terminated by Concord prior to the completion of the merger if:

•	the Concord board of directors authorizes Concord, subject to complying with the terms of the merger agreement, to enter into a definitive agreement with a third party concerning a transaction that constitutes a “superior proposal” (see “The Merger Agreement — Covenants — No Solicitation” for a discussion of this term) and Concord notifies First Data in writing that it intends to enter into the agreement;

•	First Data does not make, within three business days of receipt of Concord’s written notification of its intention to enter into a definitive agreement for a superior proposal, an offer that the Concord board of directors determines, in good faith after consultation with its financial advisors, is at least as favorable, in the aggregate, to Concord’s shareholders as the superior proposal; and

•	prior to or concurrently with the termination of the merger agreement, Concord pays to First Data a termination fee of $210 million.

Termination Fees and Expenses May Be Payable in Some Circumstances (see page 85)

Generally, if the merger agreement is terminated by either party in certain circumstances where the Concord board of directors has withdrawn or modified its recommendation of the merger with First Data in favor of a competing takeover proposal or in certain circumstances involving the acquisition of Concord by another person, Concord will be required to pay First Data a termination fee of $210 million. If the merger agreement is terminated by either party due to the entry of a government order prohibiting the merger on antitrust grounds or because the merger has not been completed by January 31, 2004 as a result of the failure to obtain necessary antitrust approvals, First Data will be required to pay Concord a termination fee of $25 million.

Antitrust and Bank Regulatory Approvals Will Be Required for the Completion of the Merger (see page 62)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger cannot be completed until First Data and Concord have made required notifications and given certain information and materials to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and until specified waiting period requirements have expired. First Data and Concord filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division on April 10, 2003. On May 9, 2003, First Data withdrew its original filing, and on May 13, 2003, First Data re-filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division, initiating a new 30-day review period. The withdrawal of First Data’s original filing terminated the running of the initial 30-day review period, which would have otherwise expired on May 12, 2003, absent the issuance of a request for additional information by the Antitrust Division. The re-filing was a procedural measure which allowed First Data to continue its informal discussions with the Antitrust Division for an additional 30 days without requiring the Antitrust Division to issue a formal statutory request for additional information.

On June 12, 2003, each of First Data and Concord received a request for additional information from the Antitrust Division in connection with the merger. This request effectively extended the waiting period for the merger under the Hart-Scott-Rodino Act until 30 days after both parties substantially comply with the request for additional information. First Data and Concord each certified substantial compliance with the request for additional information on September 5, 2003. Under the Hart-Scott-Rodino Act, the Antitrust Division has the right to challenge such certification.

First Data and Concord may not complete the merger unless the conditions to completion of the merger described above are satisfied. First Data and Concord have each agreed to use their reasonable best efforts to obtain clearance for the completion of the merger and to use their reasonable best efforts to contest any order prohibiting, preventing or delaying the merger until the order becomes permanent and nonappealable. First Data and Concord also must obtain approvals from federal and state banking authorities for transactions related to the transfer of the assets and liabilities of Concord EFS National Bank and the termination of its national bank charter so that First Data does not become a bank holding company. On August 21, 2003, the Division of Banking of the Colorado Department of Regulatory Agencies approved, subject to certain customary conditions, the applications of First Financial Bank, Concord and Concord EFS National Bank to complete such transactions. Certain of these transactions remain subject to the approval of federal banking regulators. First Data and Concord cannot be certain when they will obtain approvals from these regulators or that they will obtain them at all.

The Payment System Working Group, a sub-group of the National Association of Attorneys General (an association of state attorneys general), has requested that First Data and Concord provide it with copies of the information that First Data and Concord have supplied to the Antitrust Division. First Data and Concord have complied with this request. In addition, each of First Data and Concord has provided the Payment System Working Group with copies of the information provided to the Antitrust Division in connection with the request for additional information.

First Data Common Stock Will Be Listed on the NYSE (see page 64)

The shares of First Data common stock to be issued pursuant to the merger will be listed on the New York Stock Exchange under the symbol “FDC.”

Concord Executive Officers and Directors Have Interests in the Merger that May be Different From, or in Addition to, the Interests of Concord Shareholders, Including Interests With Respect to Stock Options, Retention Bonus Payments and Employment Agreements (see page 67)

When Concord shareholders consider their board of directors’ recommendation that they vote in favor of the adoption of the merger agreement, Concord shareholders should be aware that Concord executive officers and directors may have interests in the merger that may be different from, or in addition to, shareholders’ interests.

For example, the dollar amount of in-the-money options held by the directors and executive officers of Concord that will become vested upon completion of the merger is approximately $40.1 million, based on the closing sale price of First Data common stock on September 15, 2003. Under the Concord retention bonus program, executive officers of Concord have been allocated an aggregate of approximately $4.7 million, which will become payable upon completion of the merger or, in some cases, six months after completion of the merger.

In addition, Concord executive officers Edward A. Labry III, Dan M. Palmer, J. Richard Buchignani, Ronald V. Congemi, Paul W. Finch, Jr., Edward T. Haslam and E. Miles Kilburn have employment agreements which provide that they are entitled to payments and benefits in the event of a change of control of Concord or in the event the executive officers are terminated by Concord without “cause” or terminate their employment for “good reason” (in each case, as defined in their respective employment agreements). The aggregate cash amounts payable to these executive officers under their employment agreements would have totaled approximately $5.2 million if the merger had been completed and the terminations had occurred on September 15, 2003.

The Concord board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger. Concord shareholders should consider these and other interests of Concord’s directors and executive officers that are described in this joint proxy statement/prospectus.

Each Outstanding Concord Stock Option to Purchase Concord Common Stock Will Be Converted Into a Vested and Fully Exercisable Option to Purchase 0.40 Shares of First Data Common Stock (see page 70)

Upon completion of the merger, each outstanding Concord stock option to purchase Concord common stock will be converted into an option to purchase First Data common stock. Each outstanding Concord stock option will become vested and fully exercisable upon completion of the merger. The number of shares of First Data common stock underlying the new First Data option will equal the number of shares of Concord common stock for which the corresponding Concord option was exercisable, multiplied by 0.40, rounded to the nearest whole share. The per share exercise price of each new First Data option will equal the exercise price of the corresponding Concord option divided by 0.40, rounded to the nearest whole cent.

The Purchase Method of Accounting Will Be Used to Account for the Merger (see page 60)

First Data will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States of America.

Selected Historical Financial Information

We are providing the following selected historical consolidated financial information to assist you in your analysis of the financial aspects of the merger. We derived the annual First Data historical information from the consolidated financial statements of First Data as of and for each of the years ended December 31, 1998 through 2002. We derived the annual Concord historical information from the consolidated financial statements of Concord as of and for each of the years ended December 31, 1998 through 2002. The data as of and for the six months ended June 30, 2003 and 2002 has been derived from interim financial statements of both First Data and Concord and, in the opinion of each company’s management, include all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim period. The information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes contained in the First Data and Concord annual reports on Form 10-K for the year ended December 31, 2002 and quarterly reports on Form 10-Q for the three and six months ended June 30, 2003, which have been incorporated by reference in this joint proxy statement/prospectus, as well as other information that has been filed with the Securities and Exchange Commission (“SEC”). See “Where You Can Find More Information” for information on where you can obtain copies of this information. The historical results included below and elsewhere in this document are not indicative of the future performance of First Data, Concord or the combined company.

First Data Selected Historical Financial Information

	As of and for the
	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in millions, except per share data)
Income Statement Data
Revenues	$4,123.2	$3,630.2	$7,636.2	$6,651.6	$5,922.1	$5,776.4	$5,309.5
Expenses, net of other income/expense	3,244.9	2,896.3	5,981.9	5,591.7	4,724.6	3,996.7	4,597.9

Income before income taxes, minority interest, equity earnings in affiliates and cumulative effect of a change in accounting principle	878.3	733.9	1,654.3	1,059.9	1,197.5	1,779.7	711.6
Income taxes	242.7	196.1	432.2	336.8	378.7	625.7	246.2
Minority interest	(57.0)	(47.0)	(102.8)	(32.4)	(24.5)	(38.7)	(35.8)
Equity earnings in affiliates	67.8	52.1	118.6	183.9	135.3	84.4	36.1

Income before cumulative effect of a change in accounting principle	646.4	542.9	1,237.9	874.6	929.6	1,199.7	465.7
Cumulative effect of a change in accounting principle, net of $1.6 income tax benefit	—	—	—	(2.7)	—	—	—

Net Income	$646.4	$542.9	$1,237.9	$871.9	$929.6	$1,199.7	$465.7

Depreciation and amortization	$288.4	$257.3	$538.5	$638.4	$588.8	$617.8	$591.1

Per Share Data
Earnings per share – basic	$0.86	$0.71	$1.63	$1.12	$1.14	$1.40	$0.52
Earnings per share – diluted	0.85	0.70	1.61	1.10	1.12	1.38	0.52
Cash dividends per share	0.04	0.03	0.07	0.04	0.04	0.04	0.04

Balance Sheet Data (at End of Period)
Total assets	$27,703.0	$22,630.2	$26,591.2	$21,912.2	$17,295.1	$17,004.8	$16,587.0
Settlement assets	17,377.1	13,636.8	16,688.5	13,166.9	9,816.6	9,585.6	9,758.0

Total liabilities	23,429.3	18,837.4	22,434.9	18,392.3	13,567.4	13,097.1	12,831.1
Settlement obligations	16,924.7	13,399.4	16,294.3	13,100.6	9,773.2	9,694.6	9,617.0
Borrowings	2,894.1	2,381.3	2,581.8	2,517.3	1,780.0	1,528.1	1,521.7
Convertible debt	536.6	585.9	552.7	584.8	50.0	50.0	50.0
Total stockholders’ equity	4,273.7	3,792.8	4,156.3	3,519.9	3,727.7	3,907.7	3,755.9

Concord Selected Historical Financial Information

	As of and for the
	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in millions, except per share data)
Income Statement Data
Revenue (1)	$1,089.9	$909.9	$1,966.6	$1,579.9	$1,319.7	$1,037.6	$811.6
Cost of operations	798.8	613.8	1,366.5	1,080.4	924.7	713.3	552.5
Selling, general and administrative expenses	66.3	57.1	123.9	91.1	92.0	92.3	90.9
Acquisition, restructuring and write-off charges	7.9	76.6	77.5	125.3	11.7	36.2	—
Litigation settlement charges	—	20.8	8.7	—	—	—	—
Operating income	216.9	141.6	390.0	283.1	291.3	195.8	168.2
Net investment income	24.9	33.3	65.7	57.6	37.2	16.2	2.6
Other income, net	11.1	7.0	9.1	4.2	2.2	0.2	1.2
Equity in earnings of subsidiary	—	—	—	—	—	—	0.3
Income taxes	88.5	64.1	163.1	128.0	120.2	82.9	65.7
Minority interest in subsidiary	0.6	0.4	0.9	0.5	0.6	0.1	—
Net income	$163.8	$117.4	$300.8	$216.4	$209.9	$129.2	$106.6
Depreciation and amortization	$53.8	$39.6	$85.9	$94.1	$96.6	$82.7	$70.7
Basic earnings per share	$0.34	$0.23	$0.59	$0.44	$0.44	$0.28	$0.24
Diluted earnings per share	$0.33	$0.22	$0.57	$0.42	$0.42	$0.27	$0.23
Basic shares	486.6	510.2	507.3	494.7	478.4	463.7	448.5
Diluted shares	496.7	531.5	524.7	517.0	496.0	479.7	462.8

Balance Sheet Data
Working capital	$1,430.9	$1,446.2	$1,288.5	$1,318.9	$656.0	$450.3	$223.1
Total assets	$3,001.3	$3,085.9	$2,528.4	$2,729.4	$1,828.3	$1,301.1	$1,002.3
Long-term debt, less current maturities	$133.6	$126.2	$139.1	$119.5	$109.9	$89.3	$190.6
Total stockholders’ equity	$2,077.9	$2,120.7	$1,916.2	$1,858.6	$1,132.5	$855.4	$493.2

(1)	In the third quarter of 2003, Concord began recognizing revenue from product sales when title to the equipment passes to the customer. Prior to the third quarter, Concord had recognized revenue from product sales when the equipment was shipped. This change in method of recognizing revenue did not necessitate a restatement of Concord’s financial statements because the impact of the change was not material.

Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Information

The merger will be accounted for under the purchase method of accounting, which means the assets and liabilities of Concord will be recorded, as of completion of the merger, at their respective fair values and added to those of First Data. For a more detailed description of purchase accounting, see “The Proposed Merger — Accounting Treatment.”

We have presented below selected unaudited pro forma condensed combined consolidated financial information that reflects the purchase method of accounting and is intended to provide you with a better picture of what our businesses might have looked like had they actually been combined at the beginning of each period presented. The unaudited pro forma condensed combined consolidated financial information has been prepared assuming that 0.40 of a share of First Data common stock had been issued in exchange for each outstanding share of Concord common stock. The unaudited pro forma condensed combined consolidated financial information may have been different had the companies actually been combined at the beginning of each period presented. The selected unaudited pro forma condensed combined consolidated financial information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the merger. You should not rely on the selected unaudited pro forma condensed combined consolidated financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the completion of the merger. The following selected unaudited pro forma condensed combined consolidated financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and related notes included in Chapter Two of this joint proxy statement/prospectus.

	For the
	Six Months Ended June 30, 2003	Year Ended December 31, 2002
	(in millions, except per share data)
Income Statement Data
Revenue	$4,725.7	$8,778.1
Operating income	1,091.2	2,023.3
Net income	778.3	1,457.9
Earnings per share:
Basic	$0.82	$1.52
Diluted	0.81	1.49
Weighted average number of shares and share equivalents:
Basic	943.7	960.4
Diluted	958.3	981.7
Depreciation/Amortization	407.0	760.7

Balance Sheet Data (at June 30, 2003)
Cash	$1,311.4
Settlement assets	17,938.7
Total assets	36,185.0
Settlement obligations	17,486.3
Borrowings	3,430.7
Stockholders’ equity	11,373.4

Comparative Historical and Unaudited Pro Forma Per Share Information

The following table includes selected historical per share information of First Data and Concord and unaudited pro forma condensed combined consolidated per share information after giving effect to the merger between First Data and Concord, under the purchase method of accounting, assuming that 0.40 of a share of First Data common stock had been issued in exchange for each outstanding share of Concord common stock. You should read this information in conjunction with the selected historical financial information, included elsewhere in this joint proxy statement/prospectus, and the historical financial statements of First Data and Concord and related notes that are incorporated in this joint proxy statement/prospectus by reference. The unaudited First Data pro forma condensed combined consolidated per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and related notes included in Chapter Two of this joint proxy statement/prospectus. The historical per share information is derived from audited financial statements as of and for the year ended December 31, 2002 and unaudited financial statements for the six months ended June 30, 2003 and June 30, 2002. The unaudited First Data pro forma combined cash dividends per share reflect the historical amounts paid by First Data. The unaudited pro forma Concord per share equivalents are calculated by multiplying the unaudited First Data pro forma combined per share amounts by the exchange ratio of 0.40. The pro forma combined outstanding shares of First Data as of June 30, 2003 was 934.9 million. The pro forma combined outstanding shares are based on the number of shares of First Data common stock outstanding at June 30, 2003 and the number of shares of Concord common stock outstanding at June 30, 2003 multiplied by the 0.40 exchange ratio. All per share amounts with respect to First Data common stock noted below have been retroactively restated to reflect the impact of a 2-for-1 stock split that was distributed on June 4, 2002.

The unaudited pro forma condensed combined consolidated per share information does not purport to represent what the actual results of operations of First Data and Concord would have been had the companies been combined during the periods presented or to project First Data’s and Concord’s results of operations that may be achieved after the completion of the merger.

	For the
	Six Months Ended June 30, 2003	Year Ended December 31, 2002
Unaudited First Data Pro Forma Combined
Per common share data:
Income:
Basic	$0.82	$1.52
Diluted	0.81	1.49
Cash dividends paid	0.04	0.07
Book value	12.17	N/A

First Data — Historical
Per common share data:
Income:
Basic	$0.86	$1.63
Diluted	0.85	1.61
Cash dividends paid	0.04	0.07
Book value	5.77	N/A

Concord — Historical
Per common share data:
Income:
Basic	$0.34	$0.59
Diluted	0.33	0.57
Cash dividends paid	—	—
Book value	4.27	N/A

Unaudited Pro Forma Concord Equivalents Combined
Per common share data:
Income:
Basic	$0.33	$0.61
Diluted	0.32	0.60
Cash dividends paid	0.02	0.03
Book value	4.87	N/A

Comparative Per Share Market Price And Dividend Information

First Data common stock and Concord common stock are each listed on the New York Stock Exchange. First Data’s and Concord’s ticker symbols are “FDC” and “CE,” respectively. The following table shows, for the calendar quarters indicated, based on published financial sources: (1) the high and low sale prices of shares of First Data common stock and Concord common stock as reported on the New York Stock Exchange Composite Transaction Tape (and on the NASDAQ National Market with respect to Concord prior to November 7, 2002) and (2) the cash dividends paid per share of First Data common stock. Concord has not paid cash dividends on its common stock. The sales prices and dividends with respect to First Data common stock noted below have been retroactively restated for all periods to reflect the impact of a 2-for-1 stock split that was distributed to the First Data shareholders on June 4, 2002. The sales prices with respect to Concord common stock noted below have been retroactively restated for all periods to reflect the impact of a 2-for-1 stock split that was distributed to the Concord shareholders on September 14, 2001.

	First Data Common Stock			Concord Common Stock
	High	Low	Dividends	High	Low
2001
First Quarter	$32.05	$24.88	$0.01	$24.97	$17.00
Second Quarter	$34.43	$28.75	$0.01	$28.47	$18.72
Third Quarter	$36.13	$26.33	$0.01	$30.83	$21.08
Fourth Quarter	$40.10	$27.39	$0.01	$33.36	$23.65

2002
First Quarter	$44.05	$37.98	$0.01	$34.38	$24.75
Second Quarter	$45.08	$35.15	$0.02	$35.06	$28.66
Third Quarter	$39.24	$26.84	$0.02	$30.78	$12.60
Fourth Quarter	$37.74	$23.75	$0.02	$18.10	$12.70

2003
First Quarter	$38.30	$30.90	$0.02	$16.66	$7.80
Second Quarter	$44.90	$32.50	$0.02	$16.23	$11.50
Third Quarter (through September 23, 2003)	$43.63	$36.98	$0.02	$15.45	$13.26

RISK FACTORS

First Data and Concord shareholders should carefully consider the following factors, in addition to those factors discussed in the documents that we have filed with the Securities and Exchange Commission and which we have incorporated into this document and the other information in this joint proxy statement/prospectus, before voting at their respective special meetings.

Risks Relating to the Merger

The value of First Data shares to be received by Concord shareholders will fluctuate.

The number of shares of First Data common stock issued pursuant to the merger for each share of Concord common stock is fixed. The market prices of First Data common stock and Concord common stock when the merger is completed may vary from their market prices at the date of this document and at the date of the special meetings of First Data and Concord. For example, during the 12-month period ended on September 23, 2003, the most recent practical date prior to the mailing of this joint proxy statement/prospectus, First Data common stock traded in a range from a low of $23.75 to a high of $44.90 and ended that period at $43.02, and Concord common stock traded in a range from a low of $7.80 to a high of $18.10 and ended that period at $13.70. See “Summary — Comparative Per Share Market Price and Dividend Information” for more detailed share price information.

These variations may be the result of various factors, including:

•	changes in the business, operations or prospects of First Data or Concord;

•	general market and economic conditions; and

•	litigation and/or regulatory developments.

The merger may not be completed until a significant period of time has passed after the First Data and Concord special meetings. At the time of their respective special meetings, First Data and Concord shareholders will not know the exact value of the First Data common stock that will be issued in connection with the merger.

Shareholders of First Data and Concord are urged to obtain current market quotations for First Data and Concord common stock.

We may be unable to successfully integrate the operations of First Data and Concord and realize the publicly announced potential cost synergies of $230 million on an annualized basis by 2005.

The merger involves the integration of two companies that previously operated independently. The difficulties of combining the companies’ operations include:

•	the necessity of coordinating geographically separated organizations, systems and facilities; and

•	integrating personnel with diverse business backgrounds and organizational cultures.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial condition or prospects of the combined company after the merger.

On April 2, 2003, First Data announced that it anticipated potential cost synergies of $230 million on an annualized basis by 2005 that could result from the merger. We cannot give any assurance that these savings will be realized within the time periods contemplated or even that they will be realized at all.

We will incur significant transaction, merger-related and restructuring costs in connection with the merger.

First Data and Concord expect to incur costs associated with combining the operations of the two companies, transaction fees and other costs related to the merger. The total estimate includes approximately $80 million for transaction costs. The estimated $80 million of transaction costs will be recorded as a component of the purchase price. First Data also will incur restructuring and integration costs in connection with the merger. First Data is in the early stages of making assessments of these costs and at this time is unable to give an estimate of these costs. The amount related to restructuring will be included as a liability in the purchase price allocation or as an expense, depending on the nature of the restructuring activity. The amount of transaction fees expected to be incurred is a preliminary estimate and subject to change. Additional unanticipated costs may be incurred in the integration of the businesses of First Data and Concord. Although First Data and Concord expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related and restructuring costs over time, we cannot give any assurance that this net benefit will be achieved in the near term, or at all.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of First Data’s common stock following the merger.

In accordance with generally accepted accounting principles in the United States, the merger will be accounted for using the purchase method of accounting, which will result in charges to earnings that could have an adverse impact on the market value of First Data common stock following completion of the merger. Under the purchase method of accounting, the total estimated purchase price will be allocated to Concord’s net tangible assets and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. The combined company will incur additional amortization expense based on the identifiable intangible assets acquired in connection with the merger. Additionally, to the extent the value of goodwill becomes impaired, the combined company may be required to incur material charges relating to such impairment. These amortization and potential impairment charges could have a material impact on the combined company’s results of operations.

First Data estimates the annual amortization expense for these identifiable intangible assets will approximate $169 million. Based on Concord’s amortization expense of approximately $33 million related to identifiable intangible assets for the year ended December 31, 2002, First Data will incur approximately $136 million of incremental annual amortization expense after the completion of the merger. This incremental expense will impact the earnings per share after the completion of the merger by approximately $0.09 per share. Changes in earnings per share, including as a result of this incremental expense, could adversely affect the trading price of the First Data common stock.

First Data and Concord may be unable to obtain the regulatory approvals required to complete the merger or, in order to do so, the combined company may be required to comply with material restrictions or conditions.

The merger is subject to review by the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. First Data and Concord filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division on April 10, 2003. On May 9, 2003, First Data withdrew its original filing, and on May 13, 2003, First Data re-filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division, initiating a new 30-day review period. The withdrawal of First Data’s original filing terminated the running of the initial 30-day review period, which would have otherwise expired on May 12, 2003, absent the issuance of a request for additional information by the Antitrust Division. The re-filing was a procedural measure which allowed First Data to continue its informal discussions with the Antitrust Division for an additional 30 days without requiring the Antitrust Division to issue a formal statutory request for additional information.

On June 12, 2003, each of First Data and Concord received a request for additional information from the Antitrust Division in connection with the merger. This request effectively extended the waiting period for the merger under the Hart-Scott-Rodino Act until 30 days after both parties substantially comply with the request for additional information. First Data and Concord each certified substantial compliance with the request for additional information on September 5, 2003. Under the Hart-Scott-Rodino Act, the Antitrust Division has the right to challenge such certification.

The obligation of First Data and Concord to complete the merger is conditioned upon satisfaction of material regulatory requirements, including antitrust approval. It is possible that the Antitrust Division will not have approved the merger by the date of the First Data and Concord special meetings, which could delay completion of the merger for a significant period of time after First Data and Concord shareholders have approved the proposals relating to the merger. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction.

In addition, it is possible that, among other things, the Antitrust Division or another governmental agency could condition its approval of the merger upon First Data and Concord entering into an agreement to divest a portion of their combined businesses or assets, or to restrict the operations of the combined businesses in accordance with specified business conduct rules. Acceptance of any such divestiture requests or restrictions on operations could diminish the benefits of the merger to the combined company and result in additional transaction costs, loss of revenue or other effects associated with restricting business operations. Alternatively, rejection of such conditions could result in First Data and Concord litigating with the Antitrust Division or other governmental entities, which could delay the proposed merger or possibly could cause the proposed merger to be abandoned.

No additional shareholder approval is expected to be required for any decision by First Data or Concord, after the special meeting of First Data shareholders and the special meeting of Concord shareholders, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger.

Furthermore, during or after the statutory waiting periods, and even after completion of the merger, U.S. federal or state governmental authorities could seek to challenge the merger as they deem necessary or desirable in the public interest.

First Data and Concord also must obtain approvals from federal and state banking authorities for transactions related to the transfer of the assets and liabilities of Concord EFS National Bank and the termination of its national bank charter so that First Data does not become a bank holding company. Satisfying these requirements also could affect the date of completion of the merger or require compliance with material restrictions or conditions. On August 21, 2003, the Division of Banking of the Colorado Department of Regulatory Agencies approved, subject to certain customary conditions, the applications of First Financial Bank, Concord and Concord EFS National Bank to complete such transactions. Certain of these transactions remain subject to the approval of federal banking regulators. First Data and Concord cannot be certain when they will obtain approvals from these regulators or that they will obtain them at all.

The Payment System Working Group, a sub-group of the National Association of Attorneys General (an association of state attorneys general), has requested that First Data and Concord provide it with copies of the information that First Data and Concord have supplied to the Antitrust Division. First Data and Concord have complied with this request. In addition, each of First Data and Concord has provided the Payment System Working Group with copies of the information provided to the Antitrust Division in connection with the request for additional information.

See “The Proposed Merger — Regulatory Matters Relating to the Merger” for a description of the regulatory approvals necessary in connection with the merger. No assurance can be given, however, that these approvals will be obtained or that the required conditions to closing will be satisfied, and, if all such approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals or that they will satisfy the terms of the merger agreement.

Risks Relating to the Businesses of First Data, Concord and the Combined Company

The business of the combined company will be subject to risks currently affecting the businesses of First Data and Concord.

After the completion of the merger, the business of the combined company, as well as the price of First Data common stock, will be subject to numerous risks currently affecting the businesses of First Data and Concord, including, without limitation, the potential loss of certain significant customers in Concord’s Network Services segment due to a possible failure to renew certain customer contracts which by their terms terminate on December 31, 2004, increasing competition in the combined company’s line of business and continued consolidation in the banking and retail industries. For a discussion of First Data’s business and Concord’s business, together with certain factors to consider in connection with such businesses, see First Data’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Concord’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and our other filings with the SEC that are incorporated by reference in this joint proxy statement/prospectus.

Current or future card association rules and practices could adversely affect our business, transaction volumes, operating results and financial condition.

Concord’s STARsm network, as a result of the combination of the STARsm, MAC® and Cash Station® networks, is the first regional debit network that may potentially be viewed as achieving national status in terms of size and geographic coverage. In addition, First Data’s NYCE network further increases the size and coverage of the combined company. Current VISA and MasterCard rules prohibit their members from issuing the debit cards or credit cards of any competing national network, with the exception of each other. These rules also prohibit the coexistence of competing national marks on their credit and branded debit cards. If VISA or MasterCard were to determine that STARsm, together with the NYCE network, is a competing national network and mark, they could attempt to prohibit their members from issuing STARsm-branded cards and/or prohibit the coexistence of the STARsm mark with the VISA and/or MasterCard marks on debit and credit cards. If this occurred, we cannot predict whether, when forced to choose between STARsm and other brands, issuing banks would favor STARsm over VISA or MasterCard. Further, the combined company could lose access to the VISA or MasterCard network and cardholders, which could adversely affect elements of our business, such as ATM transactions, personal identification number (referred to as a PIN in this joint proxy statement/prospectus) secured and signature debit transactions, credit card transactions, operating results and financial condition. Card issuers who participate in both STARsm and VISA or MasterCard networks also may provide incentives for cardholders to use VISA or MasterCard signature-based systems instead of the STARsm PIN-based system. Such incentives may adversely affect our business, operating results and financial condition.

The outcome of litigation involving VISA and MasterCard could have a negative impact on the business of the combined company.

VISA and MasterCard have been sued by the Department of Justice for alleged violations of the federal antitrust laws. After trial of the action, the remaining issue of the case arises out of their respective functionally identical policies of prohibiting their members from issuing cards in competing systems other than VISA, MasterCard or Citigroup, one of the largest owners/members of VISA and MasterCard. VISA and MasterCard appealed an adverse judgment by the trial court on this issue to the court of appeals for the Second Circuit. That appeal is pending. The potential impact of this litigation on the combined company depends upon whether or not the Department of Justice is successful and if it is successful, the relief ordered by the court. Concord does not currently issue credit cards and has not been deemed to operate a competing system by either VISA or

MasterCard. If VISA and MasterCard are permitted to prohibit members from issuing cards in competing systems, however, there could be a significant negative impact on the combined company if VISA or MasterCard were then to deem the STARsm debit network and/or the NYCE network to be a competing system for these purposes.

VISA and MasterCard also have been sued in a class action case brought by merchants who allege that VISA and MasterCard have (1) unlawfully tied merchant acceptance of VISA and MasterCard signature debit cards to merchant acceptance of VISA and MasterCard credit cards and (2) attempted and conspired to monopolize the market for debit cards, a business in which the combined company will compete against VISA and MasterCard. It has been reported that on June 4, 2003, MasterCard and VISA each entered into an agreement to settle the class action litigation with the merchants. According to publicly available descriptions of the agreements, the proposed settlements include monetary payments in the amount of approximately $2 billion with respect to VISA and $1 billion with respect to MasterCard, as well as agreements relating to the operating rules and competitive practices of the MasterCard and VISA networks. The settlements have not been finally approved by the court. Currently, given the uncertainties regarding the proposed settlements and their effect on the complex competitive environment, we cannot assess the potential impact of these settlements on the combined company and competing debit networks, including the NYCE debit network, majority owned by First Data, and the STARsm debit network, owned by Concord.

The expected reduction by VISA and MasterCard of the interchange fees charged for signature debit transactions could negatively impact the growth of PIN based debit transactions, as such a reduction would reduce the current disparity between the interchange fees charged for these two types of transactions.

Changes in card association fees or products could increase our costs or otherwise limit our operations.

From time to time, VISA, MasterCard, Discover, American Express and Diners Club increase the organization and/or processing fees (known as interchange fees) that they charge. For example, in April 2002 MasterCard increased its fees, and in October 2002 VISA increased its fees. It is possible that competitive pressures will result in the combined company absorbing a portion of such increases in the future, which would increase its operating costs, reduce its profit margin and adversely affect its business, operating results and financial condition. Furthermore, the rules and regulations of the various card associations and networks prescribe certain capital requirements. Any increase in the capital level required would further limit the combined company’s use of capital for other purposes.

First Data and Concord are the subject of various legal proceedings.

First Data and Concord are involved in various litigation matters. First Data and Concord also are involved in or are the subject of governmental or regulatory agency inquiries or investigations from time to time. For more information about First Data’s and Concord’s legal proceedings, see our filings with the SEC that are incorporated by reference into this joint proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this document, and in documents that are incorporated by reference in this document, that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of each company’s management. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations of First Data, Concord and the combined company. Forward-looking statements include the information in this document regarding:

•	management forecasts;

•	efficiencies/cost avoidance;

•	cost savings;

•	income and margins;

•	earnings per share;

•	growth;

•	economies of scale;

•	combined operations;

•	the economy;

•	future economic performance;

•	conditions to, and the timetable for, completing the merger;

•	future acquisitions and dispositions;

•	litigation;

•	potential and contingent liabilities;

•	management’s plans;

•	business portfolios;

•	taxes; and

•	merger and integration-related expenses.

These statements may be preceded by, followed by or include the words “may,” “will,” “should,” “potential,” “possible,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “hopes” or similar expressions. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Forward-looking statements are not guarantees of performance. You should understand that the following important factors, in addition to those discussed in “Risk Factors” above and elsewhere in this document, and in the documents which are incorporated by reference in this document, could affect the future results of First Data and Concord, and of the combined company after the completion of the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	the ability of First Data and Concord to satisfy all conditions precedent to the completion of the merger (including shareholder and various regulatory approvals);

•	the ability of First Data and Concord to integrate their operations successfully;

•	the timing of the integration of First Data and Concord necessary to achieve enhanced earnings or effect cost savings;

•	the ability to implement comprehensive plans for asset rationalization;

•	the successful integration of the information technology systems and elimination of duplicative overhead and information technology costs without unexpected costs or delays;

•	the retention of existing, and continued attraction of additional, customers and critical employees;

•	the ability to expand successfully First Data’s and Concord’s comprehensive product offering to the combined customer base;

•	the ability to grow at rates approximating recent levels for card-based payment transactions and other relevant products and services;

•	the effect of unanticipated changes in laws, regulations, credit card association rules or other industry standards or practices affecting First Data’s, Concord’s or the combined company’s businesses which could require significant product redevelopment efforts, reduce the market for or value of their products or render products obsolete;

•	the effect of changes in card association fees, products or practices;

•	the effect of unanticipated developments relating to previously disclosed lawsuits or similar matters, including, but not limited to, the outcome of litigation involving VISA and MasterCard;

•	the ability to manage successfully any impact from slowing economic conditions or consumer spending;

•	the effect of catastrophic events that could impact First Data’s, Concord’s or the combined company’s or their customers’ operating facilities, communication systems and technology or that have a material negative impact on current economic conditions or levels of consumer spending;

•	the effect of a material breach of security of any of First Data’s or Concord’s systems;

•	the effects of any utility or system interruptions or processing errors;

•	the ability to manage successfully the potential both for patent protection and patent liability in the context of the rapidly developing legal framework for expansive software patent protection;

•	the possibility of continued consolidation in the banking and retail industries;

•	the susceptibility of First Data’s and Concord’s businesses to fraud at the merchant level;

•	the effect of economic and political conditions on a regional, national or international basis;

•	the possibility of future terrorist activities or the possibility of a future escalation of hostilities in the Middle East or elsewhere;

•	the effect of inflation, changes in currency exchange rates and changes in interest rates;

•	the financial resources of, and products available to, the combined company’s competitors;

•	the ability to gain customer acceptance of the combined company’s new products and technologies;

•	product performance and customer expectations; and

•	opportunities that may be presented to and pursued by the combined company following the merger.

Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this document or the date of any document incorporated by reference.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to First Data or Concord or any person acting on either company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither First Data nor Concord undertakes any obligation to release publicly any revisions or updates to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE PROPOSED MERGER

General

The First Data board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of First Data common stock for use at the First Data special meeting. The Concord board of directors also is using this document to solicit proxies from the holders of Concord common stock for use at the Concord special meeting.

First Data Proposal

At the First Data special meeting, holders of First Data common stock are being asked to vote on the issuance of shares of First Data common stock as contemplated by the merger agreement.

The merger will not be completed unless First Data’s shareholders approve the issuance of shares of First Data common stock as contemplated by the merger agreement.

Concord Proposal

At the Concord special meeting, holders of Concord common stock will be asked to vote upon the adoption of the merger agreement.

The merger will not be completed unless Concord’s shareholders adopt the merger agreement and, by doing so, approve the proposed merger.

Background of the Merger

Since the mid-1990s, as part of its active and ongoing strategic review and business development activities, First Data from time to time considered the possibility of entering into a business combination, joint venture or other transaction with Concord. On a number of occasions during this period, representatives of the two companies met for preliminary discussions regarding a possible transaction or other contractual relationship.

In particular, in February 2000, Mr. Henry C. Duques, then Chairman and Chief Executive Officer of First Data, contacted Mr. Dan M. Palmer, then Chairman and Chief Executive Officer of Concord, to discuss the possibility of a business combination transaction. On February 17, 2000, Mr. Duques, Mr. Charles T. Fote, then President and Chief Operating Officer of First Data, and Mr. Palmer met in Memphis, Tennessee to consider this possibility. The representatives discussed on a preliminary basis a potential stock-for-stock merger transaction between the two companies. On March 3, 2000, First Data and Concord entered into a mutual confidentiality agreement. During late February and March, Messrs. Duques and Fote periodically discussed with Mr. Palmer, Mr. Richard P. Kiphart, a member of Concord’s board of directors, and Mr. Edward A. Labry III, the President of Concord, the financial aspects of a potential merger transaction between the two companies. At a regularly scheduled meeting of the First Data board of directors held on March 8, 2000, the board discussed a possible merger with Concord. During the spring of 2000, First Data periodically held internal discussions regarding Concord’s business and financial results. During this period, Mr. Palmer held numerous discussions with Concord directors regarding the communications with representatives of First Data. On May 10, 2000, at a regularly scheduled meeting, the First Data board of directors received an update on the Concord discussions. First Data and Concord continued to discuss a possible transaction from time to time until June 2000, when First Data determined that it could not offer Concord an attractive exchange ratio based on Concord’s market capitalization relative to First Data’s market capitalization. At the time the parties terminated discussions, First Data and Concord were only in the preliminary stages of considering a possible business combination.

During January and February of 2002, Mr. Labry contacted Mr. Fote of First Data to propose a possible stock-for-stock merger or other business combination between the two companies. On March 13, 2002, Mr. Fote, then President and Chief Executive Officer of First Data, and Ms. Kimberly S. Patmore, the Chief Financial Officer of First Data, met with Messrs. Palmer and Kiphart in Denver, Colorado to consider the parties’ expectations regarding the possible terms and conditions of such a transaction. From March 2002 through August 2002, Messrs. Fote, Palmer and Labry occasionally held telephonic discussions concerning the strategic rationale and possible terms of a merger, but no agreement or arrangement was reached from these conversations, and these discussions ended.

On January 13, 2003 and January 27, 2003, Messrs. Fote and Labry held telephone calls to discuss possible commercial opportunities between the two companies, not involving a business combination transaction.

During a February 12, 2003 telephone call involving Messrs. Fote, Palmer and Labry, the individuals again discussed the possibility of a business combination between the two companies, structured as a stock-for-stock merger at a fixed exchange ratio, and considered possible exchange ratios for such a merger. Messrs. Fote, Palmer and Labry agreed to meet in person to continue these discussions. Following that telephone call, First Data and Concord each began a preliminary financial analysis of a fixed exchange ratio merger. On February 13, Concord announced a realignment of its senior management team. Among other things, Mr. Kiphart was appointed Chairman of the Concord board of directors, Mr. Palmer was named Co-Chief Executive Officer, and Mr. Bond R. Isaacson was appointed a director and Co-Chief Executive Officer.

On February 14, 2003, Mr. Fote met with Messrs. Palmer and Labry in Palm Springs, California. At the meeting, the parties further discussed the possible merger transaction and considered an exchange ratio of 0.43, which was based on, among other things, the consensus analysts’ estimate of Concord’s 2003 diluted earnings per share of $0.82 and was subject to the satisfactory completion of First Data’s due diligence review of Concord. Messrs. Fote, Palmer and Labry also discussed other possible terms of a merger transaction, including potential antitrust issues raised by the contemplated merger and the payment by Concord of a 3% “break-up” fee to First Data in certain situations involving an alternative third party acquisition of Concord. The parties decided to pursue further negotiations to determine whether a transaction would be in the mutual interests of both companies and their respective shareholders. They also agreed that First Data would commence a due diligence review of Concord.

Also on February 14, 2003, the Concord board of directors held a telephonic meeting to discuss the possible business combination with First Data. Messrs. Palmer and Labry described to the Concord board of directors the meeting they had held with Mr. Fote and the exchange ratio that had been discussed. Following a discussion by the Concord board of directors of the relative merits of pursuing such a transaction as compared to the benefits of remaining an independent company, the Concord board of directors concluded that discussions with First Data should continue.

On February 15, 2003, the First Data board of directors, along with Sidley Austin Brown & Wood LLP, its legal counsel, Bingham McCutchen LLP, First Data’s special counsel for antitrust matters, and Merrill Lynch, its financial advisor, held a telephonic meeting to discuss the possible business combination. Mr. Fote described to the First Data board of directors the recent meetings with Concord, the preliminary business case for a possible business combination, the recent realignment of Concord’s senior management team and the proposed due diligence process.

On February 16, 2003, Messrs. Kiphart and Fote had a telephone call to discuss the possible business and financial terms of a merger transaction. On this call, Mr. Kiphart proposed a “reverse” break-up fee to be paid by First Data in certain situations involving a termination of the merger for certain regulatory reasons.

On February 17, 2003, the Concord board of directors, along with Kirkland & Ellis LLP, its legal counsel, and William Blair, its financial advisor, held a telephonic meeting to review the recent discussions with First Data, including the potential exchange ratio and break-up fee. The Concord board of directors instructed management to continue such discussions, to gather more information about First Data’s proposal and to establish criteria for the engagement of financial advisors.

On February 18, 2003, Concord issued a press release announcing its results of operations for the fourth quarter of 2002. In the press release, Concord forecast its 2003 diluted earnings per share to be in the range of $0.75 to $0.79 per share, which was lower than the consensus analysts’ estimate. Also on that date, First Data and Concord entered into a mutual confidentiality and standstill agreement. On the evening of February 18, Mr. Fote met with Messrs. Kiphart and Isaacson in Chicago, Illinois to discuss further the financial and business terms of the possible merger transaction.

On February 19, 2003, senior officers of First Data, including Ms. Patmore, Mr. Michael T. Whealy, its General Counsel and Chief Administrative Officer, Mr. Richard E. Aiello, its Senior Vice President responsible for Strategic Investments, along with Sidley Austin Brown & Wood LLP and Merrill Lynch, held an organizational meeting in Chicago, Illinois with senior officers of Concord, including Mr. Kiphart, Mr. Isaacson and Mr. E. Miles Kilburn, then the Senior Vice President of Business Strategy and Corporate Development of Concord, along with Kirkland & Ellis LLP and William Blair. During the meeting, the parties discussed the possible terms of a transaction and whether a proposed merger was achievable. In addition, First Data commenced the due diligence review of Concord.

From time to time during the period of February 19, 2003 through April 1, 2003, First Data and Concord reviewed a broad range of business, financial, accounting, legal and operational issues. This review included an examination of litigation, accounting, financial reporting, tax, treasury, banking and antitrust regulatory, real estate, asset valuation, human resources, employee benefits, executive compensation, information technology, intellectual property, vendor, licensing, customer contracts, customer relationships and general legal matters. During this period, the parties held numerous and extensive meetings by telephone or in person to exchange information in the course of the due diligence process and to consider the possible synergies and other opportunities presented by a merger.

On February 20, 2003, the Concord board of directors held a telephonic meeting to discuss the retention of potential financial advisors. Due to the size and significance of the merger, the Concord board of directors believed that it was appropriate to retain the services of two financial advisors. The non-executive chairman of the Concord board of directors is a principal of William Blair. The disinterested directors of Concord believed it to be in the best interests of Concord shareholders to engage William Blair as a financial advisor based on William Blair’s qualifications and expertise, reputation, knowledge of Concord’s business and long record of providing sound financial advice to Concord. The Concord board of directors believed that it was advisable to engage Goldman Sachs as a financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger and has no direct or indirect interest in Concord. Accordingly, on February 20, 2003, the Concord board of directors retained Goldman Sachs and, with Mr. Kiphart recusing himself, retained William Blair as its financial advisors for the proposed transaction.

Also on February 20, Sidley Austin Brown & Wood LLP delivered a draft merger agreement to Kirkland & Ellis LLP, and Mr. Aiello and Merrill Lynch met with Goldman Sachs to discuss the due diligence process. Later that evening, Mr. Fote met with Mr. Isaacson to discuss the potential transaction in greater detail.

On February 24, 2003, Kirkland & Ellis LLP delivered Concord’s comments to the draft agreement. Among the changes requested by Concord was a provision requiring First Data to pay a termination fee to Concord in the event that the merger failed to close as a result of the failure to obtain antitrust clearance.

On February 25, 2003, the Concord board of directors met in Memphis, Tennessee with Goldman Sachs, William Blair, Kirkland & Ellis LLP and Skadden, Arps, Slate, Meagher & Flom, LLP, Concord’s special counsel for Delaware corporate law matters, to review the proposed merger and the discussions to date, including the potential financial effect on Concord shareholders as well as the negative and affirmative covenants and the break-up fee. At the meeting, the Concord board of directors designated Messrs. Kiphart and Kilburn to lead the negotiations with First Data.

As is customary in large public transactions and in order to undertake a deliberate and careful examination of the proposed merger, the First Data board of directors determined that it was advisable to retain two internationally recognized investment banking and advisory firms with substantial experience in transactions similar to the proposed merger to render opinions as to the fairness to First Data, from a financial point of view, of the exchange ratio. Accordingly, on February 25, 2003, First Data retained JPMorgan to serve as an additional financial advisor.

On February 26, 2003, Sidley Austin Brown & Wood LLP distributed to Concord and Kirkland & Ellis LLP a revised draft of the merger agreement.

On February 27, 2003, the First Data executive committee of the board of directors held a telephonic meeting to discuss the preliminary results of the due diligence investigation of Concord and the status of negotiations with Concord.

On February 28, 2003, Messrs. Aiello and Kilburn, Sidley Austin Brown & Wood LLP, Merrill Lynch, JPMorgan, Kirkland & Ellis LLP, Goldman Sachs and William Blair met in Chicago, Illinois to discuss the revised draft merger agreement and outstanding financial, accounting and legal due diligence issues.

On March 2, 2003, the Concord board of directors, along with Kirkland & Ellis LLP, Skadden, Arps, Slate, Meagher & Flom, LLP, Goldman Sachs and William Blair, held a telephonic meeting to discuss the status of the due diligence process and the merger negotiations, including the status of various potential closing conditions and covenants. On the same day, Sidley Austin Brown & Wood LLP sent a revised draft of the merger agreement to Kirkland & Ellis LLP. On March 3, Messrs. Fote, Whealy, Kiphart and Kilburn, Sidley Austin Brown & Wood LLP, Merrill Lynch, JPMorgan, Kirkland & Ellis LLP, Goldman Sachs and William Blair again met in Chicago, Illinois to discuss First Data’s due diligence efforts to date and the status of the transaction. Because the parties were unable to agree on a number of terms, including the scope of the parties’ respective termination rights and closing conditions, and in view of the extensive further financial, accounting, operational and legal due diligence that First Data desired to pursue, Concord requested that the parties temporarily halt the due diligence review of Concord.

On March 5, 2003, the First Data board of directors, along with Merrill Lynch, JPMorgan and First Data’s legal counsel (including Sidley Austin Brown & Wood LLP, Bingham McCutchen LLP and Parker, Hudson, Rainer & Dobbs LLP), met in New York City to discuss the possible business combination with Concord. The First Data board of directors reviewed the preliminary due diligence findings and the financial and legal terms of the proposed merger. Merrill Lynch and JPMorgan gave a presentation regarding their preliminary financial analysis of Concord.

On March 5 and 6, 2003, the Concord board of directors held a regularly scheduled meeting in Memphis, Tennessee during which the Concord board of directors discussed Concord operational and corporate governance matters and also were informed of the status of due diligence efforts and negotiations with First Data regarding the proposed merger. Mr. Kiphart advised the Concord board of directors that the negotiations and due diligence had been temporarily halted.

Later on March 6, 2003, Messrs. Fote and Kiphart met in Chicago, Illinois to discuss some of the outstanding merger agreement issues, including the termination rights and the matters which had been raised by the First Data due diligence team. On March 9, the First Data board of directors, with Sidley Austin Brown & Wood LLP, Merrill Lynch and JPMorgan, held a telephonic meeting to receive an update on the unresolved merger agreement issues and the status of due diligence.

On March 10, 2003, Bloomberg News issued an article reporting rumors that Concord had put itself up for sale for as much as $6 billion and that Goldman Sachs had been retained by Concord in connection with such a transaction. The article identified First Data as one of several possible acquirers of Concord. Both Concord and First Data declined to comment in response to the article. As a result of the publication of the Bloomberg News article, from March 10 through April 1, 2003, Goldman Sachs and Mr. Kiphart from time to time received inquiries about a possible business combination transaction. During this time, Goldman Sachs and Mr. Kiphart discussed with certain third parties the possibility of a transaction. All such inquiries and discussions were preliminary in nature, and no specific proposals were received by Concord.

On March 12, 2003, Messrs. Fote, Whealy, Aiello, Isaacson and Kilburn, along with Merrill Lynch, Goldman Sachs and William Blair, met in Chicago, Illinois to discuss various remaining key terms of the proposed merger and to discuss the resumption of First Data’s due diligence. First Data agreed, among other things, to pay to Concord a $25 million termination fee in the event that the merger agreement is terminated as a result of the failure to obtain antitrust clearance. Pending further discussions, Concord agreed to provide additional due diligence information.

On March 13, 2003, the Concord board of directors, along with Kirkland & Ellis LLP, Skadden, Arps, Slate, Meagher & Flom, LLP, Goldman Sachs and William Blair, held a telephonic meeting during which the status of negotiations with First Data, including covenants to close the merger and the breadth of certain requested representations and warranties, were discussed. Mr. Kilburn advised the Concord board of directors that several significant issues had been resolved in principle, including covenants to defend against challenges to the merger and the payment of a break-up fee by First Data to Concord for failure of the merger to be completed for certain regulatory reasons. On the same day, Kirkland & Ellis LLP provided to Sidley Austin Brown & Wood LLP further written comments on the latest draft merger agreement.

On March 17, 2003, Messrs. Fote and Kiphart further discussed the outstanding terms of the proposed merger, including the final exchange ratio. Subject to, among other things, the ongoing due diligence and the approval of their respective boards of directors, they discussed a proposed exchange ratio of 0.40. The change in the proposed exchange ratio reflected a number of developments that had occurred since the parties first discussed the preliminary exchange ratio, including, among other things, Concord’s reduced forecast for 2003 diluted earnings per share and the results of First Data’s ongoing due diligence and financial analysis of the proposed merger.

On March 18, 2003, the Concord board of directors, along with Kirkland & Ellis LLP, Skadden, Arps, Slate, Meagher & Flom, LLP, Goldman Sachs and William Blair, held a telephonic meeting to discuss due diligence and the status of negotiations with First Data, including the proposed exchange ratio. Messrs. Aiello, Labry and Kilburn, along with Merrill Lynch, JPMorgan, Goldman Sachs and William Blair, then held further discussions on that day regarding the due diligence process. Following those discussions, Concord informed First Data that, in light of the significant work needed to be accomplished by Concord’s internal finance and accounting staff to prepare its Annual Report on Form 10-K for 2002, full financial and accounting due diligence of Concord would resume only after the filing of that document with the SEC.

On March 20, 2003, the Concord board of directors, along with Kirkland & Ellis LLP, Skadden, Arps, Slate, Meagher & Flom, LLP, Goldman Sachs and William Blair, held a telephonic meeting during which the status of the negotiations with First Data, the due diligence efforts to date and the strategic rationale of a business combination with First Data were further discussed.

On March 26, 2003, Messrs. Aiello, Labry and Kilburn, Merrill Lynch, JPMorgan, Goldman Sachs and William Blair met in New York City to continue First Data’s review of Concord’s business and to discuss outstanding merger agreement issues. On March 27, Concord filed its Annual Report on Form 10-K for 2002. The next day, members of First Data’s due diligence team and Merrill Lynch and JP Morgan traveled to Wilmington, Delaware to resume the financial and accounting due diligence of Concord. On the same day, Sidley Austin Brown & Wood LLP sent a revised draft of the merger agreement to Kirkland & Ellis LLP. Also on March 28, Goldman Sachs, William Blair and senior officers of Concord, including Mr. Palmer, Mr. Edward Haslam, its Chief Financial Officer and a Senior Vice President, Mr. Steve A. Lynch, its Chief Information Officer and a Senior Vice President, and Mr. P. Norman Bennett, its Senior Vice President, Treasury, traveled to Denver, Colorado to meet with Mr. Fote and other members of First Data’s senior management (including, by telephone, Ms. Patmore) to continue their business and financial due diligence of First Data.

On March 29, 2003, the Concord board of directors, along with Kirkland & Ellis LLP, Skadden, Arps, Slate, Meagher & Flom, LLP, Goldman Sachs and William Blair, held a telephonic meeting to discuss the unresolved issues in the draft merger agreement and the results to date of Concord’s due diligence investigation of First Data.

On March 30, 2003, Messrs. Aiello and Kilburn, Sidley Austin Brown & Wood LLP, Merrill Lynch, JPMorgan, Kirkland & Ellis LLP, Goldman Sachs and William Blair discussed the unresolved issues in the proposed merger agreement. The next day, Sidley Austin Brown & Wood LLP delivered a further revised merger agreement to Kirkland & Ellis LLP. Negotiations between Sidley Austin Brown & Wood LLP and Kirkland & Ellis LLP continued throughout the day and evening of March 31.

On April 1, 2003, The Wall Street Journal and The New York Times each published an article reporting that First Data and Concord were in advanced discussions regarding a merger valued at approximately $7 billion. Both First Data and Concord declined to comment in response to the articles.

On April 1, 2003, the Concord board of directors, along with Kirkland & Ellis LLP, Skadden, Arps, Slate, Meagher & Flom, LLP, Goldman Sachs and William Blair, met in Memphis, Tennessee to review the merger agreement, the terms and conditions of the transaction proposed in the merger agreement, the alternatives available to Concord and the advisability and fairness of the proposed transaction. The Concord board of directors also reviewed the business, regulatory, financial and operational aspects of the proposed merger. Goldman Sachs and William Blair delivered their respective analyses of the proposed transaction with First Data. Each financial advisor then rendered its oral opinion, subsequently confirmed in writing, that, as of April 1, 2003 and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in the opinions, the proposed exchange ratio of 0.40 was fair, from a financial point of view, to the Concord shareholders.

The Concord board of directors then unanimously approved the merger agreement and the transactions contemplated in the agreement and unanimously recommended the merger agreement to the Concord shareholders for adoption.

In the afternoon of April 1, 2003, the First Data board of directors, along with Merrill Lynch, JPMorgan and First Data’s legal counsel (including Sidley Austin Brown & Wood LLP and Parker, Hudson, Rainer & Dobbs LLP), met in New York City to review the merger agreement and the proposed terms and conditions of the merger. The First Data board of directors also reviewed the business, regulatory, financial and operational aspects of the proposed merger. At that meeting, Sidley Austin Brown & Wood LLP gave a presentation regarding the directors’ fiduciary duties and the terms of the merger agreement. The First Data board of directors also reviewed the due diligence findings. Mr. Aiello reviewed with the board of directors the business plan and synergy opportunities of the proposed merger. Next, each of Merrill Lynch and JP Morgan rendered its oral opinion to the First Data board of directors (subsequently confirmed in writing) that, as of April 1, 2003 and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the proposed 0.40 exchange ratio was fair, from a financial point of view, to First Data.

The First Data board of directors, by unanimous vote of all directors present for the vote, approved the merger agreement and the transactions contemplated by the agreement.

Following the Concord and First Data boards of directors meetings, First Data and Concord finalized and thereafter executed the merger agreement and certain ancillary agreements. Before the opening of trading on April 2, 2003, First Data and Concord issued a joint press release announcing the execution of the merger agreement.

First Data’s Reasons for the Merger

In the course of making its decision to approve the merger, the board of directors of First Data consulted with First Data’s management as well as its financial advisors and outside legal counsel and considered a number of factors, including the following:

Strategic Rationale.    The combined company would be able to provide its customers with more choices and create a more integrated provider of payment processing services. Concord’s online debit capabilities better position First Data in a high-growth segment in which it previously was underrepresented.

Synergies.    The synergies expected from the merger should result in expense savings and opportunities from the cross selling of products and services of the two companies, including the sale of First Data’s agent bank, official check and item processing services to Concord’s financial institution customers and the sale of First Data’s check verification guarantee and point-of-sale device fulfillment services to Concord’s merchant customers. In addition, the First Data board of directors noted that, although no assurances could be given that any particular level of cost synergies will be achieved, the management of First Data had identified potential cost synergies of $230 million on an annualized basis by 2005. Although the materials presented to and considered by the First Data board of directors included assumptions regarding a non-material level of cross selling opportunities, the board of directors of First Data did not consider the quantification of potential revenue synergies to be material in their decision to approve the merger due to the difficulty of reliably quantifying the amount of revenue synergies in general and as a result of the legal prohibitions on First Data and Concord sharing competitively sensitive financial information related to such opportunities.

Comparable transactions.    In connection with its review, the First Data board of directors considered the analyses prepared by Merrill Lynch and JPMorgan relating to certain comparable acquisition transactions in excess of $500 million in value, announced after January 1, 1998 and involving payment services companies that Merrill Lynch and JPMorgan deemed relevant. As a part of the analyses, Merrill Lynch and JPMorgan applied selected multiples for the comparable acquisition transactions to comparable data for Concord and, using the mean and median values resulting from that operation, calculated an imputed value range per share of Concord common stock as of March 31, 2003 of approximately $11.50 to $26.50 per share. The First Data board noted the various multiples calculated by Merrill Lynch and JPMorgan, including that the exchange ratio in the proposed merger represented a multiple of 21.8 times Concord’s net income from the latest twelve month period preceding the announcement of the proposed merger and represented a multiple of 11.2 times Concord’s enterprise value to Concord’s earnings before interest, taxes, depreciation and amortization from the latest twelve month period preceding the announcement of the proposed merger. When considering these, as well as the other multiples calculated by Merrill Lynch and JPMorgan, the First Data board of directors took into account the relationship between such multiples and the range of multiples calculated by Merrill Lynch and JPMorgan with respect to the comparable acquisition transactions. See “The Proposed Merger—Opinions of First Data’s Financial Advisors—Comparable Acquisitions Analysis” for a more detailed discussion of the comparable acquisitions analyses prepared by Merrill Lynch and JPMorgan and the assumptions and qualifications included in the analyses.

Share prices.    The First Data board of directors also reviewed the historical and current market prices of First Data common shares and Concord common shares, including that the exchange ratio represented a 57.5% premium over the closing price of Concord common stock on March 31, 2003 and a 33.4% premium over the closing price of Concord common stock 30 days prior to the announcement of the proposed merger. See “Summary—Recent Closing Prices of First Data Common Stock and Concord Common Stock.”

Anticipated financial impact.    The anticipated financial impact of the proposed transaction on the combined company’s future financial performance, including, without limitation, that the transaction is expected to be neutral to the combined company’s earnings per share in 2004 (prior to any restructuring and integration charges) and accretive to the combined company’s earnings per share in 2005 and thereafter. In particular, the First Data board of directors considered the quantitative analysis of the projected impact of the proposed merger on First Data’s earnings per share prepared by Merrill Lynch and JPMorgan, including the estimated $0.08 accretion (excluding non-recurring items) for First Data’s earnings per share for 2005, subject to the assumptions and qualifications included in and as discussed in greater detail in “The Proposed Merger—Opinions of First Data’s Financial Advisors—Pro Forma Merger Analysis.” The combined company’s ability to achieve these results depends on various factors, a number of which will be beyond its control, including economic conditions, unanticipated changes in business conditions and its ability to achieve the synergies indicated above, and therefore, there can be no assurance in this regard. See “Forward-Looking Statements.”

Competition.    The First Data board of directors’ belief that a combination of First Data and Concord will create an open and flexible electronic payments system that will foster competition to the benefit of consumers, merchants and banks. The First Data board believes that the combined company will provide a greater voice for merchants in the payment industry and allow consumers, merchants and banks enhanced payment alternatives.

Strategic alternatives.    The First Data board of directors considered trends and competitive developments in the payment services industry and the range of strategic alternatives available to First Data, including First Data continuing its existing strategy of seeking internal growth of its PIN-debit network.

Opinions of Financial Advisors.    The opinions of each of Merrill Lynch and JPMorgan to the First Data board of directors that, as of April 1, 2003 and based upon and subject to the assumptions, qualifications and limitations discussed in each opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to First Data. See “The Proposed Merger — Opinions of First Data’s Financial Advisors.”

Merger agreement.    The terms and conditions of the merger agreement.

The First Data board of directors weighed these advantages and opportunities while considering the following:

Integration.    The challenges inherent in the combination of two business enterprises of the size and scope of First Data and Concord and the possible resulting diversion of management attention for an extended period of time. The board of directors of First Data considered management’s proven track record of successfully integrating acquisitions in the past.

Contract Renewals.    Concord has a number of significant contracts in its Network Services segment that by their terms terminate on December 31, 2004. Failure to renew, or renewal on less favorable terms, could have an adverse effect on the business, operating results and financial condition of the combined company.

Litigation.    Uncertainty as to the outcome of various VISA legal proceedings which could impact the prospects of the combined company and the pending legal proceedings involving Concord and its officers and directors.

Regulatory approvals and clearances.    The conditions to the merger agreement requiring receipt of certain regulatory approvals and clearances. See “The Proposed Merger — Regulatory Matters Relating to the Merger.” In this connection, the First Data board of directors considered that a fee of $25 million could be payable to Concord if the transaction terminates due to the failure of the parties to obtain certain necessary antitrust approvals.

The First Data board recognized that there can be no assurance about future results, including results expected or considered in the factors listed above. The First Data board concluded, however, that the potential positive factors outweighed the potential risks of completing the merger.

The foregoing discussion of the information and factors considered by the First Data board of directors is not exhaustive, but includes all material factors considered by the First Data board. In view of the wide variety of factors considered by the First Data board in connection with its evaluation of the merger and the complexity of such matters, the First Data board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of the First Data board of directors may have given different weight to different factors and may have applied different analyses to each of the material factors considered by the First Data board of directors.

The First Data board of directors has approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and believes that the terms of the merger are in the best interests of First Data and its shareholders. The First Data board of directors unanimously recommends a vote FOR the proposal to issue shares of First Data common stock as contemplated by the merger agreement.

Concord’s Reasons for the Merger

At a special meeting held on April 1, 2003, after due consideration and consultation with financial and other advisors, the Concord board of directors:

•	determined that the merger agreement and the transactions contemplated by the merger agreement are advisable to Concord and its shareholders;

•	approved the merger agreement;

•	directed that the merger agreement be submitted for consideration by the Concord shareholders; and

•	unanimously recommended that the Concord shareholders vote FOR adoption of the merger agreement.

In the course of reaching its decision to approve the merger agreement, the Concord board of directors consulted with Concord’s management, as well as its outside legal counsel and its financial advisors, and considered the following material factors:

•	The value of the consideration to be received by Concord’s shareholders pursuant to the merger, including the historical market prices and trading information for the shares of First Data’s common stock and that the exchange ratio represented a significant premium over the market prices at which Concord common stock had previously traded, including a 16.8% premium over the closing price of Concord common stock on April 1, 2003, the last full trading day before the announcement of the merger, and a 57.5% premium over the closing price of Concord common stock on March 31, 2003, the last full trading day prior to the date on which The Wall Street Journal and The New York Times each published an article reporting that First Data and Concord were in discussions regarding a possible merger.

•	The business, operations, earnings and prospects of First Data, the complementary businesses of Concord and First Data, the potential prospects and businesses of the combined company following the merger and the opportunity for Concord shareholders to participate in the combined company’s long-term growth. The board also considered that there could be no assurance that such growth would occur.

•	That Concord shareholders would own approximately 21% of the combined company following the merger.

•	That the combined company would be better able to compete with card associations and other payment processors and acquirers than Concord would be were it not to enter into the merger.

•	That the combined company will be better able to promote growth in merchant acceptance of PIN-based debit cards at the point of sale because of First Data’s relationships with merchants through its merchant-acquiring alliances with 16 United States-based financial institutions.

•	That the combined company will be better able to attract issuers to its network because of First Data’s relationships with issuers, not only through its merchant-acquiring alliances with 16 United States-based financial institutions but also through its processing relationships with over 1,000 banks.

•	The Concord board of directors’ review of public disclosures by and about the business, financial condition and current business strategy of First Data, the due diligence review by Concord’s management and Concord’s financial, legal and accounting advisors of First Data and its businesses and First Data’s historical stock price performance.

•	Trends and competitive developments in the electronic funds transfer industry and the range of strategic alternatives available to Concord, including Concord continuing its existing strategy of continuing to develop and market its products and services as an independent company, or exploring potential business combinations with other companies.

•	That the combined company is expected to have combined annual revenues of approximately $10 billion.

•	The importance of size and scope, which would allow the combined company to compete more effectively and efficiently in the increasingly competitive electronic funds transfer industry and the fact that the combined company would be stronger financially than Concord would be as an independent entity.

•	The corporate governance aspects of the merger, including that at or prior to the completion of the merger, one of Concord’s current directors would be named to serve on the First Data board of directors after the merger.

•	The intended treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

•	The likelihood, determined after consultation with its legal counsel, that the regulatory approvals and clearances necessary to complete the merger would be obtained and that First Data had agreed in the merger agreement to use its reasonable best efforts to contest any action to prohibit the merger and to have any order prohibiting the merger vacated, lifted, reversed or overturned.

•	The terms of the merger agreement including:

•	that Concord may provide information to and enter into negotiations with a third party if Concord receives an unsolicited proposal from a third party which the board concludes is or is reasonably likely to result in a proposal that is more favorable to Concord’s shareholders than the proposed merger;

•	that Concord may terminate the merger agreement to accept a proposal that is more favorable to Concord’s shareholders if Concord has provided First Data an opportunity to match such superior proposal and, if First Data fails to so match, pays First Data a $210 million termination fee; and

•	that First Data has generally agreed not to enter into any agreement to acquire another entity if this would cause a material delay in or prevent the receipt of any antitrust approval necessary to complete the merger.

•	The opinions of each of Goldman Sachs and William Blair, delivered to the Concord board on April 1, 2003, which provide that, as of that date and based on and subject to the assumptions, qualifications and limitations described in their respective opinions, the exchange ratio pursuant to the merger agreement is fair from a financial point of view to the holders of Concord common stock. Copies of the written opinions of Goldman Sachs and William Blair, each dated April 1, 2003, which discuss the procedures followed, assumptions made, matters considered and the limitations of the reviews undertaken by each of Goldman Sachs and William Blair in connection with their respective opinions, are attached as Annex D and Annex E, respectively, to this joint proxy statement/prospectus and are incorporated in this joint proxy statement/prospectus by reference. Concord shareholders are urged to read the Goldman Sachs and William Blair opinions in their entirety. See “The Proposed Merger — Opinions of Concord’s Financial Advisors.”

The Concord board of directors weighed these advantages and opportunities against:

•	The challenges inherent in the combination of two business enterprises of the size and scope of First Data and Concord, which would have combined annual revenues of approximately $10 billion, and the possible resulting diversion of management attention for an extended period of time.

•	The restrictions contained in the merger agreement on the operation of Concord’s business during the period between the signing of the merger agreement and the completion of the merger.

•	The $210 million termination fee to be paid to First Data if the Concord board of directors approves or recommends a takeover proposal from another entity and in certain other circumstances.

•	The possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger on:

•	the market price of Concord’s stock;

•	Concord’s operating results, particularly in light of the costs incurred in connection with the transaction; and

•	Concord’s ability to attract and retain key personnel.

•	The possibility of significant costs and delays which may result from seeking regulatory approvals necessary for the completion of the merger and the fact that failure to obtain these regulatory approvals could prevent completion of the merger.

•	The possibility that Concord may have to transfer the assets and liabilities of Concord EFS National Bank or otherwise reorganize or restructure Concord EFS National Bank in order to complete the merger.

•	The risk that anticipated benefits, long-term as well as short-term, of the merger for the Concord shareholders might not be realized.

•	The impact of the merger on Concord’s employees.

•	The risk that various provisions of the merger agreement may have the effect of discouraging other persons potentially interested in a combination with Concord from pursuing such opportunity.

•	The uncertainties associated with an action filed against First Data by VISA and the counterclaim filed against VISA by First Data.

•	Other risks described in this joint proxy statement/prospectus in the section entitled “Risk Factors.”

The Concord board also considered that the merger agreement provides for a fixed exchange ratio of 0.40 and that the value of the consideration to be received in the merger by Concord shareholders depends on the value of the First Data common stock at the time of the merger. The Concord board realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Concord board concluded that the potential positive factors outweighed the potential risks of completing the merger.

The foregoing discussion of the information and factors considered by the Concord board of directors is not exhaustive, but includes material factors considered by the Concord board. In view of the wide variety of factors considered by the Concord board in connection with its evaluation of the merger and the complexity of such matters, the Concord board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Concord board discussed the factors described above, asked questions of Concord’s management and Concord’s legal and financial advisors and reached general consensus that the merger was advisable to Concord and its shareholders. In considering the factors described above, individual members of the Concord board of directors may have given different weight to different factors and may have applied different analyses to each of the material factors considered by the Concord board of directors.

The Concord board of directors has approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and believes that the terms of the merger are advisable to Concord and its shareholders. Accordingly, the Concord board of directors unanimously recommends that Concord shareholders vote “FOR” the adoption of the merger agreement and, by doing so, approve the proposed merger.

Opinions of First Data’s Financial Advisors

At the meeting of the First Data board of directors on April 1, 2003, each of Merrill Lynch and JPMorgan rendered its oral opinion to the First Data board of directors (subsequently confirmed in writing) that, as of that date and based upon and subject to the assumptions, qualifications and limitations discussed in its written opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to First Data.

The full text of the opinions of Merrill Lynch and JPMorgan, each dated April 1, 2003, which discuss, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the reviews undertaken by each of Merrill Lynch and JPMorgan in rendering their respective opinions, are attached as Annex B and Annex C, respectively, to this document and are incorporated into this document by reference. The summary of the Merrill Lynch and JPMorgan fairness opinions provided in this document is qualified in its entirety by reference to the full text of each of the opinions. First Data shareholders are urged to read these opinions carefully and in their entirety. Each of the Merrill Lynch and JPMorgan opinions is addressed to the First Data board of directors and is directed to the fairness, from a financial point of view, of the exchange ratio in the proposed merger. Neither the JPMorgan nor the Merrill Lynch opinion constitutes a recommendation to any First Data shareholder as to how any such shareholder should vote with respect to the proposed merger or any other matter.

Opinion of Merrill Lynch & Co.

In connection with rendering its opinion and performing the related financial analyses, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to First Data and Concord that Merrill Lynch deemed to be relevant;

•	reviewed certain information, including financial forecasts, relating to the respective businesses, earnings, cash flow, assets, liabilities and prospects of First Data and Concord furnished to Merrill Lynch by senior management of First Data and Concord, as well as the amount and timing of the cost savings, revenue enhancements and related expenses expected to result from the proposed merger (the “Expected Synergies”) furnished to Merrill Lynch by senior management of First Data and Concord, respectively;

•	conducted discussions with members of senior management and representatives of First Data and Concord concerning the matters described in the preceding two bullet points, as well as their respective businesses and prospects before and after giving effect to the proposed merger and the Expected Synergies;

•	reviewed the market prices and valuation multiples for shares of First Data common stock and shares of Concord common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the respective publicly reported financial condition and results of operations of First Data and Concord and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the proposed merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of First Data and Concord and their respective financial and legal advisors with respect to the proposed merger;

•	reviewed the potential pro forma impact of the proposed merger;

•	reviewed a draft of the merger agreement dated March 31, 2003; and

•	reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of First Data or Concord, nor was Merrill Lynch furnished with any such evaluation or appraisal (other than two preliminary identifiable asset valuation reports with respect to Concord prepared by independent valuation consultants retained by First Data (the “Preliminary Valuation Reports”)). Merrill Lynch did not evaluate the solvency or fair value of Concord or First Data under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of First Data or Concord. With respect to the financial and operating information, including, without limitation, financial forecasts, valuations of contingencies, future economic conditions and the Expected Synergies furnished to or discussed with Merrill Lynch by First Data and Concord, Merrill Lynch assumed that all this information had been reasonably prepared and reflected the best currently available estimates and judgments of the senior management of First Data or Concord as to the future financial and operating performance of First Data, Concord or the combined entity, as the case may be, and the Expected Synergies. Merrill Lynch further assumed that the proposed merger would qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch also assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by it.

Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as in effect on, and on the information made available to Merrill Lynch as of, the date of its opinion. For the purposes of rendering its opinion, Merrill Lynch assumed that the proposed merger would be completed substantially in accordance with the terms contained in the merger agreement, including in all respects material to Merrill Lynch’s analysis, that the representations and warranties of each party in the merger agreement and in all related documents and instruments that are referred to in the merger agreement were true and correct, that each party to such documents and instruments would perform all of the covenants and agreements required to be performed by such party under such documents and instruments and that all conditions to the completion of the proposed merger would be satisfied without waiver. Merrill Lynch also assumed that, in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the proposed merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of First Data, Concord, or the combined entity, as the case may be, or on the contemplated benefits of the proposed merger, including the Expected Synergies.

The Merrill Lynch opinion does not address the merits of the underlying decision by First Data to engage in the proposed merger and Merrill Lynch does not express any opinion as to the prices at which the shares of First Data common stock or Concord common stock will trade following the announcement or completion of the proposed merger. Furthermore, the Merrill Lynch opinion does not constitute a recommendation to any shareholder of First Data as to how such shareholder should vote on the proposed merger or any other matter related to the merger.

Opinion of J.P. Morgan Securities Inc.

In connection with rendering its opinion and performing the related financial analyses, JPMorgan:

•	reviewed a draft dated March 31, 2003 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Concord and First Data and the industries in which they operate;

•	compared the proposed financial terms of the proposed merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Concord and First Data with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices and valuation multiples of shares of Concord common stock and First Data common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Concord and First Data, respectively, relating to the business of Concord and such analyses and forecasts prepared by management of First Data relating to its business, as well as the estimated amount and timing of the Expected Synergies; and

•	performed such other financial studies and analyses and considered such other information (including, among other things, the Preliminary Valuation Reports) as JPMorgan deemed appropriate for the purposes of its opinion.

In addition, JPMorgan held discussions with certain members of the management of Concord and First Data with respect to certain aspects of the proposed merger, and the past and current business operations of Concord and First Data, the financial condition and future prospects and operations of Concord and First Data, the effects of the proposed merger on the financial condition and future prospects of First Data (including the Expected Synergies) and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by First Data and Concord or otherwise reviewed by JPMorgan, and JPMorgan did not assume any responsibility or liability with respect to the accuracy and completeness of that information. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, nor were any valuations or appraisals provided to JPMorgan (other than the Preliminary Valuation Reports), and JPMorgan did not evaluate the solvency or fair value of First Data or Concord under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, JPMorgan did not assume any obligation to conduct, and did not conduct, any physical inspection of the properties or facilities of First Data or Concord. In relying on financial and operating information, including, without limitation, financial analyses and forecasts, valuations of contingencies, future economic conditions and the Expected Synergies provided to or discussed with JPMorgan by First Data and Concord, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of First Data and Concord or the combined entity, as the case may be, and the Expected Synergies. JPMorgan also assumed that the proposed merger would qualify as a tax-free reorganization for United States federal income tax purposes and that the other transactions contemplated by the merger agreement would be completed as described in the merger agreement. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan also assumed that the definitive merger agreement would not differ in any material respects from the draft furnished to it. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the proposed merger would be obtained without any adverse effect on Concord or First Data or on the contemplated benefits of the proposed merger.

The JPMorgan opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of its opinion. Subsequent developments may affect its opinion and JPMorgan does not have any obligation to update, revise or reaffirm its opinion. The JPMorgan opinion is limited to the fairness of the exchange ratio, from a financial point of view, to First Data, and JPMorgan does not express any opinion as to the underlying decision by First Data to engage in the proposed merger. JPMorgan does not express any opinion as to the price at which shares of First Data common stock or Concord common stock will trade at any future time. The JPMorgan opinion does not constitute a recommendation to any First Data shareholder as to how such shareholder should vote with respect to the proposed merger or any other matter.

April 1, 2003 Joint Presentation by Merrill Lynch and JPMorgan

At the April 1, 2003 meeting of the First Data board of directors, Merrill Lynch and JPMorgan made a joint presentation of certain financial analyses of the proposed merger.

The following is a summary of the material analyses contained in the presentation that was delivered to First Data. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Merrill Lynch and JPMorgan, the tables, including the summary table, must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch and JPMorgan.

Summary Table

Merrill Lynch and JPMorgan performed a number of financial analyses, including a public markets comparables analysis, a comparable acquisitions analysis and a discounted cash flow analysis of Concord before and after giving effect to the Expected Synergies and certain one-time restructuring charges, integration charges and transaction expenses as provided by senior management of First Data (the “Non-Recurring Items”). Each of the above methodologies was used to calculate a range of imputed value per share of Concord common stock as of March 31, 2003, which was then compared to the implied purchase price of $14.80 per share of Concord common stock under the exchange ratio for the proposed merger based on the closing price of First Data common stock on March 31, 2003. The following summary table sets out the ranges of imputed value per share of Concord common stock as of March 31, 2003 for each of these financial analyses. In applying the various valuation methodologies to the business and operations of Concord and the circumstances of the proposed merger, Merrill Lynch and JPMorgan made qualitative judgments as to the significance and relevance of each analysis. Accordingly, the methodologies and imputed value ranges derived from these analyses included in the table should be considered as a whole and in the context of the narrative description of the financial analyses contained below, including the methodologies and assumptions underlying these analyses. Considering the imputed value ranges included in the table without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch and JPMorgan.

Financial Analysis	Range of Imputed Values	Implied Purchase Price
Public Market Comparables Analysis	$13.25 – $15.50	$14.80
Comparable Acquisitions Analysis	$11.50 – $26.50	$14.80
Discounted Cash Flow Analysis of Concord (excluding Expected Synergies and Non-Recurring Items)	$14.00 – $18.50	$14.80
Discounted Cash Flow Analysis of Concord (including Expected Synergies and Non-Recurring Items)	$18.00 – $23.75	$14.80

Public Market Comparables Analysis

Using publicly available information, Merrill Lynch and JPMorgan compared selected historical and projected operating and financial data of First Data and Concord with corresponding data for selected publicly traded companies that Merrill Lynch and JPMorgan deemed to be relevant. These companies were:

•	Total Systems Services, Inc.

•	Certegy, Inc.

•	Alliance Data Systems Corporation

•	Global Payments, Inc.

•	National Processing, Inc.

Merrill Lynch and JPMorgan selected these companies because they engage in businesses and have operating profiles reasonably similar to those of First Data and Concord. Merrill Lynch and JPMorgan used publicly available financial information and publicly available equity research to determine multiples for each comparable company and for First Data and Concord of (1) closing stock price to 2002 earnings per share, (2) closing stock price to 2003 estimated earnings per share, (3) closing stock price to 2004 estimated earnings per share, (4) enterprise value to 2002 earnings before interest, taxes, depreciation and amortization (which we refer to as “EBITDA”) and (5) enterprise value to 2003 estimated EBITDA. For the purposes of this analysis, Merrill Lynch and JPMorgan utilized the closing price per share of common stock on March 31, 2003 as the applicable closing stock price for each comparable company and for First Data and Concord and calculated the enterprise value of each comparable company and of First Data and Concord as the fully diluted market value as of March 31, 2003 plus, as of December 31, 2002, total debt, minority interest and capital leases and less unrestricted cash and cash equivalents. This analysis yielded the following multiples.

	Comparable Companies								Reference Data
Selected Multiple	High		Mean		Median		Low		First Data		Concord
Price to 2002 Earnings Per Share	27.4	x	21.2	x	22.9	x	13.3	x	22.3	x	13.8	x
Price to 2003 Estimated Earnings Per Share	23.3		19.5		20.3		15.3		19.5		12.4
Price to 2004 Estimated Earnings Per Share	20.0		17.1		18.2		13.3		17.1		10.9
Enterprise Value to 2002 EBITDA	12.7		9.5		9.7		5.4		12.9		6.2
Enterprise Value to 2003 Estimated EBITDA	12.3		9.0		9.1		5.6		11.6		5.6

Merrill Lynch and JPMorgan applied each of the multiples for the comparable companies to comparable data for Concord and, using the mean and median values resulting from such operation, calculated an imputed value range per share of Concord common stock as of March 31, 2003 of approximately $13.25 to $15.50 per share.

No comparable company identified above is identical to First Data or Concord. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected company data.

Comparable Acquisitions Analysis

Merrill Lynch and JPMorgan reviewed publicly available information relating to certain acquisition transactions in excess of $500 million in value, announced after January 1, 1998 and involving payment service companies that Merrill Lynch and JPMorgan deemed to be relevant. The following table includes the acquisition transactions analyzed by Merrill Lynch and JPMorgan:

Target/Acquirer:

•	PayPal, Inc./eBay Inc.

•	NYCE Corporation/First Data Corporation

•	NOVA Corporation/U.S. Bancorp

•	Star Systems, Inc./Concord EFS, Inc.

•	Paymentech, Inc./First Data Corporation

•	Electronic Payment Services Inc./Concord EFS, Inc.

•	BA Merchant Services, Inc./BankAmerica Corporation

•	PMT Services, Inc./NOVA Corporation

For these selected acquisition transactions, Merrill Lynch and JPMorgan used publicly available financial information and publicly available equity research to determine multiples for each of the acquired businesses and for Concord in the proposed merger of (1) purchase price to net income for the latest twelve months preceding the announcement of the acquisition, (2) purchase price to estimated net income for the next twelve months following the announcement of the acquisition, (3) enterprise value to EBITDA for the latest twelve months preceding the announcement of the acquisition and (4) enterprise value to earnings before interest and taxes (“EBIT”) for the latest twelve months preceding the announcement of the acquisition. Merrill Lynch and JPMorgan also calculated the premium of the purchase price for each of the selected acquisition transactions and for the proposed merger to the stock price of the acquired company one day prior to announcement and the stock price of the acquired company 30 days prior to announcement. This analysis yielded the following multiples.

	Comparable Acquisitions								Proposed Merger
Selected Multiple/Purchase Price Premium	High		Mean		Median		Low		Concord/ First Data
Purchase Price to Latest Twelve Months Net Income	50.3	x	38.3	x	38.8	x	24.6	x	21.8	x
Purchase Price to Projected Next Twelve Months Estimated Net Income	34.9		30.2		33.6		19.7		19.5
Enterprise Value to Latest Twelve Months EBITDA	22.5		14.4		13.3		10.3		11.2
Enterprise Value to Latest Twelve Months EBIT	32.2		22.7		20.9		16.2		13.2
Premium of Purchase Price to Target Stock Price – 1-Day Prior	47.1%		24.8%		22.2%		2.2%		57.5%
Premium of Purchase Price to Target Stock Price – 30-Days Prior	72.0		32.7		26.3		(15.3)		33.4

Merrill Lynch and JPMorgan applied each of the multiples for the comparable acquisition transactions to comparable data for Concord and, using the mean and median values resulting from such operation, calculated an imputed value range per share of Concord common stock as of March 31, 2003 of approximately $11.50 to $26.50 per share.

No selected acquisition transaction identified above is identical to the proposed merger. A complete analysis involves complex considerations and judgments concerning differences in the selected acquisition transactions and other factors that could affect the premiums paid in such comparable transactions to which the proposed merger is being compared; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected acquisition transaction data.

Discounted Cash Flow Analysis of Concord

Merrill Lynch and JPMorgan performed a discounted cash flow analysis of Concord as a stand-alone entity, both before and after giving effect to the Expected Synergies and the Non-Recurring Items as provided by the management of First Data and based on First Data management financial estimates, for the years 2003 through 2012. Merrill Lynch and JPMorgan calculated a range of equity values per share of Concord common stock based upon the sum of the net present value of Concord’s ten-year stream of projected unlevered free cash flows plus the net present value of Concord’s terminal value based on a range of multiples of its projected 2012 EBITDA. In conducting this analysis, Merrill Lynch and JPMorgan used discount rates ranging from 11% to 13% and terminal value multiples of 2012 EBITDA ranging from 7.0x to 9.0x. The discount rates utilized in this analysis were chosen based upon an analysis of the weighted average cost of capital of Concord and other comparable companies which Merrill Lynch and JPMorgan deemed relevant in their expertise and judgment. The terminal value multiples utilized in this analysis were selected based upon Merrill Lynch and JPMorgan’s review of the trading characteristics of the common stock of selected publicly traded companies which they deemed relevant in their expertise and judgment. The discounted cash flow analyses of Concord yielded a range of imputed equity value per share of Concord common stock, before giving effect to the Expected Synergies and Non-Recurring Items, of approximately $14.00 to $18.50, and a range of imputed equity value per share of Concord common stock, after giving effect to the Expected Synergies and Non-Recurring Items, of approximately $18.00 to $23.75.

Discounted Cash Flow Analysis of First Data

Merrill Lynch and JPMorgan also performed a discounted cash flow analysis of First Data as a stand-alone entity based on First Data management financial estimates for the years 2003 through 2007. Merrill Lynch and JPMorgan calculated a range of equity values per share of First Data common stock based upon the sum of the net present value of First Data’s five-year stream of projected unlevered free cash flows plus the net present value of First Data’s terminal value based on a range of multiples of its projected 2007 EBITDA. In conducting this analysis, Merrill Lynch and JPMorgan used discount rates ranging from 11% to 13% and terminal value multiples of 2007 EBITDA ranging from 8.0x to 10.0x. The discount rates utilized in this analysis were chosen based upon an analysis of the weighted average cost of capital of First Data and other comparable companies which Merrill Lynch and JPMorgan deemed relevant in their expertise and judgment. The terminal value multiples utilized in this analysis were selected based upon Merrill Lynch and JPMorgan’s review of the trading characteristics of the common stock of selected publicly traded companies which they deemed relevant in their expertise and judgment. The discounted cash flow analysis of First Data yielded a range of imputed equity value per share of First Data common stock of approximately $33.25 to $43.75.

Pro Forma Merger Analysis

Merrill Lynch and JPMorgan analyzed the pro forma impact of the proposed merger on First Data’s earnings per share and cash earnings per share (earnings per share excluding amortization of intangibles) for the fourth quarter of 2003 and for the years 2004 and 2005. Merrill Lynch and JPMorgan conducted this analysis both before and after giving effect to the Non-Recurring Items. For purposes of this analysis, Merrill Lynch and JPMorgan used the financial information and projections and Expected Synergies provided by the management of First Data and incorporated certain assumptions with respect to the value of identifiable intangibles created by the proposed merger and various structural considerations. This analysis yielded the following results.

	Accretion/(Dilution) – $
		Calendar Years
	Q4 2003	2004	2005
Financial Statistic
Earnings Per Share (excluding Non-Recurring Items)	$(0.01)	$0.01	$0.08
Earnings Per Share (including Non-Recurring Items)	(0.03)	(0.08)	0.06
Cash Earnings Per Share (excluding Non-Recurring Items)	0.00	0.07	0.15
Cash Earnings Per Share (including Non-Recurring Items)	(0.01)	(0.02)	0.12

General

In connection with the review of the proposed merger by the First Data board of directors, Merrill Lynch and JPMorgan performed a variety of financial and comparable analyses for purposes of rendering their respective opinions. The above summary of these analyses does not purport to be a complete description of the analyses performed by Merrill Lynch and JPMorgan in arriving at their opinions. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at their respective opinions, Merrill Lynch and JPMorgan considered the results of all of their analyses as a whole and did not attribute any particular weight to any analysis or factor considered by them. Furthermore, Merrill Lynch and JPMorgan believe that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of their analyses, without considering all of them, would create an incomplete view of the process underlying their analyses and opinions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Merrill Lynch or JPMorgan with respect to the actual value of First Data, Concord or the combined entity.

In performing their analyses, Merrill Lynch and JPMorgan made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Merrill Lynch, JPMorgan, First Data or Concord. Any estimates contained in the analyses of Merrill Lynch and JPMorgan are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of Merrill Lynch and JPMorgan of the fairness of the exchange ratio, from a financial point of view, to First Data and were prepared in connection with the delivery by Merrill Lynch and JPMorgan of their respective opinions to the First Data board of directors. The analyses do not purport to be appraisals or to reflect the prices at which the shares of First Data common stock or Concord common stock will trade following the announcement or completion of the proposed merger.

The exchange ratio and other terms of the proposed merger were determined through arms’ length negotiations between First Data and Concord and were approved by the First Data board of directors. Merrill Lynch and JPMorgan provided advice to First Data during such negotiations. However, Merrill Lynch and JPMorgan did not recommend any specific exchange ratio or other form of consideration to First Data or that any specific exchange ratio or other form of consideration constituted the only appropriate consideration for the proposed merger. The opinions of Merrill Lynch and JPMorgan were one of many factors taken into consideration by the First Data board of directors in making its determination to approve the proposed merger. The analyses of Merrill Lynch and JPMorgan summarized above should not be viewed as determinative of the opinion of the First Data board of directors with respect to the value of First Data, Concord or the combined entity or of whether the First Data board of directors would have been willing to agree to a different exchange ratio or other forms of consideration.

The First Data board of directors selected Merrill Lynch and JPMorgan as its financial advisors because of their reputations as internationally recognized investment banking and advisory firms with substantial experience in transactions similar to the proposed merger and because Merrill Lynch and JPMorgan are familiar with First Data and its business. As part of its investment banking and financial advisory business, each of Merrill Lynch and JPMorgan is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Each of Merrill Lynch and JPMorgan provides a full range of financial advisory and securities services. In the past, Merrill Lynch has provided financial advisory, investment banking and other financing services for First Data and Concord, including having acted as strategic advisor to First Data in its acquisition of NYCE Corporation in June 2001, as a co-manager to First Data on its $1 billion high-grade debt offering in November 2001, as a co-manager to Concord on its $1.3 billion follow-on common stock offering in June 2001, and as a joint book running manager to First Data on its $1 billion high-grade debt offering in July 2003, for which Merrill Lynch received total fees equal to approximately $6.1 million. In the past, JPMorgan and its affiliates have provided corporate and bank financing, investment management and private banking, securities trading, derivatives and foreign exchange, and treasury management services for First Data and its affiliates, for which JPMorgan received total fees equal to $21.7 million from January 1, 2001 to July 31, 2003. In addition, certain of JPMorgan’s affiliates are engaged on an ongoing basis in vendor-client, joint venture and outsourcing relationships with First Data relating to such affiliates’ merchant processing services and retail banking businesses. Each of Merrill Lynch, JPMorgan and JPMorgan’s affiliates may also provide such services to First Data, Concord or the combined entity and their affiliates in the future for which it would expect to receive fees.

In the ordinary course of its business, each of Merrill Lynch and JPMorgan (or their respective affiliates) may actively trade the debt and equity securities of First Data or Concord or their affiliates for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

Under the terms of separate letter agreements, dated February 14, 2003, in the case of Merrill Lynch, and March 5, 2003 (as amended on April 1, 2003), in the case of JPMorgan, First Data engaged each of Merrill Lynch and JPMorgan to act as its financial advisor in connection with the proposed merger. Pursuant to its letter agreement with Merrill Lynch, First Data agreed to pay Merrill Lynch (a) a fee of $100,000 on the date of the letter, (b) a fee of $4,000,000 upon execution of the merger agreement and (c) a fee of $10,900,000 upon completion of the proposed merger. In addition, in the event that First Data receives any fee or reimbursement of expenses resulting from the termination of the merger agreement, First Data agreed to pay Merrill Lynch 5% of such fee, less any fees already paid by First Data to Merrill Lynch under the letter. First Data has agreed with Merrill Lynch that a portion of any fees, commissions and discounts that Merrill Lynch or its affiliates receive in connection with First Data’s $1 billion July 2003 high-grade debt offering or First Data’s offering of other debt securities prior to the completion of the proposed merger will be deducted from amounts otherwise paid or payable to Merrill Lynch or its affiliates pursuant to the letter agreement. Pursuant to its letter agreement with JPMorgan, First Data agreed to pay JPMorgan (a) a fee of $1,200,000 upon public announcement of the proposed merger and (b) a fee of $2,300,000 upon completion of the proposed merger. Under the respective letter agreements, First Data also agreed to reimburse each of Merrill Lynch and JPMorgan for its reasonable out-of-pocket expenses incurred in connection with the engagement and to indemnify each of Merrill Lynch and JPMorgan and their related parties from and against certain liabilities, including liabilities under the federal securities laws.

Opinions of Concord’s Financial Advisors

Goldman Sachs and William Blair rendered their opinions to the Concord board of directors that, as of April 1, 2003 and based upon and subject to the factors and assumptions discussed in the opinions, the exchange ratio in the merger agreement was fair from a financial point of view to the holders of Concord common stock.

The full text of the written opinions of Goldman Sachs and William Blair, each dated April 1, 2003, which discuss the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinions, are attached to this joint proxy statement/prospectus as Annex D and Annex E, respectively. Holders of Concord common stock should read these opinions in their entirety.

Goldman Sachs and William Blair provided their opinions for the information and assistance of the Concord board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs and William Blair opinions do not constitute recommendations as to how any holder of Concord common stock should vote with respect to such transaction.

Opinion of Goldman, Sachs & Co.

Goldman Sachs rendered its opinion to the Concord board of directors that, as of April 1, 2003 and based upon and subject to the factors and assumptions discussed in its opinion, the exchange ratio of 0.40 shares of First Data common stock to be exchanged for each share of Concord’s common stock pursuant to the merger agreement, is fair from a financial point of view to the holders of Concord common stock.

The full text of the written opinion of Goldman Sachs, dated April 1, 2003, which includes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated in this joint proxy statement/prospectus by reference. Concord’s shareholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Concord board of directors in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of Concord common stock should vote with respect to the transaction.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	the Annual Reports to Shareholders and Annual Reports on Form 10-K of Concord and First Data for the five years ended December 31, 2002;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Concord and First Data;

•	certain other communications from Concord and First Data to their respective shareholders; and

•	certain internal financial analyses and forecasts for Concord and First Data prepared by their respective managements and provided for the use of Goldman Sachs, including certain cost savings and operating synergies projected by the managements of Concord and First Data to result from the transaction contemplated by the merger agreement.

Goldman Sachs also held discussions with members of the senior managements of Concord and First Data regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs:

•	reviewed the reported price and trading activity for Concord common stock and First Data common stock;

•	compared certain financial and stock market information for Concord and First Data with similar information for certain other companies the securities of which are publicly traded; and

•	reviewed the financial terms of certain recent business combinations in the payments processing industry specifically and in other industries generally and performed such other studies and analyses as Goldman Sachs considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by Goldman Sachs and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed with Concord’s consent that the internal financial forecasts for Concord and First Data provided by the managements of Concord and First Data, including certain cost savings and operating synergies projected by the managements of Concord and First Data to result from the transaction contemplated by the merger agreement, were reasonably prepared on a basis reflecting the best currently available judgments and estimates of Concord and First Data. Goldman Sachs also assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the transaction contemplated by the merger agreement will be obtained without any adverse effect on Concord, on First Data or on the contemplated benefits of the transaction contemplated by the merger agreement. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to those portfolios and, accordingly, it assumed that such allowances for losses are in the aggregate adequate to cover such losses. In addition, Goldman Sachs did not review individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Concord or First Data or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal.

The following is a summary of the material financial analyses used by Goldman Sachs in connection with providing its opinion to the Concord board of directors on April 1, 2003. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables, including the implied per share valuation table, must be read together with the text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 31, 2003 and is not necessarily indicative of current market conditions.

Implied Per Share Valuation Table.    As more fully summarized below, Goldman Sachs performed various financial analyses, including premium analysis and exchange ratio history, comparison of selected public companies, discounted cash flow and discounted share price analysis, pro forma merger analysis, contribution analysis and comparable transactions. For each of the discounted cash flow analysis and the discounted share price analysis, Goldman Sachs calculated implied per share valuation ranges of Concord common stock as of March 31, 2003. The table below summarizes the implied per share valuation ranges for each of these analyses. Based on the exchange ratio and the closing prices of Concord and First Data common stock on March 31, 2003, the implied purchase price per share of Concord common stock was $14.80. Goldman Sachs did not calculate implied per share valuation ranges of Concord common stock for the following financial analyses: premium analysis and exchange ratio history, comparison of selected public companies, pro forma merger analysis, contribution analysis and comparable transactions. The table below is not a complete description of the discounted cash flow analysis and the discounted share price analysis. The implied per share valuation ranges in the table below must be read together with the text of the summary of the Discounted Cash Flow & Discounted Share Price Analysis and in the context of all of the material financial analyses performed by Goldman Sachs, including the assumptions made, procedures followed, matters considered and limitations on the review in connection with providing its opinion to the Concord board of directors on April 1, 2003.

Financial Analysis	Implied Per Share Valuation Range of Concord Common Stock
Discounted Cash Flow Analysis	$11.57 - $17.62
Discounted Share Price Analysis	$10.91 - $22.66

Implied Purchase Price Per Share of Concord Common Stock	$14.80

Premium Analysis and Exchange Ratio History.    Goldman Sachs calculated the premiums represented by an exchange ratio of 0.40 based on the average closing prices of Concord common stock and First Data common stock for the seven, thirty and 180-day periods ended March 31, 2003. Goldman Sachs also analyzed the premiums paid in twenty-three precedent transactions since January 1, 2001 with transaction values in the range of $3 billion to $10 billion and involving U.S.-based target companies in various industries. Goldman Sachs also calculated the ratio of Concord common stock to First Data common stock based on the average closing prices of Concord common stock and First Data common stock for the seven, thirty and 180-day periods ended March 31, 2003. The results are shown in the following tables:

Premium Represented by an Exchange Ratio of 0.40

Period	Premium
1 day prior (as of March 31, 2003)	57.5%
7 days ended March 31, 2003	56.9%
30 days ended March 31, 2003	54.4%
180 days ended March 31, 2003	6.9%

Transactions Valued at $3 billion - $10 billion

Period Prior to Announcement	Range of Premiums	Median Premium
1 day	3.8% - 129.5%	31.1%
7 days	2.8% - 167.4%	29.0%
30 days	(2.9)% - 156.5%	30.6%
180 days	(44.1)% - 101.8%	43.7%

Exchange Ratio History

Period	Average Exchange Ratio
1 day prior (as of March 31, 2003)	0.254x
7 days ended March 31, 2003	0.254x
30 days ended March 31, 2003	0.275x
180 days ended March 31, 2003	0.318x

Comparison of Selected Public Companies.    Goldman Sachs compiled and reviewed selected financial information and calculated certain ratios and public market multiples for the publicly traded payments processing companies listed below:

Total System Services, Inc.

Viad Corporation

Certegy, Inc.

Alliance Data Systems Corporation

Global Payments, Inc.

National Processing, Inc.

Although none of the selected companies is directly comparable to Concord or First Data, the companies included were chosen by Goldman Sachs because they are publicly traded companies with operations that for purposes of analysis Goldman Sachs considered similar to certain operations of Concord and First Data.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of March 31, 2003, information it obtained from SEC filings and I/B/E/S International Inc. estimates. I/B/E/S is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. The multiples and ratios of Concord were calculated using the Concord closing price on March 31, 2003 and the multiples and ratios of First Data were calculated using the First Data closing price on March 31, 2003. The multiples and ratios of Concord and First Data were based on information provided by their respective managements, published equity research, consensus earnings estimates from I/B/E/S and the most recent publicly available information. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. The results of such analysis are summarized in the table below:

	Range	Median	Concord	First Data
Enterprise Value Multiples of:
2002 Revenue	1.1x-4.4x	1.9x	3.0x	4.0x
Latest Twelve Months EBITDA	5.0x-13.9x	9.9x	6.2x	12.9x

Price to Earnings Multiples for:
Calendar Year 2003 Estimated (based on I/B/E/S estimates; and management estimates for Concord and First Data)	13.8x-23.3x	18.4x	12.5x	19.5x
Calendar Year 2004 Estimated (based on I/B/E/S estimates)	11.8x-20.0x	16.5x	10.8x	17.0x

2003 Price to Earnings to 5-Year Earnings Per Share Compounded Annual Growth Rate (based on I/B/E/S estimates; management estimates for Concord and First Data)	0.9x-1.6x	1.4x	0.8x	1.3x

Discounted Cash Flow & Discounted Share Price Analysis.    Goldman Sachs performed a discounted cash flow analysis of the expected cash flows of Concord using projections from Concord’s management. Goldman Sachs calculated illustrative net present values per Concord common share, as of March 31, 2003, of Concord’s projected free cash flows for the fiscal years 2004 through 2007 using discount rates ranging from 11% to 13%. Goldman Sachs also calculated illustrative terminal values per Concord common share in the year 2007 based on price to earnings multiples ranging from 13x to 20x. The illustrative terminal values were then discounted to March 31, 2003 using discount rates ranging from 11% to 13%. The illustrative range of implied net present values per Concord common share derived from such analysis was from $11.57 to $17.62.

In addition, Goldman Sachs performed a discounted share price analysis. Discounting the share price using a 12% discount rate, assuming 2007 forward price to earnings multiples ranging from 13x to 20x and assuming earnings per share growth rates ranging from 13% to 20%, the illustrative implied values per Concord common share derived from such analysis ranged from $10.91 to $22.66. The share prices were discounted to March 31, 2003.

Goldman Sachs determined the discount rates based on an analysis of the weighted average cost of capital of selected public companies in the payments processing industry and determined the exit multiples based on the trading multiples of these companies.

Pro Forma Merger Analysis.    Goldman Sachs performed a pro forma merger analysis of the financial impact of the merger based upon the following assumptions:

•	exchange ratio of 0.40 First Data common share per Concord common share;

•	Concord and First Data management earnings per share estimates for 2003, I/B/E/S median earnings per share estimates for 2004, 15% growth rate (based on I/B/E/S and Concord management estimates) applied to 2004 earnings per share estimates to derive 2005 earnings per share estimates;

•	market data as of March 31, 2003; and

•	cost savings and operating synergies projected by the managements of Concord and First Data.

Goldman Sachs performed calculations of the pro forma merger analysis (excluding estimated total transaction, merger-related and restructuring costs of $408 million). The analysis indicated that the transaction would be neutral to 2004 earnings per share and accretive to 2005 earnings per share of Concord common stock, but would be accretive to 2004 and 2005 earnings per share of Concord common stock on a “cash basis” (earnings per share excluding the effects of goodwill and amortization). The analysis also indicated that the transaction would be neutral to 2004 earnings per share and accretive to 2005 earnings per share of First Data common stock, but would be accretive to 2004 and 2005 earnings per share of First Data common stock on a cash basis.

Contribution Analysis.    Goldman Sachs reviewed specific historical and estimated future operating and financial information including, among other things, net revenues, EBITDA and net income for Concord, First Data and the combined entity resulting from the merger. The analysis indicated that Concord’s shareholders would receive 20.9% of the outstanding common equity of the combined company following completion of the transaction. Goldman Sachs also analyzed the relative income statement contribution of Concord and First Data to the combined company following completion of the transaction. The following table presents the results of this analysis based upon:

•	Concord’s and First Data’s 2002 actual net revenues, EBITDA and net income;

•	Concord’s and First Data’s 2003 estimated net income using the internal financials and forecasts as provided by the respective managements of Concord and First Data; and

•	Concord’s and First Data’s 2003 and 2004 estimated income using consensus earnings estimates from I/B/E/S on a pro forma basis.

	% Contribution
	Concord	First Data

Equity Market Capitalization	14.1%	85.9%
2002 Net Revenue	13.0%	87.0%
2002 EBITDA	19.1%	80.9%
2002 Net Income	21.8%	78.2%
2003 Estimated Net Income (based on management estimates)	20.7%	79.3%
2003 Estimated Net Income (based on I/B/E/S estimates)	20.0%	80.0%
2004 Estimated Net Income (based on I/B/E/S estimates)	20.2%	79.8%

Comparable Transactions.    Goldman Sachs analyzed certain information relating to the following eight precedent transactions in the payment processing industry:

Date Completed	Target/Acquirer	Purchase Price
		($ in thousands)
Pending	ProBusiness Services, Inc./ Automatic Data Processing, Inc.	$500,000

October 3, 2002	PayPal, Inc./ eBay Inc.	$1,486,010

May 7, 2001	NOVA Corporation/ US Bancorp	$2,100,000

July 29, 1999	Paymentech, Inc./ First Data Corporation	$417,235

April 29, 1999	BA Merchant Services, Inc./ BankAmerica Corporation	$339,426

September 24, 1998	PMT Services, Inc./ NOVA Corporation	$1,009,000

July 10, 1998	MoneyGram Payment Systems, Inc./ Viad Corporation	$287,000

June 13, 1995	First Financial Management Corporation/ First Data Corporation	$5,946,479

Goldman Sachs calculated and compared various financial multiples and ratios based on publicly available financial data, information it obtained from SEC filings and I/B/E/S estimates for these eight precedent transactions. The results of this analysis is summarized in the table below:

	Range	Median
Multiples of Levered Market Value to Latest Twelve Months:
Revenue	1.9x-8.6x	3.6x
EBITDA	10.3x-22.5x	14.4x

Multiples of Purchase Price to:
Latest Twelve Months Net Income	25.4x-48.6x	35.8x
Projected Net Income (based on I/B/E/S estimates of net earnings for the fiscal year following the transaction)	20.1x-37.4x	24.6x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary provided above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Concord or First Data or the merger.

Goldman Sachs prepared these analyses solely for purposes of Goldman Sachs providing its opinion to the Concord board of directors as to the fairness to the holders of Concord common stock from a financial point of view of the exchange ratio. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Concord, First Data, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

As described above, Goldman Sachs’ opinion to the Concord board of directors was one of many factors taken into consideration by the Concord board of directors in making its determination to approve the merger agreement. The exchange ratio and other terms of the proposed merger were determined through arms’ length negotiations between Concord and First Data and were approved by the Concord board of directors. Goldman Sachs provided advice to Concord during such negotiations. However, Goldman Sachs did not recommend any specific exchange ratio or other form of consideration to Concord or that any specific exchange ratio or other form of consideration constituted the only appropriate consideration for the proposed merger. The foregoing summary does not purport to be a complete description of the analysis performed by Goldman Sachs in connection with such opinion and is qualified by reference to the written opinion of Goldman Sachs attached to this joint proxy statement/prospectus as Annex D.

Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Concord selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Goldman Sachs is familiar with Concord, having provided certain investment banking services to Concord from time to time, including having acted as joint lead manager on a $1.2 billion follow-on common stock offering of Concord in June 1999, having acted as joint book-runner on a $1.3 billion follow-on common stock offering of Concord in June 2001, having acted as an agent on Concord’s share repurchase program and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the merger agreement. Goldman Sachs received fees from Concord for these investment banking services of approximately $10.2 million for the 1999 follow-on common stock transaction, $10.9 million for the 2001 follow-on common stock transaction and $15,000 for the share repurchase program.

Goldman Sachs also provided certain investment banking services to First Data from time to time, including having acted as co-manager on a $1 billion global notes offering in November 2001, for which it received a fee of approximately $50,000. Goldman Sachs may provide investment banking services to Concord or First Data in the future.

Goldman Sachs provides a full range of financial advisory, financing and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of Concord or First Data for its own account and for the accounts of customers. Entities affiliated with The Goldman Sachs Group, Inc., which is the parent of Goldman Sachs, have accumulated various trading positions in Concord common stock and First Data common stock and have an indirect investment in a subsidiary of First Data and certain First Data warrants.

Pursuant to a letter agreement dated February 21, 2003, Concord engaged Goldman Sachs to act as its financial advisor in connection with a potential transaction involving First Data. Pursuant to the terms of this engagement letter, Goldman Sachs will receive a transaction fee of $12 million, $2 million of which was payable upon delivery of its fairness opinion and $10 million of which is payable upon completion of the transaction. Concord also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney’s fees and disbursements plus any sales, use or similar taxes, and to indemnify Goldman Sachs against certain liabilities, including liabilities under federal securities laws.

Opinion of William Blair & Company, L.L.C.

William Blair was retained to act as a financial advisor to Concord in connection with the proposed merger involving Concord and First Data Corporation. As part of its engagement, Concord requested William Blair to render a fairness opinion relating to the merger. On April 1, 2003, William Blair delivered its oral opinion, subsequently confirmed in writing, which provides that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the exchange ratio specified in the merger agreement of 0.40 of a share of First Data common stock for each share of Concord common stock is fair, from a financial point of view, to the holders of the outstanding shares of common stock of Concord.

William Blair provided the opinion described above for the information and assistance of the Concord board of directors in connection with its consideration of the merger. William Blair’s opinion to the Concord board of directors was one of many factors taken into consideration by the Concord board of directors in making its determination to approve the merger agreement. The terms of the merger agreement and the exchange ratio in the merger, however, were determined through negotiations between Concord and First Data and were approved by the Concord board of directors. William Blair provided advice to Concord during such negotiations. However, William Blair did not recommend any specific exchange ratio or other form of consideration to Concord or that any specific exchange ratio or other form of consideration constituted the only appropriate consideration for the proposed merger.

The full text of William Blair’s written opinion, dated April 1, 2003, is attached as Annex E to this joint proxy statement/prospectus and incorporated by reference. You are urged to read the entire opinion carefully to learn about the assumptions made, procedures followed, matters considered and qualifications and limitations of the scope of the review undertaken by William Blair in rendering its opinion. William Blair’s opinion relates only to the fairness, from a financial point of view, to Concord’s shareholders of the exchange ratio in the proposed merger, does not address any other aspect of the proposed merger or any related transaction, and does not constitute a recommendation to any shareholder as to how that shareholder should vote with respect to the approval of the merger agreement or the merger. The following summary of William Blair’s opinion does not purport to be a complete description of the analysis performed by William Blair in connection with such opinion and is qualified in its entirety by reference to the full text of the written opinion of William Blair attached to this joint proxy statement/prospectus as Annex E. William Blair’s opinion was directed to the Concord board of directors for its benefit and use in evaluating the fairness of the exchange ratio. We urge you to read the opinion carefully and in its entirety.

In connection with rendering its opinion and performing its related financial analyses, William Blair examined or discussed:

•	A draft of the merger agreement dated March 31, 2003, based on the assumption that the final form of this document would not differ in any material respect from the draft provided;

•	certain audited historical financial statements of Concord and of First Data for the three years ended December 31, 2002;

•	the reports on Form 10-K for the year ended December 31, 2002 for Concord and First Data;

•	certain internal business, operating and financial information and the budget of Concord (the “Short-Term Projections”), prepared by the senior management of Concord;

•	the 2003 operating plan of First Data prepared by the senior management of First Data;

•	information regarding the amount and timing of cost savings and related expenses and synergies which senior management of Concord and First Data expect will result from the merger (the “Expected Synergies”);

•	the pro forma impact of the merger on the earnings per share of First Data (before and after taking into consideration any Expected Synergies created as a result of the merger) based on the Short-Term Projections, the Forecasts (defined below), First Data’s 2003 operating plan, publicly available earnings guidance communicated by First Data and research analyst earnings estimates;

•	information regarding publicly available financial terms of certain other business combinations William Blair deemed relevant;

•	the financial position and operating results of Concord compared with those of certain other publicly traded companies William Blair deemed relevant;

•	current and historical market prices and trading volumes of the common stock of Concord and First Data; and

•	certain other publicly available information on Concord and First Data.

William Blair also held discussions with members of the senior management of Concord and First Data to discuss the foregoing. Further, based on discussions with members of senior management of Concord, William Blair derived certain financial forecasts relating to Concord (the “Forecasts”). William Blair also considered other matters which it deemed relevant to its inquiry, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant or appropriate.

In rendering its opinion, William Blair assumed and relied upon, without independent verification, the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of its opinion, including, without limitation, the Short-Term Projections and the Forecasts. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Concord or First Data. William Blair was advised by the senior management of Concord that the Short-Term Projections, the Forecasts and the Expected Synergies were reasonably prepared on bases reflecting currently available estimates and judgments of the senior management of Concord. In that regard, William Blair assumed, with the consent of the Concord board of directors, that (1) the Short-Term Projections and the Forecasts would be achieved and the Expected Synergies would be realized in the amounts and at the times contemplated and (2) all material assets and liabilities (contingent or otherwise) of Concord were as disclosed in Concord’s financial statements or other information made available to William Blair. William Blair assumed that as of the date of its opinion, First Data and its subsidiaries did not own any stock of Concord. William Blair expressed no opinion with respect to the Short-Term Projections, the Forecasts or Expected Synergies or the estimates and judgments on which they were based. First Data did not make available to William Blair any projections of expected future performance other than the 2003 operating plan, referring William Blair to certain publicly disclosed earnings and other financial guidance and, accordingly, William Blair expressed no opinion with respect to any of these matters.

William Blair’s opinion did not address the relative merits of the merger as compared to any alternative business strategies that might exist for Concord or the effect of any other transaction in which Concord might engage. William Blair’s opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of such opinion. Although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion.

William Blair assumed, with the consent of the Concord board of directors, that the merger would qualify as a tax-free reorganization for U.S. federal income tax purposes. William Blair also assumed without verification the accuracy and adequacy of the legal advice given by counsel to Concord on all legal matters, and assumed that the merger would be completed on the terms described in the merger agreement, without any waiver of any material terms or conditions by Concord. William Blair further assumed that all material governmental, regulatory, or other consents and approvals for the completion of the transaction contemplated by the merger agreement would be obtained without any adverse effect on Concord or First Data or their respective subsidiaries or on the expected benefits of the transaction contemplated by the merger agreement.

William Blair did not express any opinion as to the price at which the common stock of Concord and First Data will trade at any future time or as to the effect of the merger on the trading price of the common stock of Concord or First Data. In William Blair’s view, those trading prices may be affected by a number of factors, including, but not limited to:

•	dispositions of the common stock of First Data or of Concord by shareholders within a short period of time after the announcement date or the effective date of the merger;

•	changes in the prevailing interest rates and other factors which generally influence the price of securities;

•	adverse changes in the current capital markets;

•	the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Concord or of First Data or in the payments processing market;

•	any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities; and

•	timely completion of the merger on the terms and conditions that are acceptable to all parties at interest.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Concord board of directors the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does discuss those considered by William Blair to be material in arriving at its opinion.

The equity value of the transaction was based on the implied purchase price for Concord of $14.80 per share and a fully diluted common share count for Concord of 503.1 million, based on (A) 486.5 million common shares outstanding as of March 10, 2003 and (B) approximately 16.6 million common share equivalents representing in-the-money options outstanding, in each case based on information presented in Concord’s annual report on Form 10-K for the year ended December 31, 2002. The implied purchase price for Concord of $14.80 per share was based on First Data’s closing price of $37.01 per share on March 31, 2003, the day prior to public reports that Concord was having discussions with First Data regarding a merger, and the exchange ratio of 0.40. The total value of the transaction was based on the equity value plus total debt (including deposits and settlement obligations net of settlement receivables) less cash and cash equivalents, which in the case of Concord includes securities available for sale.

Summary Table.    The following table summarizes the implied per share equity value for Concord derived from the analyses indicated, as described in each respective section. The following table does not include the following valuation methodologies which are not conducive to determining an implied value per share of the merger consideration: premiums paid analysis, earnings accretion/dilution analysis, contribution analysis and historical exchange ratio analysis. In applying the various valuation methodologies to Concord’s business and operations and the circumstances of the proposed merger, William Blair made qualitative judgments as to the significance and relevance of each analysis. The methodologies and imputed value ranges derived from these analyses should be considered as a whole and in the context of their narrative description, including the methodologies and assumptions underlying these analyses. Considering the imputed value ranges without considering the full narrative description of the financial analyses, including underlying methodologies and assumptions, could create a misleading or incomplete view of the financial analyses performed by William Blair.

Valuation Methodology	Implied Per Share Equity Value Range
Comparable Public Company Analysis	$9.50 - $18.25
Comparable Transactions Analysis	$8.25 - $18.75
Discounted Cash Flow Analysis	$12.00 - $17.50
Discounted Implied Future Share Price Analysis	$9.16 - $15.67

Implied Merger Consideration per Share	$14.80

Comparable Public Company Analysis.    William Blair reviewed and compared certain financial information relating to Concord to corresponding financial information, ratios and public market multiples for certain publicly traded companies with operations in the transaction processing industry and market capitalizations in excess of $500 million that William Blair deemed relevant. The comparable companies selected by William Blair were Alliance Data Systems Corp., Certegy, Inc., First Data Corporation, Global Payments, Inc., National Processing, Inc. and Total System Services, Inc. William Blair selected these companies because they are the publicly traded companies that engage in businesses reasonably comparable to Concord’s business.

Among the information William Blair considered were EBITDA, EBIT and net income. The operating results and the corresponding derived multiples for Concord and the comparable companies were based on each company’s most recent available publicly disclosed financial information, closing share prices as of March 31, 2003 and consensus Wall Street analysts’ EBITDA, EBIT and earnings per share estimates for calendar year 2003.

William Blair then derived a range of implied per share equity values for Concord by applying the multiples from the selected comparable companies to the corresponding data for Concord. Information regarding the multiples from William Blair’s analysis of selected comparable publicly traded companies, including the range of implied per share equity values for Concord derived from these multiples, is provided in the following table.

	Comparable Company Multiple Range		Implied Transaction Per Share Equity Value Range
Multiple	Low	High	Low	High
Total Value/2002 EBITDA	5.3x	12.8x	$8.26	$16.64
Total Value/2003 Projected EBITDA	5.5x	11.6x	$9.20	$16.80
Total Value/2002 EBIT	6.5x	19.1x	$8.49	$20.42
Total Value/2003 Projected EBIT	7.1x	15.5x	$9.90	$18.85
Equity Value/2002 Net Income	13.3x	27.4x	$9.44	$19.44
Equity Value/2003 Projected Net Income	15.2x	23.1x	$11.50	$17.47

The mean of the low and high implied transaction per share equity values for Concord implied by the comparable public company analysis is approximately $9.50 per share and $18.25 per share, respectively, as compared to the implied purchase price for Concord of $14.80 per share.

None of the selected companies is identical to Concord. Accordingly, any analysis of the selected comparable publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected comparable publicly traded companies.

Comparable Transactions Analysis.    William Blair performed an analysis of selected recent business combinations consisting of transactions in excess of $500 million in value, announced subsequent to

January 1, 1998 and involving payment services companies based on publicly available information. In total, William Blair examined five transactions that were chosen based on William Blair’s judgment that they were generally similar, in whole or in part, to the proposed merger. The selected transactions were not intended to be representative of the entire range of possible transactions in the payment services and transaction processing industries. The five transactions examined were (target/acquirer):

•	Nova Corporation/U.S. Bancorp

•	STAR Systems, Inc./Concord EFS, Inc.

•	Electronic Payment Services/Concord EFS, Inc.

•	PMT Services, Inc./Nova Corporation

•	SPS Transaction Services, Inc./Associates First Capital Corp.

William Blair reviewed the consideration paid in the selected comparable transactions in terms of the total value of such transactions as a multiple of EBITDA and EBIT and the equity value as a multiple of net income for the latest twelve months (“LTM”) prior to the announcement of such transactions. William Blair then indexed each calculated transaction multiple to reflect the difference between (1) industry forward price/earnings multiples at the date such transaction was announced and (2) the then-current industry forward price/earnings multiples. Such indexing was applied only to the equity component of each transaction as the value of net debt would not fluctuate due to changes in price/earnings multiples. William Blair then derived a range of implied per share equity values for Concord by applying the indexed multiples from the selected comparable transactions to the corresponding data for Concord. Information regarding the indexed multiples from William Blair’s analysis of selected comparable transactions, including the range of implied per share equity values for Concord derived from these multiples, is provided in the following table:

	Comparable Transaction Indexed Multiple Range		Implied Transaction Per Share Equity Value Range
Multiple	Low	High	Low	High
Total Value/LTM EBITDA	5.7x	12.4x	$8.68	$16.21
Total Value/LTM EBIT	6.6x	18.1x	$8.62	$19.47
Equity Value/LTM Net Income	10.9x	28.8x	$7.76	$20.41

The mean of the low and high implied transaction per share equity values for Concord implied by the comparable transactions analysis is approximately $8.25 per share and $18.75 per share, respectively, as compared to the implied purchase price for Concord of $14.80 per share.

Although William Blair utilized the indexed multiples implied by the selected transactions to derive the range of implied per share equity values of Concord, none of these transactions or associated companies is identical to the merger or Concord. Accordingly, any analysis of the selected comparable transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of Concord versus the values of the companies in the selected comparable transactions.

Discounted Cash Flow Analysis.    William Blair utilized the Short-Term Projections and the Forecasts to perform a discounted cash flow analysis of Concord’s projected future cash flows for the period commencing March 31, 2003 and ending December 31, 2007. Using discounted cash flow methodology, William Blair calculated the present values of the projected free cash flows for Concord. In this analysis, William Blair assumed terminal value multiples ranging from 7.0x to 10.0x the projected 2007 EBITDA and discount rates ranging from 12% to 16%. William Blair selected the EBITDA terminal value range based on William Blair’s review of, among other matters, the trading multiples of comparable companies and the transaction multiples of comparable transactions. William Blair determined the appropriate discount rate range based upon an analysis of the weighted average cost of capital of Concord and other comparable companies that William Blair deemed relevant in its expertise and judgment. William Blair aggregated (1) the present value of the free cash flows over the applicable forecast period with (2) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. An equity value was determined by adding back the current amount of net cash. William Blair calculated the implied per share equity value range by dividing the resulting equity values by the fully diluted share count of 503.1 million. The implied transaction per share equity values for Concord implied by the discounted cash flow analysis ranged from approximately $12.00 per share to $17.50 per share as compared to the implied purchase price for Concord of $14.80 per share.

Discounted Implied Future Share Price Analysis.    William Blair utilized projected earnings per share for 2004 through 2007 based on the Forecasts to calculate an estimate of Concord’s future share price for each of these years by multiplying the range of forward price/earnings multiples of 12.0x to 20.0x by Concord’s then current-year projected earnings per share. The range of forward price/earnings multiples of 12.0x to 20.0x represents a range from Concord’s current forward multiple to the median forward multiple of the comparable company group previously referenced. William Blair considered this range of forward price/earnings multiples to be relevant in its expertise and judgment. William Blair then discounted these implied future share prices to March 31, 2003 using a discount rate of 14% based on its judgment of Concord’s cost of equity capital. The range of implied per share equity values for Concord indicated by this analysis was $9.16 to $15.67 as compared to the implied transaction price for Concord of $14.80 per share.

Premiums Paid Analysis.    William Blair reviewed data from 142 publicly available transactions occurring since January 2001 and with transaction values in excess of $500 million. Specifically, William Blair analyzed the acquisition price as a premium to the closing share price one day, one week and four weeks prior to the announcement of the transaction, for all 142 transactions and for a subgroup of those transactions that were stock-for-stock transactions. William Blair compared the mean of the resulting stock price premiums for the reviewed transactions to the premiums implied by the merger based on Concord’s stock prices one day, one week and four weeks prior to an assumed announcement on April 1, 2003. Information regarding the premiums from William Blair’s analysis of selected transactions is provided in the following table:

	Mean of Transaction Premiums
Premium Period	All Consideration Types	Stock-for-Stock Deals	Implied Transaction Premiums
1 Day Prior	28.2%	28.4%	57.5%
1 Week Prior	31.4%	30.7%	59.2%
4 Weeks Prior	35.5%	32.2%	37.7%

William Blair noted that the premiums implied by the merger exceeded the mean transaction premiums for the referenced transaction group for each of the one day, one week and four week time periods.

Earnings Accretion/Dilution Analysis.    William Blair analyzed certain pro forma effects resulting from the merger, including the potential impact of the merger on projected 2003, 2004 and 2005 earnings per share of First Data following the merger, assuming a September 30, 2003 closing. William Blair utilized Concord’s projected earnings for 2003 according to the Short-Term Projections and projected earnings for 2004 and 2005 according to the Forecasts. William Blair utilized First Data’s projected earnings for 2003 according to the First Data 2003 operating plan and projected earnings for 2004 and 2005 derived from the median of I/B/E/S earnings per share estimates and the median of I/B/E/S projected long-term growth rates of 15.0%, respectively, (collectively, the “First Data Forecasts”). William Blair’s analysis included assumptions regarding, among other matters, various structural considerations, the estimated allocation of purchase price to amortizable intangible assets and Expected Synergies based on discussions with Concord and First Data management. William Blair’s post-transaction pro forma analysis excludes one-time pre-tax transaction related expenses. William Blair’s analysis indicated that the transaction would be slightly dilutive to 2003 and 2004 earnings per share and accretive to 2005 earnings per share of First Data common stock.

Contribution Analysis.    William Blair performed an analysis comparing the relative contributions of Concord and First Data to the combined pro forma company’s LTM and projected 2003 and 2004 EBITDA, EBIT and net income. The LTM data for both Concord and First Data were based on publicly available information. 2003 projections for Concord and First Data were based on the Short-Term Projections and the First Data 2003 operating plan, respectively. 2004 projections for Concord and First Data were based on the Forecasts and the First Data Forecasts, respectively. These relative contributions were compared to the relative split of the post-transaction fully-diluted common shares between Concord and First Data of 20.9% and 79.1%, respectively. Such analysis was prepared without regard to synergies or purchase accounting adjustments. Information regarding the relative contributions of Concord and First Data from William Blair’s contribution analysis is provided in the following table:

	Concord	First Data
EBITDA:
LTM	19.1%	80.9%
2003 Projected	18.3%	81.7%
2004 Projected	17.8%	82.2%

EBIT:
LTM	20.6%	79.4%
2003 Projected	19.8%	80.2%
2004 Projected	19.4%	80.6%

Net Income:
LTM	21.8%	78.2%
2003 Projected	20.7%	79.3%
2004 Projected	20.2%	79.8%

Pro Forma Ownership of Combined Company	20.9%	79.1%

Historical Exchange Ratio Analysis.    William Blair also performed a historical exchange ratio analysis in which William Blair compared (1) a series of implied exchange ratios for the merger derived from the mean of historical trading prices of Concord common stock and First Data common stock over certain specified periods of time beginning March 29, 2002 and ending March 31, 2003; and (2) the exchange ratio in the merger of 0.40 of a share of First Data common stock for each share of Concord common stock. William Blair calculated the implied mean exchange ratios by dividing the closing prices per share of Concord common stock for the relevant period of time, by the closing prices per share of First Data common stock for the same period. The results of William Blair’s implied exchange ratio analysis are presented in the table below under the caption “Mean Exchange Ratio.” In connection with its historical exchange ratio analysis, William Blair also calculated the extent to which the exchange ratio in the merger of 0.40 of a share of First Data common stock for each share of Concord common stock exceeded or trailed, on a percentage basis, each of the implied exchange ratios derived from the historical trading prices. The results of this analysis are presented in the table below under the caption “Implied Premium/Discount to Proposed Exchange Ratio.”

Period	Mean Exchange Ratio	Implied Premium/Discount to Proposed Exchange Ratio
March 31, 2003	0.254x	57.5%
10-Day Average	0.257x	55.3%
30-Day Average	0.273x	46.3%
3-Month Average	0.360x	11.1%
1-Year Average	0.555x	-27.9%

General.    The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed merger and add to the total mix of information available. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the exchange ratio. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Concord or the merger. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of strategic combinations and acquisitions. William Blair is familiar with Concord, having provided certain investment banking services to Concord and the Concord board of directors from time to time, most recently having acted as agent for Concord’s stock repurchase program in August 2003 and as joint lead manager on a $1.3 billion follow-on common stock offering of Concord in June 2001 (for which William Blair received remuneration of approximately $0.2 million and $9.0 million, respectively), as a financial advisor to Concord in connection with Concord’s $1.1 billion merger with Star Systems, Inc. in February 2001 (for which William Blair received remuneration of approximately $3.3 million) and as a financial advisor to Concord in connection with, and having participated in certain of the negotiations leading to, the merger agreement. William Blair previously acted as joint book-running manager on a $1.2 billion follow-on common stock offering of Concord in June 1999. In addition, Mr. Richard P. Kiphart, the non-executive Chairman of Concord and a shareholder, is a principal of William Blair. See “Interests of Concord’s Directors and Executive Officers in the Merger.”

In the ordinary course of its business, William Blair and its affiliates may beneficially own or actively trade common shares and other securities of Concord or First Data for its own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in these securities. As of September 15, 2003, William Blair beneficially owned 14,818,535 shares of Concord common stock, which includes 11,588,191 shares beneficially owned by principals of William Blair with respect to which William Blair disclaims beneficial ownership, and 3,235,498 shares held in client accounts at William Blair with respect to which William Blair disclaims beneficial ownership. Of the 11,588,191 shares of Concord common stock beneficially owned by principals of William Blair, 8,436,412 shares are direct or indirect holdings of Mr. Kiphart.

Concord hired William Blair based on its qualifications and expertise in providing financial advice to companies and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated February 20, 2003, Concord agreed to pay William Blair a fee of $1,500,000 upon the delivery of its opinion as to the fairness, from a financial point of view, of the exchange ratio, or upon William Blair advising the board of directors that it was unable to render an opinion to such effect. Under the terms of the letter agreement, William Blair will receive an additional fee of $9,500,000 contingent upon the completion of the merger. In addition, Concord has agreed to reimburse William Blair for all of its out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and will indemnify William Blair against potential liabilities arising out of its engagement.

Accounting Treatment

The merger will be accounted for as a purchase by First Data under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of Concord will be recorded, as of completion of the merger, at their respective fair values and added to those of First Data. The reported financial condition and results of operations of First Data issued after completion of the merger will reflect Concord’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Concord. Following the completion of the merger, the earnings of the combined company will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets.

Material Federal Income Tax Consequences of the Merger

General.    The following discussion addresses the material United States federal income tax consequences of the exchange of Concord common stock pursuant to the merger. This discussion represents the opinions of Sidley Austin Brown & Wood LLP, legal counsel to First Data, and Kirkland & Ellis LLP, legal counsel to Concord. The opinions of counsel are based, in part, upon customary written factual representations received from First Data and Concord, which factual representations counsel has assumed to be true and correct.

The following discussion is not binding on the Internal Revenue Service. It is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. The tax consequences under foreign laws, United States state and local laws and United States federal laws other than United States federal income tax laws are not addressed.

This discussion addresses only those Concord shareholders that hold their Concord common stock as a capital asset and does not address all aspects of federal income taxation that may be relevant to a holder of Concord common stock in light of that shareholder’s particular circumstances or to a shareholder subject to special rules, such as:

•	a shareholder that is not a citizen or resident of the United States;

•	a financial institution or insurance company;

•	a mutual fund;

•	a tax-exempt organization;

•	a broker or dealer in securities or foreign currencies;

•	a trader in securities that elects to apply a mark-to-market method of accounting;

•	a shareholder that holds its Concord common stock as part of a hedge, appreciated financial position, straddle or conversion transaction; or

•	a shareholder that acquired its Concord common stock pursuant to the exercise of options or otherwise as compensation.

Holders of Concord common stock are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of federal, state, local and foreign income and other tax laws in light of their particular circumstances.

Federal Income Tax Consequences of the Merger.    Each of Sidley Austin Brown & Wood LLP, legal counsel to First Data, and Kirkland & Ellis LLP, legal counsel to Concord, has delivered its opinion which provides that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that each of First Data, Concord and Monaco Subsidiary Corporation (the wholly owned subsidiary of First Data that will merge with and into Concord) will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. It is the opinion of Sidley Austin Brown & Wood LLP and Kirkland & Ellis LLP that the following are the material federal income tax consequences of the proposed merger:

•	Upon the merger, no gain or loss will be recognized by Concord, First Data or Monaco Subsidiary Corporation;

•	A holder of Concord common stock will not recognize any gain or loss upon the exchange of the holder’s shares of Concord common stock for shares of First Data common stock pursuant to the merger, except that gain or loss will be recognized on the receipt of cash in lieu of a fractional share of First Data common stock;

•	A holder of Concord common stock will have a tax basis in the First Data common stock received pursuant to the merger equal to the tax basis of the Concord common stock surrendered by the shareholder pursuant to the merger, reduced by any tax basis of the Concord common stock surrendered pursuant to the merger that is allocable to a fractional share of First Data common stock for which cash is received;

•	The holding period for shares of First Data common stock received in exchange for shares of Concord common stock pursuant to the merger will include the holding period for the shares of Concord common stock surrendered in exchange for shares of First Data common stock; and

•	To the extent that a holder of Concord common stock receives cash in lieu of a fractional share of First Data common stock, the shareholder will be required to recognize gain or loss equal to the difference between (1) the amount of cash received and (2) the tax basis of the Concord common stock surrendered pursuant to the merger that is allocable to the fractional share of First Data common stock for which cash is received. This gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the Concord common stock exchanged for the fractional share of First Data common stock is more than one year at the completion of the merger.

It is a condition to the obligation of each of First Data and Concord to complete the merger that, at the closing of the merger, it receive a separate opinion of Sidley Austin Brown & Wood LLP, legal counsel to First Data, and Kirkland & Ellis LLP, legal counsel to Concord, respectively (or, in either case, another law firm of national standing), substantially to the same effect as the opinions described above. Neither First Data nor Concord intends to waive this condition.

Each of the opinions described above is or will be based, in part, on customary factual assumptions and written factual representations that have been or will be received from First Data and Concord, including those contained in the merger agreement and in certificates of officers of First Data and Concord, each of which must be accurate as of the effective time of the merger. If any of those assumptions or representations is inaccurate as of the effective time of the merger, the tax consequences of the merger could differ from those described in this joint proxy statement/prospectus.

Opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position. No ruling has been or will be sought from the Internal Revenue Service on the tax consequences of the merger.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, First Data and Concord urge each holder of Concord common stock to consult the holder’s tax advisor to determine the particular federal, state, local or foreign income or other tax consequences of the merger to that shareholder.

Regulatory Matters Relating to the Merger

Antitrust Matters

The merger is subject to review by the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. First Data and Concord filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division on April 10, 2003. On May 9, 2003, First Data withdrew its original filing, and on May 13, 2003, First Data re-filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division, initiating a new 30-day review period. The withdrawal of First Data’s original filing terminated the running of the initial 30-day review period, which would have otherwise expired on May 12, 2003, absent the issuance of a request for additional information by the Antitrust Division. The re-filing was a procedural measure which allowed First Data to continue its informal discussions with the Antitrust Division for an additional 30 days without requiring the Antitrust Division to issue a formal statutory request for additional information.

On June 12, 2003, each of First Data and Concord received a request for additional information from the Antitrust Division in connection with the merger. This request effectively extended the waiting period for the merger under the Hart-Scott-Rodino Act until 30 days after both parties substantially comply with the request for additional information. First Data and Concord each certified substantial compliance with the request for additional information on September 5, 2003. Under the Hart-Scott-Rodino Act, the Antitrust Division has the right to challenge such certification.

There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, that it would not be successful. In addition, state antitrust authorities and private parties in certain circumstances may bring legal action under the antitrust laws seeking to enjoin the merger or seeking conditions to the completion of the merger.

The obligation of First Data and Concord to complete the merger is conditioned upon satisfaction of material regulatory requirements, including antitrust approval. It is possible that the Antitrust Division will not have approved the merger by the date of the First Data and Concord special meetings, which could delay completion of the merger for a significant period of time after First Data and Concord shareholders have approved the proposals relating to the merger. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction.

In addition, it is possible that, among other things, the Antitrust Division or another governmental agency could condition its approval of the merger upon First Data and Concord entering into an agreement to divest a portion of their combined businesses or assets, or to restrict the operations of the combined businesses in accordance with specified business conduct rules. Acceptance of any such divestiture requests or restrictions on operations could diminish the benefits of the merger to the combined company and result in additional transaction costs, loss of revenue or other effects associated with restricting business operations. Alternatively, rejection of such conditions could result in First Data and Concord litigating with the Antitrust Division or other governmental entities, which could delay the proposed merger or possibly could cause the proposed merger to be abandoned.

No additional shareholder approval is expected to be required for any decision by First Data or Concord, after the special meeting of First Data shareholders and the special meeting of Concord shareholders, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger.

Furthermore, during or after the statutory waiting periods, and even after completion of the merger, U.S. federal or state governmental authorities could seek to challenge the merger as they deem necessary or desirable in the public interest.

The Payment System Working Group, a sub-group of the National Association of Attorneys General (an association of state attorneys general), has requested that First Data and Concord provide it with copies of the information that First Data and Concord have supplied to the Antitrust Division. First Data and Concord have complied with this request. In addition, each of First Data and Concord has provided the Payment System Working Group with copies of the information provided to the Antitrust Division in connection with the request for additional information.

We have agreed to cooperate with each other and to use (and cause our respective subsidiaries to use) our reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable under the merger agreement and applicable laws to complete the merger and the other transactions contemplated by the merger agreement as soon as practicable, including obtaining as promptly as practicable all necessary approvals. We also have agreed to use our reasonable best efforts to avoid the institution of an action or proceeding to prohibit the merger, to contest and resist an action or proceeding to prohibit the merger and to have vacated, lifted, reversed or overturned any temporary, preliminary or permanent decree, judgment, injunction or other order that is in effect and that prohibits, prevents, delays or otherwise restricts the merger. This obligation of the parties to contest and resist an action described above ceases in the event a permanent decree, judgment, injunction or other order is issued or is in effect that is nonappealable and prohibits, prevents, delays or restricts completion of the merger.

As more fully described in “The Merger Agreement — Termination of Merger Agreement,” the merger agreement may be terminated by First Data or Concord at any time prior to the completion of the merger if the merger has not been completed by October 31, 2003 or, if the conditions to closing relating to antitrust or other governmental approvals of the merger have not been satisfied, but all other conditions to closing are satisfied or are capable of being satisfied, this date is automatically extended to January 31, 2004. However, a party may not terminate the merger agreement if the cause of the merger not being completed is that party’s failure to fulfill its obligations under the merger agreement.

First Data has agreed to pay Concord a fee of $25 million if the merger agreement is terminated by First Data or Concord:

•	due to the entry of a permanent order, decree or ruling (which has become final and nonappealable) enjoining, restraining or otherwise prohibiting the merger on antitrust grounds; or

•	in the event that the merger has not been completed by January 31, 2004 solely as a result of the failure to obtain necessary antitrust approvals.

In either of the above circumstances, First Data is required to pay the $25 million termination fee to Concord one business day after the date of termination if the merger agreement is terminated by Concord, or on the date of termination if the merger agreement is terminated by First Data.

Banking Regulatory Matters

Concord is a financial holding company regulated by the Board of Governors of the Federal Reserve System, and its subsidiary depository institution, Concord EFS National Bank, is a national bank regulated by the Office of the Comptroller of the Currency. First Data also owns a subsidiary depository institution, First Financial Bank, a Colorado industrial bank regulated by the Federal Deposit Insurance Corporation and the Division of Banking of the Colorado Department of Regulatory Agencies. First Data is not a bank holding company and is not regulated by the Federal Reserve System. Concord, Concord EFS National Bank and First Financial Bank are highly regulated institutions. Numerous federal and state laws and regulations govern their activities. These institutions also are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies.

The completion of the merger involving First Data and Concord depends upon the satisfaction of First Data that neither it nor any of its subsidiaries will become a bank holding company or financial holding company under the Bank Holding Company Act of 1956, as amended, on an ongoing basis as a result of the merger. Concord and First Data will assist one another and cooperate in the preparation and submission of any regulatory applications and filings with the bank regulatory authorities that are reasonably necessary to satisfy this condition, including assisting in obtaining consents and approvals for transfers and assignments of assets and liabilities of Concord EFS National Bank. To this end, once all other conditions to the completion of the merger involving First Data and Concord have been satisfied, Concord EFS National Bank will complete one or more transactions through which its national bank charter will be terminated. In June 2003, First Financial Bank, along with Concord and Concord EFS National Bank, filed applications with the Federal Deposit Insurance Corporation and the Division of Banking of the Colorado Department of Regulatory Agencies to transfer to First Financial Bank, through a series of transactions, certain assets and certain deposit and other liabilities of Concord EFS National Bank. Specifically, once all other conditions to the completion of the merger between First Data and Concord have been satisfied, Concord EFS National Bank will merge into a newly formed interim Colorado industrial bank subsidiary of Concord, thereby terminating the charter of Concord EFS National Bank. Upon completion of the merger between First Data and Concord, the newly formed interim Colorado industrial bank will transfer certain assets, certain deposits and other liabilities to First Financial Bank and then merge into a nonbank affiliate. On August 21, 2003, the Division of Banking of the Colorado Department of Regulatory Agencies approved, subject to certain customary conditions, the applications of First Financial Bank, Concord and Concord EFS National Bank to complete such transactions. Certain of these transactions remain subject to the approval of federal banking regulators. First Data and Concord cannot be certain when they will obtain approvals from these regulators or that they will obtain them at all.

Appraisal Rights

Holders of First Data common stock and Concord common stock do not have appraisal rights under Delaware law in connection with the merger.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

This registration statement of which this joint proxy statement/prospectus is a part does not cover any resales of the First Data common stock to be received by the shareholders of Concord upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any such resale.

All shares of First Data common stock received by Concord shareholders pursuant to the merger will be freely transferable, except that shares of First Data common stock received by persons who are deemed to be “affiliates” of Concord under the Securities Act of 1933, as amended, at the time of the Concord special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Concord for such purposes generally include individuals or entities that control, are controlled by or are under common control with, Concord, as the case may be, and include directors and certain executive officers of Concord. The merger agreement requires that Concord use reasonable best efforts to cause each affiliate to execute a written agreement which provides that such persons will not offer, sell or otherwise dispose of any of the shares of First Data common stock issued to them pursuant to the merger in violation of the Securities Act of 1933 or the related SEC rules and regulations promulgated thereunder.

Stock Exchange Listing; Delisting and Deregistration of Concord Common Stock

It is a condition to the merger that the shares of First Data common stock issuable pursuant to the merger be approved for listing on the New York Stock Exchange, subject to official notice of issuance. If the merger is completed, Concord common stock will cease to be listed on the New York Stock Exchange and its shares will be deregistered under the Securities Exchange Act of 1934.

THE COMPANIES

First Data Corporation

6200 South Quebec Street

Greenwood Village, Colorado 80111

(303) 488-8000

First Data Corporation was established in its current form in 1992 through an initial public offering in connection with a spin-off from American Express Company. In 1995, First Data merged with First Financial Management Corporation, which included Western Union Financial Services, Inc. and much of what is now First Data Merchant Services. First Data operates in four business segments: payment services, merchant services, card issuing services and emerging payments. The segments include the following businesses:

Payment Services:

•	Consumer-to-consumer money transfer: Offers money transfer services to people who periodically need to send or receive cash quickly to meet emergency situations or send funds to family and friends in other locations.

•	Consumer-to-business bill payment services: Includes services that facilitate transferring payments from consumers to utility companies, collection agencies, finance companies, mortgage lenders and other institutions.

•	Official checks and money orders: Issues official checks that serve as an alternative to a bank’s own disbursement items such as teller’s or bank checks and sells money orders through an agent network of financial institutions and other entities.

•	Stored-Value Card: Develops, implements and manages prepaid stored-value card programs for retailers (that is, gift cards).

Merchant Services:

•	Merchant Acquiring: Facilitates the merchants’ ability to accept credit and debit cards by authorizing, capturing and settling the merchants’ credit and debit card transactions. Also provides point-of-sale devices and other equipment necessary to capture merchant transactions.

•	Check verification and guarantee services: Through reference to First Data’s database, verifies that a checkwriter does not have a history of writing bad checks or guarantees that checks presented to merchants for payment will be collectible.

•	ATM and PIN-based processing: Operates an ATM network and provides processing services such as authorization and settlement to issuers of PIN-based debit cards.

•	Gaming Services: Owns and manages ATMs in gaming establishments, provides credit card cash advance and debit card cash access services to customers of gaming establishments and guarantees or verifies check transactions for such establishments.

Card Issuing Services:

•	Card Issuing and Processing: Provides credit, debit, retail and oil card outsourcing services to financial institutions and other issuers of credit and debit cards. Services include embossing, mailing and activating new credit cards; processing cardholder transactions; and producing and mailing monthly cardholder statements.

•	Card processing software: Licenses and provides maintenance for its card processing software to international banks, retailers and third party processors.

Emerging Payments:

•	Government payments: Provides services to facilitate electronic tax payments to governmental agencies, provides systems and professional services to governmental agencies, and provides taxation systems and data to businesses.

•	Mobile payments: Develops mobile payment products and software for the wireless payments market.

•	Enterprise payments: Delivers accounts receivable and payable systems and processing services to businesses.

Among the actions First Data believes are necessary to continue its position is a focused effort to expand internationally, develop new products and services and to enhance its processing platforms in response to its growth, client requirements, changing technology and expanding e-commerce initiatives.

First Data’s business strategy is to generate recurring revenue by developing long-term contractual relationships with clients to support First Data’s core businesses going forward.

Concord EFS, Inc.

2525 Horizon Lake Drive, Suite 120

Memphis, Tennessee 38133

(901) 371-8000

Concord EFS, Inc., an electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient and more secure than paper-based alternatives. As a vertically integrated service provider, Concord acquires, routes, authorizes, captures and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. In 2002 Concord processed approximately 10.8 billion transactions.

Concord organizes its business into segments based upon the different products and services that it offers to the different industries it serves. In the fiscal year ended December 31, 2002 Concord had two segments:

•	Network Services, which provides ATM processing, debit card processing and coast-to-coast debit network access principally for financial institutions; and

•	Payment Services, which provides point of sale processing, settlement and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants and trucking companies.

Concord organized its risk management services into a new business line during 2003. Concord’s Risk Management Services group, which combines products that are currently part of its Network Services and Payment Services reporting segments, provides software, information and analysis to financial institutions, retailers, government service providers and other businesses to assist in fraud prevention and reduction.

Concord’s development over the past ten years has been characterized by vertical expansion of its electronic transaction processing services. Concord began by providing merchants with services for various stages in an electronic transaction, including terminal equipment supply, transaction processing, transaction settlement and funds movement. Next, Concord added products and services for financial institutions related to the cards that initiate the electronic transactions, such as card processing and authorization services and a payments network with a national debit brand. Most recently, Concord expanded its services into closely related areas that add value to its core services, such as risk management services provided at the point of account opening, the point of deposit and the point of sale. This vertical integration allows Concord to offer a wide-ranging package of services to its customers, to maintain a higher level of quality at all points in the transaction flow, to capture multiple fees for certain transactions, to identify specific needs for new products and services and to more easily distribute new products and services.

INTERESTS OF CONCORD’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

Members of the board of directors and executive officers of Concord may have interests in the merger that are different from, or are in addition to, the interests of Concord shareholders generally. The Concord board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and in determining to recommend to Concord’s shareholders to vote for the approval and adoption of the merger agreement.

New Employment Agreements with Edward A. Labry III and Dan M. Palmer

In connection with the signing of the merger agreement, Concord entered into separate employment agreements, each dated as of April 1, 2003, with Edward A. Labry III and Dan M. Palmer. In this section, Mr. Labry and Mr. Palmer are sometimes referred to individually as the “executive” or together as the “executives.” The initial term under each new employment agreement begins on the completion of the merger and terminates 24 months after the merger, unless earlier terminated. Accordingly, the effectiveness of the employment agreements is conditioned on the merger occurring. Pursuant to the employment agreements, Mr. Labry and Mr. Palmer will serve as Special Advisors to the Chief Executive Officer of First Data.

Under the terms of Mr. Labry’s employment agreement, Mr. Labry will receive an annual base salary of $750,000. Under the terms of Mr. Palmer’s employment agreement, Mr. Palmer will receive an annual base salary of $650,000. In addition, both executives will be entitled to participate in benefit plans, including, but not limited to, health, disability and group life benefit plans. During the term of the employment agreements, the executives will be reimbursed for all proper expenses incurred during the performance of their duties.

In the event that during the term of his employment either of the executives’ employment is terminated by Concord without “cause” (as defined in the agreement) or by the executive for “good reason” (as such term is defined below) or due to the death or disability of the executive, the executive involved in such termination, or one or more of his respective beneficiaries, will be entitled to receive (i) payment equal to the base salary and vacation pay to which he is entitled through the date of termination of employment, (ii) employee benefits to which he is entitled upon termination of employment in accordance with Concord’s plans and programs and (iii) payment of one year’s base salary. In addition, in the event that the executive’s employment is terminated by Concord without cause or by the executive for good reason, the executive shall continue to have the right to exercise vested but unexercised stock options within the two-year period after the merger, plus an additional 90-day period as provided in the applicable option plans.

Under the employment agreements, the term “good reason” means:

•	Action by Concord resulting in a substantial diminution of the executive’s titles or positions with Concord after the merger;

•	Any reduction in the executive’s base salary; or

•	Any relocation of the executive more than 50 miles from Memphis, Tennessee.

In the employment agreements, each executive has agreed not to compete with Concord during the term of his employment, the period (if any) during which the executive is receiving termination payments from Concord and for a period of one year thereafter (but not beyond the third anniversary of the merger), and each executive has agreed to abide by confidentiality obligations.

Other Executive Employment Agreements

In addition to the new employment agreements with Mr. Labry and Mr. Palmer, Concord and its subsidiaries maintain employment agreements with the following executive officers of Concord: Bond R. Isaacson, J. Richard Buchignani, P. Norman Bennett, Ronald V. Congemi, Paul W. Finch, Jr., Edward T. Haslam and E. Miles Kilburn. As described below, J. Richard Buchignani, Ronald V. Congemi, Paul W. Finch, Jr., Edward T. Haslam

and E. Miles Kilburn are entitled to payments and benefits in the event of a change of control of Concord or in the event the executive officers are terminated by Concord without “cause” (as defined in the respective employment agreements) or by the executive officer for “good reason” (as defined below). The amounts shown below reflect the payment amounts to which these executive officers would have been entitled if the merger had been completed and the terminations had occurred on September 15, 2003.

Mr. Buchignani.    Under the terms of Mr. Buchignani’s employment agreement, in the event that Concord terminates Mr. Buchignani, relocates him, or fails to retain him at his current position, or in the event of a change of control of Concord, Mr. Buchignani is entitled to receive a payment equal to one year’s salary, or $350,000. Mr. Buchignani’s stock options will continue to vest during this one-year period. For purposes of this employment agreement, the completion of the merger constitutes a change in control.

Mr. Haslam.    Under the terms of Mr. Haslam’s amended and restated employment agreement, upon the earlier of 60 days after the completion of the merger or March 31, 2004, or in the event of his involuntary termination prior to such date, Mr. Haslam will be entitled to receive the following transition package:

•	six months’ salary and stay bonus ($175,000), which is payable on the earlier of 60 days after the completion of the merger or March 31, 2004;

•	one year’s salary ($350,000) and benefits; and

•	one year of continued vesting of stock options beginning on the earlier of 60 days after the completion of the merger or March 31, 2004, plus an additional 90 days after the end of such one-year period to exercise all vested stock options.

In the event of Mr. Haslam’s earlier involuntary termination, Mr. Haslam will also be entitled to receive salary and benefits until the earlier of 60 days after the completion of the merger or March 31, 2004. In the event of Mr. Haslam’s earlier voluntary termination, Mr. Haslam would not be entitled to the above amounts and has agreed that the 100,000 options granted to him in 2003 would automatically expire and not be exercisable. In addition, as consideration for these entitlements, Mr. Haslam has agreed that he will not receive any payment under the retention bonus program described below.

Mr. Congemi.    Under the terms of Mr. Congemi’s employment agreement, upon his termination without cause or for good reason, the severance benefits to which he is entitled include:

•	his current base salary accrued through the date of termination;

•	a pro rated bonus ($160,808);

•	an amount equal to the sum ($975,000) of three times his current base salary and the sum ($277,700) of the annual incentive bonuses paid to him during the last three fiscal years, payable over a two-year period; and

•	all other unpaid amounts to which he is then entitled under any compensation or benefit plan of Concord.

Mr. Finch.    Under the terms of Mr. Finch’s employment agreement, upon his termination without cause or for good reason, the severance benefits to which he is entitled include:

•	his current base salary and vacation pay accrued through the date of termination;

•	a pro rated bonus;

•	payment equal to the base salary that he would have earned had he been employed through the remainder of the employment term ($646,071);

•	payment equal to the average annual bonus he earned during the three prior fiscal years, or if he was not employed by Concord for at least three fiscal years, the average annual bonus he earned during the employment period;

•	continued participation in Concord’s group health and life insurance plans for one year; and

•	any other benefits to which he is entitled upon termination in accordance with Concord’s plans and programs.

Mr. Kilburn.    Under the terms of Mr. Kilburn’s employment agreement, upon his termination without cause or for good reason, the severance benefits to which he is entitled include:

•	his current base salary accrued through the date of termination;

•	a pro rated bonus ($174,860);

•	payment ($700,000) equal to two times his current base salary;

•	continued participation in Concord’s life insurance and health and medical coverage plans for one year; and

•	any other unpaid benefits to which he is entitled upon termination in accordance with Concord’s plans and programs.

In addition, under the terms of Mr. Kilburn’s employment agreement, in the event that Mr. Kilburn voluntarily terminates his employment for any reason on or after March 1, 2004, Concord is obligated to pay one year’s base salary ($350,000) to Mr. Kilburn. Mr. Kilburn’s unvested stock options will continue to vest during the one-year period following any such voluntary resignation, and will be exercisable until 90 days thereafter, subject to the approval of the compensation committee of Concord’s board of directors.

In compensation for Mr. Kilburn’s accepting the role as head of Concord’s transition planning in connection with the merger and his promotion in April 2003 from Senior Vice President to Executive Vice President, Mr. Kilburn also will receive a cash payment of $150,000 upon the completion of the merger.

Under the employment agreement with Mr. Congemi, “good reason” means:

•	a material breach of the terms of the agreement by Concord;

•	action by Concord resulting in a substantial diminution of the nature of the executive officer’s titles or positions; or

•	any reduction in the executive officer’s base salary.

Under the employment agreement with Mr. Kilburn, “good reason” means:

•	a material breach of the terms of the agreement by Concord; or

•	any reduction in the executive officer’s base salary.

Under the employment agreement with Mr. Finch, “good reason” means:

•	action by Concord resulting in a substantial diminution of the nature of the executive officer’s titles or positions;

•	any reduction in the executive officer’s base salary; or

•	relocation of Mr. Finch more than 50 miles from Scottsdale, Arizona.

The aggregate cash amounts payable to the executive officers (excluding Mr. Labry and Mr. Palmer) under these employment agreements in the event of a change in control or in the event of a termination without cause by Concord or for good reason by the executive officer would have been approximately $3.8 million if the merger had been completed and such terminations had occurred on September 15, 2003.

Security Ownership of Beneficial Owners and Management of Concord

For information regarding beneficial ownership of Concord common stock by each current Concord director, executive officers of Concord and all directors and executive officers as a group, see Concord’s proxy statement used in connection with its 2003 annual meeting of shareholders, which is incorporated by reference into this document.

Treatment of Concord Stock Options

Under the terms of the Concord EFS, Inc. 2002 Stock Option Plan and the Concord EFS, Inc. 1993 Incentive Stock Option Plan, all outstanding options to purchase Concord common stock become immediately exercisable in full in the event of a change of control. For purposes of these plans, completion of the merger constitutes a change of control. During March, April and May 2003, directors and executive officers were granted options to purchase 1,096,839 shares of Concord common stock, with a weighted average exercise price of $11.74. As of September 15, 2003, the directors and executives officers of Concord held options to purchase 38,654,435 shares of Concord common stock, with a weighted average exercise price of $10.82 per share. Of these securities, options to purchase 28,265,846 shares of Concord common stock had vested as of such date with a weighted average exercise price of $8.81. Of the 28,265,846 currently vested options, the following executive officers hold those options in the following respective amounts: Mr. Labry, 12,445,148; Mr. Palmer, 13,841,552 (including 3,000,000 options held by a family entity, as to which Mr. Palmer disclaims beneficial ownership); Mr. Isaacson, 0; Mr. Buchignani, 72,125; Mr. Bennett, 6,250; Mr. Congemi, 231,250; Mr. Finch, 0; Mr. Haslam, 248,750; and Mr. Kilburn, 131,250.

Pursuant to the merger, each outstanding Concord stock option for Concord common stock will be converted into an option to purchase First Data common stock. Each outstanding Concord stock option will become vested and fully exercisable upon completion of the merger. The number of shares of First Data common stock underlying the new First Data option will equal the number of shares of Concord common stock for which the corresponding Concord option was exercisable, multiplied by 0.40, rounded to the nearest whole share. The per share exercise price of each new First Data option will be equal to the exercise price of the corresponding Concord option divided by 0.40, rounded to the nearest whole cent. All other terms of the Concord stock option will remain unchanged after the conversion. As described above, as of September 15, 2003, Concord’s executive officers and directors held unvested options to purchase 10,388,589 shares of Concord’s common stock, with a weighted average exercise price of $16.29 per share, that will become vested upon the completion of the merger. The dollar amount of in-the-money options held by Concord’s executive officers and directors that will become vested upon the completion of the merger is approximately $40.1 million, based on the closing sale price of First Data common stock on September 15, 2003.

Indemnification; Directors’ and Officers’ Insurance

To the fullest extent permitted by applicable law, First Data has agreed that for six years after the completion of the merger, it will (subject to certain limitations) indemnify, as if it were Concord, former Concord directors, officers, employees and agents for liabilities arising from their acts or omissions occurring prior to closing as provided under Concord’s certificate of incorporation or by-laws in effect on the date of the merger agreement, and First Data will honor all indemnification agreements in effect on the date of the merger agreement with Concord’s former directors, officers, employees and agents.

In addition, for six years after the completion of the merger, First Data will maintain Concord’s existing officers’ and directors’ liability insurance so long as the annual premium for the insurance does not exceed 300% of the last annual premium that Concord paid prior to the date of the merger agreement. If Concord’s existing insurance policy expires, is terminated or cancelled during the six-year period or if the annual premium exceeds the 300% limitation, First Data will cause Concord to use its reasonable best efforts to obtain as much insurance as can be obtained for the remainder of the six-year period without exceeding the 300% premium limitation.

Retention Bonus Program

In the merger agreement, First Data and Concord agreed that Concord may implement a retention plan for the benefit of Concord employees selected by the compensation committee of the Concord board of directors. The plan involves aggregate benefits of up to $10 million. First Data and Concord have agreed that 100% of the benefits payable under the plan will be in the form of cash and that 50% of the cash benefits will be payable to Concord employees on the closing date, with the remaining 50% of the benefits generally payable no earlier than the six-month anniversary of the closing date of the merger. The allocation of the aggregate benefits among the employees was proposed by the compensation committee of the Concord board of directors and approved by First Data. Notwithstanding the foregoing, on the closing date of the merger, the following executive officers will receive cash payments in the following respective amounts, which will constitute a portion of the $10 million retention plan and the only amounts payable to such individuals under the retention plan: Bond R. Isaacson, $752,213; E. Miles Kilburn, $405,038; Edward A. Labry, $694,350; and Dan M. Palmer, $752,213. Other Concord executive officers who participate in the retention plan are expected to receive 50% of their respective payments on the closing date and the remaining 50% at the six-month anniversary of the closing date, consistent with the payment schedule applicable to other employees.

Termination of Split Dollar Arrangements

Concord executive officers Ronald V. Congemi, Vickie L. Brown, Edward T. Haslam, E. Miles Kilburn, Edward A. Labry III, Steve Lynch, Dan M. Palmer and Christopher Reckert are parties to agreements that provide the executive with company-paid split dollar life insurance. Concord has not paid premiums for such insurance coverage since August 2001. Concord has obtained or is seeking to obtain agreements to terminate each split dollar agreement from each individual and trust that is party to such agreement, without making or agreeing to make any payment of any amounts by Concord to any other person or waiving or agreeing to waive any rights. First Data and Concord have agreed in the merger agreement that the termination of the split dollar agreements may be conditioned upon completion of the merger.

Concord is in discussions with Mr. Labry, Mr. Palmer, Mr. Congemi and the trustees for separate trusts that benefit their respective families to terminate the split dollar agreements to which these executive officers and trusts are party that apply to the split dollar life insurance policies owned by the trusts. There can be no assurance, however, that Concord will be able to attain such termination agreements. On August 1, 2003, the life insurance policies subject to these split dollar agreements and owned by the separate trusts that benefit the families of Mr. Labry, Mr. Palmer and Mr. Congemi had cash surrender values of $1.5 million, $3.1 million and $1.2 million, respectively.

Termination of Concord 401(k) Plan

Concord currently maintains a 401(k) Plan for the benefit of eligible employees, including executive officers. Concord has agreed in the merger agreement to terminate the 401(k) Plan immediately prior to the completion of the merger. After the completion of the merger, Concord employees will be entitled to participate in the First Data Corporation Incentive Savings Plan on substantially the same terms as similarly situated employees of First Data (with a grant of past service credit for vesting and eligibility) and to roll over any distributions they are eligible to receive from the Concord 401(k) Plan (including outstanding loans) to the First Data Corporation Incentive Savings Plan. With respect to each employee of Concord who, prior to completion of the merger, is eligible for and receiving a 50% employer matching contribution between 3% and 6% of that employee’s compensation under the 401(k) Plan maintained by Concord, First Data will, after completion of the merger, increase the compensation of that employee in an amount to compensate for the fact that the employee’s participation in the First Data Incentive Savings Plan following completion of the merger will not allow for an employer match. In the event that the merger is not completed, the Concord 401(k) Plan will not be terminated.

Ownership of First Data Common Stock by Executive Officers and Directors of Concord

Edward A. Labry III, Concord’s President and director, personally owns 3,500 shares of First Data common stock. In addition, 300 shares of First Data common stock are currently held in trust for family members of Mr. Labry. No other executive officers or directors of Concord own any shares of First Data common stock.

Other Relationships

Richard P. Kiphart, the non-executive chairman of the board of directors of Concord, is the manager of the corporate finance department and a principal at William Blair & Company, L.L.C., one of the investment banks retained by Concord to advise Concord in connection with its consideration of the proposed merger. William Blair has received customary fees from Concord in connection with the delivery of a fairness opinion with respect to the merger, and will receive additional customary fees from Concord if the merger is completed. See “The Proposed Merger – Opinions of Concord’s Financial Advisors.”

Richard M. Harter, one of Concord’s directors, was a partner in Bingham McCutchen LLP (formerly known as Bingham Dana LLP) until December 31, 2001, and now serves as of counsel to that firm. Bingham McCutchen is one of the firms that has provided, and continues to provide, legal services to First Data in connection with the merger. Bingham McCutchen will receive customary fees in connection with these services.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference. All shareholders of First Data and Concord are urged to read the merger agreement carefully and in its entirety.

General

The merger agreement provides for the merger of a newly-formed, wholly owned subsidiary of First Data with and into Concord, with Concord continuing as the surviving corporation. As a result of the merger, Concord will become a wholly owned subsidiary of First Data.

Closing Matters

Closing.    Unless the parties agree otherwise, the closing of the merger will take place on the second business day after all closing conditions have been satisfied or waived, unless the merger agreement has been terminated or another time or date is agreed to in writing by the parties. See “The Merger Agreement — Conditions” below for a more complete description of the conditions that must be satisfied or waived prior to closing.

Completion of the Merger.    As soon as practicable after the satisfaction or waiver of the conditions to the merger, First Data and Concord will file a certificate of merger with the Delaware Secretary of State in accordance with the relevant provisions of the Delaware General Corporation Law and make all other required filings or recordings. The merger will become effective when the certificate of merger is filed or at such later time as First Data and Concord agree and specify in the certificate of merger.

We are working hard to complete the merger quickly. We currently expect that the merger will be completed during the fourth quarter of 2003. However, because completion of the merger is subject to regulatory approvals and other conditions, we cannot predict the actual timing.

Consideration to be Received Pursuant to the Merger; Treatment of Stock Options

The merger agreement provides that, at the completion of the merger:

•	each share of Concord common stock issued and outstanding immediately prior to the completion of the merger, but excluding shares of Concord common stock owned by First Data, Concord or any of their respective subsidiaries, will be converted into 0.40 shares of First Data common stock. The exchange ratio in the merger will be adjusted to reflect any stock split, stock dividend, recapitalization, subdivision, reclassification, combination or similar transaction involving First Data common stock having a record date after the date of the merger agreement and prior to the completion of the merger; and

•	each outstanding option to purchase shares of Concord common stock granted under the Concord 2002 Stock Option Plan, the Concord 1993 Incentive Stock Option Plan and the Star Systems, Inc. 2000 Equity Incentive Plan (which we refer to in this joint proxy statement/prospectus collectively as the Concord stock plans) will be assumed by First Data and converted into an option to purchase shares of First Data common stock. Each outstanding Concord stock option will become vested and fully exercisable upon completion of the merger. The number of shares of First Data common stock underlying the new First Data option will equal the number of shares of Concord common stock for which the corresponding Concord option was exercisable, multiplied by 0.40 (rounded to the nearest whole share). The per share exercise price of each new First Data option will equal the exercise price of the corresponding Concord option divided by 0.40 (rounded to the nearest whole cent). For a further discussion of the treatment of Concord stock options and other employee benefit plans under the merger agreement, see “The Merger Agreement — Covenants — Employee Matters” and “Interests of Concord’s Directors and Executive Officers in the Merger.”

Exchange of Certificates Pursuant to the Merger

Before the closing of the merger, First Data will appoint Wells Fargo Bank Minnesota, National Association, or another banking or financial institution selected by First Data (which must be reasonably acceptable to Concord), as exchange agent to handle the exchange of Concord stock certificates for certificates representing shares of First Data common stock and the payment of cash for fractional shares. As soon as practicable after the closing of the merger, the exchange agent will send a letter of transmittal to each former Concord shareholder who holds one or more stock certificates. The letter of transmittal will contain instructions explaining the procedure for surrendering Concord stock certificates. You should not return stock certificates with the enclosed proxy card.

Concord shareholders who surrender their stock certificates, together with a properly completed letter of transmittal, will receive, in book entry form, shares of First Data common stock into which their shares of Concord common stock were converted pursuant to the merger. If requested, Concord shareholders may receive certificates for shares of First Data common stock in lieu of receiving shares of First Data common stock in book entry form.

After the merger, each certificate that previously represented shares of Concord common stock will only represent the right to receive:

•	certificates representing the shares of First Data common stock into which those shares of Concord common stock have been converted;

•	cash in lieu of any fractional share of First Data common stock; and

•	dividends or other distributions, if any, of First Data common stock which Concord shareholders are entitled to under the terms of the merger agreement.

First Data will not pay dividends declared with a record date after the completion of the merger to any holder of any Concord stock certificates until the holder surrenders the Concord stock certificates. However, once those certificates are surrendered, First Data will pay to the holder, without interest, any dividends that have been declared and paid after the closing date of the merger on the shares into which those Concord shares have been converted.

After the completion of the merger, Concord will not register any transfers of shares of Concord common stock.

First Data shareholders will not exchange their stock certificates in connection with the merger.

Fractional Shares

No fractional shares of First Data common stock will be issued pursuant to the merger. Instead, the exchange agent will pay each of those Concord shareholders who would have otherwise been entitled to a fractional share of First Data common stock an amount in cash determined by multiplying the fractional share interest by the closing price for a share of First Data common stock on the NYSE Composite Tape on the date of the completion of the merger, as reported by The Wall Street Journal (Northeast edition) or, if not reported in that paper, any other authoritative source.

Listing of First Data Stock

First Data has agreed to use its reasonable best efforts, promptly after the date of the merger agreement, to cause the shares of First Data common stock to be issued pursuant to the merger to be approved for listing on the NYSE, subject to official notice of issuance. First Data’s symbol “FDC” will be used for the shares, assuming the listing application is approved. Approval for listing on the NYSE of the shares of First Data common stock issuable to the Concord shareholders pursuant to the merger, subject only to official notice of issuance, is a condition to the obligations of First Data and Concord to complete the merger. First Data also has agreed to use its reasonable best efforts to cause the shares of First Data common stock issuable upon the exercise of Concord stock options assumed by First Data pursuant to the terms of the merger agreement to be approved for listing on the NYSE promptly after completion of the merger.

Covenants

We have each undertaken certain covenants in the merger agreement concerning the conduct of our respective businesses between the date the merger agreement was signed and the completion of the merger. The following summarizes the more significant of these covenants:

No Solicitation.    Concord has agreed that Concord and its subsidiaries will not, and will not permit their respective officers, directors, employees, agents or representatives to:

•	solicit, initiate or knowingly encourage, including by way of furnishing non-public information, any inquiries regarding, or the making of any proposal or offer which constitutes a “takeover proposal” of the type described below;

•	enter into any letter of intent or agreement related to a takeover proposal, other than a confidentiality agreement;

•	participate in any discussions or negotiations regarding a takeover proposal; or

•	take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or that would reasonably be expected to lead to, any takeover proposal.

Under the merger agreement, Concord agreed to cease all existing activities, discussions or negotiations as of the date of the merger agreement with any parties with respect to a takeover proposal. Concord also agreed to promptly notify First Data if it receives a takeover proposal and to keep First Data informed of the status of any discussions or negotiations relating to the takeover proposal and the terms of the takeover proposal.

However, Concord is permitted to participate in negotiations with, and furnish information (including non-public information) with respect to Concord to, a person making a takeover proposal, if:

•	Concord’s shareholder meeting to vote on the adoption of the merger agreement has not occurred;

•	the Concord board of directors concludes in good faith that the takeover proposal is, or is reasonably likely to lead to the delivery of, a “superior proposal” of the type described below; and

•	prior to furnishing any information (including non-public information) to a person making a takeover proposal, the proposing person first signs a confidentiality agreement with Concord containing confidentiality provisions no more favorable to the proposing person than those in the confidentiality agreement between First Data and Concord.

Additionally, the provision described above will not restrict Concord from complying with Rules 14d-9 or 14e-2 under the Securities Exchange Act of 1934.

A “takeover proposal” for Concord means any inquiry, proposal or offer from any person (other than First Data and its affiliates) relating to:

•	any direct or indirect acquisition or purchase of 25% or more of the assets of Concord and its subsidiaries or 25% or more of the voting power of the outstanding capital stock of Concord or its subsidiaries;

•	any tender offer or exchange offer that if completed would result in any person beneficially owning 25% or more of the voting power of the outstanding capital stock of Concord or its subsidiaries; or

•	any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Concord, other than the transactions contemplated by the merger agreement with First Data.

A “superior proposal” for Concord means any bona fide takeover proposal made by any person (other than First Data and its affiliates) to acquire, directly or indirectly, for consideration consisting of cash and/or securities:

•	more than 50% of the voting power of the outstanding common stock of Concord; or

•	all or substantially all the assets of Concord;

and otherwise on terms which the Concord board of directors determines in good faith would, if completed, result in a transaction that would, or would be reasonably likely to, be more favorable to Concord’s shareholders than the transactions contemplated by the merger agreement. In making a determination as to whether a takeover proposal constitutes a superior proposal, the Concord board of directors may take into account any factors that it in good faith deems relevant, including the identity of the offeror and all legal, financial, regulatory and other aspects of the proposal, including the terms of any financing and the likelihood that the transaction will be completed.

Board of Directors’ Covenant to Recommend.    Concord has agreed that its board of directors will recommend adoption of the merger agreement to the Concord shareholders. Similarly, First Data has agreed that its board of directors will recommend the issuance of shares of First Data common stock as contemplated by the merger agreement.

Even if the Concord board withdraws or modifies its recommendation of the merger, Concord is still required to submit the merger agreement at the special meeting of its shareholders for consideration, unless the merger agreement is otherwise terminated. See “The Merger Agreement — Termination of Merger Agreement” for a discussion of each party’s ability to terminate the merger agreement.

Operations of First Data and Concord Pending Closing.    As explained below, we have each undertaken a separate covenant that places restrictions on ourselves and our respective subsidiaries and other controlled entities until either the completion of the merger or the termination of the merger agreement.

Restrictions on First Data’s Business Pending Closing.    First Data has agreed that (except as contemplated by the merger agreement or required by applicable law), without the prior written consent of Concord (which shall not be unreasonably withheld or delayed), it will not and will not permit any of its subsidiaries or other controlled entities to:

•	make any change in or amendment to its certificate of incorporation that changes any material term or provision of First Data’s common stock;

•	make any material change in or amendment to the merger subsidiary’s certificate of incorporation;

•	engage in any recapitalization, restructuring or reorganization with respect to its capital stock, including by way of any extraordinary dividend on, or other extraordinary distributions with respect to, its capital stock;

•	take any action or omit to take any action that would reasonably be expected to cause any of First Data’s representations and warranties in the merger agreement (see “The Merger Agreement — Representations and Warranties”) to become untrue such that the closing condition requiring that those representations and warranties be true at closing (see “The Merger Agreement — Conditions”) would not be satisfied;

•	enter into any agreement to acquire or purchase (whether by merger, acquisition of equity or assets, joint venture or otherwise) any person or any interest in any person if the acquisition or purchase would cause a material delay in or prevent the receipt of any antitrust or competition law approval necessary for the completion of the merger, unless prior to taking such action First Data reasonably determines that the action would not be reasonably expected to cause such effect; or

•	authorize or enter into any contract to do any of the foregoing.

To the extent the restrictions described in the fourth, fifth and sixth bullet points above apply to any “alliance” (as defined below) of First Data, those restrictions on the alliance will be subject to applicable fiduciary duties and contractual restrictions with respect to the alliance. Additionally, unless First Data has received the prior written consent of Concord (not to be unreasonably withheld or delayed), First Data shall, and shall cause its subsidiaries and other controlled entities to (to the extent it may do so under applicable fiduciary duties, contractual restrictions and applicable law), vote any voting equity interest it holds in any alliance against any proposal by any alliance to take any of the actions referred to in the fourth, fifth and sixth bullet points above.

As used with respect to the restrictions on First Data and its subsidiaries or other controlled entities described above, an “alliance” means any venture (in any form, including in corporate, partnership or limited liability company form) or contractual alliance between First Data or any of its affiliates and one or more third parties:

•	pursuant to which the third party has the contractual or other legal right to block major actions by the venture or contractual alliance; or

•	to whom First Data or any of its affiliates owe a fiduciary duty.

Restrictions on Concord’s Business Pending Closing.    In general, until either the closing of the merger or the termination of the merger agreement, Concord and its subsidiaries are required to carry on their businesses in all material respects in the ordinary course and to use reasonable best efforts to preserve their business organization substantially intact and maintain their existing relations with customers, suppliers, distributors, creditors, lessors, employers and business associates. Concord also has agreed that (except as contemplated by the merger agreement or required by applicable law), without the prior written consent of First Data (which shall not be unreasonably withheld or delayed), it will not and will not permit any of its subsidiaries or other controlled entities to:

•	amend Concord’s certificate of incorporation or by-laws;

•	other than in the case of any direct or indirect wholly owned subsidiary, split, combine or reclassify its outstanding shares of capital stock;

•	declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock other than dividends or distributions from direct or indirect wholly owned subsidiaries;

•	except in connection with the Concord stock plans, repurchase, redeem or otherwise acquire, or permit any subsidiaries to purchase or otherwise acquire, any shares of Concord capital stock or any securities convertible into or exchangeable or exercisable for any shares of Concord capital stock;

•	issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of Concord capital stock (other than (1) the issuance of shares of Concord common stock and Concord stock options to employees of Concord or any of its subsidiaries pursuant to the Concord stock plans in amounts previously disclosed to First Data, (2) shares issuable under Concord stock options outstanding as of the date of the merger agreement or (3) the issuance by any of Concord’s direct or indirect wholly owned subsidiaries of its capital stock to Concord or another of Concord’s wholly owned subsidiaries);

•	other than products or services sold in the ordinary course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets;

•	incur or modify any indebtedness (other than (1) indebtedness existing solely between Concord and its wholly owned subsidiaries or between Concord’s wholly owned subsidiaries or (2) incremental indebtedness to the extent the incremental indebtedness, together with all other indebtedness of Concord and its subsidiaries, is materially consistent with the historical debt-to-equity ratio of Concord and its subsidiaries, taken as a whole (adjusting for the sale of the demand deposits of EFS National Bank to Union Planters Bank, N.A. pursuant to the Agreement to Purchase Assets and Assume Liabilities dated November 14, 2002));

•	make or authorize or commit to any capital expenditures beyond specified limitations;

•	by any means, make any purchase or acquisition (including by way of merger or other business combination) of, or investment in (1) the capital stock of or other interest in, any other person other than a wholly owned subsidiary of Concord or (2) except in the ordinary course of business consistent with past practice, assets of any other person (other than (x) the completion of an acquisition publicly announced prior to the date of the merger agreement or (y) acquisitions (including acquisitions of additional non-publicly traded equity interests in any person in which Concord or any of its subsidiaries already owns any equity interest) that individually involve aggregate consideration not exceeding $10,000,000);

•	make any loans, advances or capital contributions to any other person (other than to Concord or any of its wholly owned subsidiaries) outside of the ordinary course of business;

•	except as required by the terms of the merger agreement, (1) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any benefit plans or compensation commitments, (2) increase the compensation of any officer or any other employee earning annual compensation of more than $200,000 (other than pursuant to contracts currently in force and previously disclosed to First Data) and (3) hire any employee at a compensation level expected to be more than $200,000 a year;

•	pay, discharge, settle, compromise or satisfy any material claims, liabilities or other obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice or in accordance with their terms existing on the date of the merger agreement, or waive, release or assign any material rights or claims other than in the ordinary course of business consistent with past practice. Concord also has agreed that it will not settle certain specified claims without First Data’s consent regardless of whether the claims are material or settled in the ordinary course of business consistent with past practice;

•	modify, amend or terminate any material contracts if the modification, amendment or termination would be materially adverse to Concord, other than (i) customer contracts or (ii) contracts entered in the ordinary course of business consistent with past practice;

•	implement or adopt any change in accounting principles or accounting practices, in all cases other than as may be required by a change in generally accepted accounting principles or as recommended by Concord’s outside auditors;

•	prepare or file any tax return inconsistent in any material respect with past practice or, on any such tax return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

•	enter into any contract that would restrict, after completion of the merger, First Data and its subsidiaries (other than Concord and its subsidiaries) with respect to engaging or competing in any line of business or in any geographic area;

•	enter into any contract that would restrict, after completion of the merger, Concord and its subsidiaries with respect to (A) engaging or competing in any of First Data’s core businesses or in any geographic area or (B) pricing, to the extent the contract contains a provision which restricts pricing in any of First Data’s core businesses;

•	enter into any material contract that contains a change of control provision which would be applicable to the merger or the transactions contemplated by the merger agreement;

•	take any action or omit to take any action that would reasonably be expected to cause any of Concord’s representations and warranties in the merger agreement (see “The Merger Agreement — Representations and Warranties”) to become untrue such that the closing condition requiring that those representations and warranties be true at closing (see “The Merger Agreement — Conditions”) would not be satisfied; or

•	authorize or enter into any contract to do any of the foregoing.

Reasonable Best Efforts Covenant.    We have each agreed to cooperate with each other and to use our (and cause our respective subsidiaries to use) reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable under the merger agreement and applicable laws to complete the merger and the other transactions contemplated by the merger agreement as soon as practicable, including obtaining as promptly as practicable all necessary regulatory approvals.

We also have agreed to use our reasonable best efforts to avoid the institution of an action or proceeding to prohibit the merger, to contest and resist an action or proceeding to prohibit the merger and to have vacated, lifted, reversed or overturned any temporary, preliminary or permanent decree, judgment, injunction or other order that is in effect and that prohibits, prevents, delays or otherwise restricts the merger. This obligation of the parties to contest and resist an action described above ceases in the event a permanent decree, judgment, injunction or other order is issued or is in effect that is nonappealable and prohibits, prevents, delays or restricts completion of the merger.

First Data does not intend to become, and will use its reasonable best efforts to avoid becoming, a bank holding company or financial holding company under the Bank Holding Company Act of 1956, as amended, on an ongoing basis as a result of the merger. Concord in turn has agreed to assist First Data in this regard, including cooperating with First Data to reorganize or restructure Concord EFS National Bank either after the closing of the merger or immediately before if necessary to effectuate First Data’s intent not to become a bank or financial holding company. For further discussion of how this will be accomplished see “The Proposed Merger — Regulatory Matters Relating to the Merger.”

Employee Matters.    In the merger agreement, First Data has agreed that, following the merger, it will:

•	allow Concord employees to participate in First Data employee benefit plans on substantially the same terms and conditions as similarly situated employees of First Data;

•	waive any pre-existing condition exclusions or requirements for evidence of insurability with respect to coverage requirements applicable to Concord employees under the First Data benefit plans;

•	subject to certain exceptions, grant Concord employees credit under First Data benefit plans for purposes of benefit accrual, eligibility and vesting for their prior service to the same extent that their service was credited under comparable Concord benefit plans;

•	allow Concord employees to elect to roll over any distributions they are eligible to receive from the Concord 401(k) Plan (including outstanding loans) to the First Data Corporation Incentive Savings Plan (see “Interests of Concord’s Directors and Executive Officers in the Merger”);

•	grant Concord employees credit under First Data benefit plans for co-payments and payments under a deductible limit made by them during the applicable plan year of the Concord benefit plans;

•	assume the Concord stock plans with the result that all outstanding Concord stock options will be converted into options to purchase First Data common stock (for a further discussion of how this will be accomplished see “The Merger Agreement — Consideration to be Received Pursuant to the Merger; Treatment of Stock Options”); and

•	honor all (1) binding compensation and employee benefit obligations to current and former Concord employees under the Concord benefit plans, (2) severance plans or policies in existence on the date of the merger agreement and (3) employment or severance agreements entered into by Concord or adopted by the Concord board of directors prior to the date of the merger agreement, in each case as previously disclosed to First Data.

We also have agreed that Concord may implement a retention plan for the benefit of certain Concord employees selected by the compensation committee of the Concord board of directors. The plan involves aggregate benefits of up to $10 million. The merger agreement provides that not less than 75% of the benefits payable under the plan will be in the form of cash, with the remaining benefits payable in the form of First Data stock options (the value of which would be determined by the Black-Scholes valuation model on the date of grant) which would be granted within 90 days after the closing date of the merger. We have now agreed that 100% of the benefits payable under the retention plan will be in the form of cash, and that 50% of the cash benefits will be payable to Concord employees on the closing date of the merger, with the remaining portion generally payable no earlier than the six-month anniversary of the closing date. The allocation of the aggregate benefits among the employees was proposed by the compensation committee of the Concord board of directors and approved by First Data. Notwithstanding the foregoing, on the closing date of the merger, the following executive officers will receive cash payments in the following respective amounts, which will constitute a portion of the $10 million retention plan and the only amounts payable to such individuals under the retention plan: Bond R. Isaacson, $752,213; E. Miles Kilburn, $405,038; Edward A. Labry, $694,350; and Dan M. Palmer, $752,213. Other Concord executive officers who participate in the retention plan are expected to receive 50% of their respective payments on the closing date and the remaining 50% at the six-month anniversary of the closing date, consistent with the payment schedule applicable to other employees.

Indemnification and Insurance.    To the fullest extent permitted by applicable law, First Data has agreed that:

•	for six years after the completion of the merger, it will (subject to certain limitations) indemnify, as if it were Concord, former Concord directors, officers, employees and agents for liabilities arising from their acts or omissions occurring prior to closing as provided under Concord’s certificate of incorporation or by-laws in effect on the date of the merger agreement;

•	it will honor all indemnification agreements in effect on the date of the merger agreement with Concord’s former directors, officers, employees and agents; and

•	for six years after the completion of the merger, First Data will maintain Concord’s existing officers’ and directors’ liability insurance so long as the annual premium for the insurance does not exceed 300% of the last annual premium that Concord paid prior to the date of the merger agreement. If Concord’s existing insurance policy expires, is terminated or cancelled during the six-year period or if the annual premium exceeds the 300% limitation, First Data will cause Concord to use its reasonable best efforts to obtain as much insurance as can be obtained for the remainder of the six-year period without exceeding the 300% premium limitation.

For a further discussion of officer and director indemnification and insurance see “Interests of Concord’s Directors and Executive Officers in the Merger — Indemnification; Directors’ and Officers’ Insurance.”

Other Covenants and Agreements

Expenses.    We have each agreed to pay our own costs and expenses incurred in connection with the merger and the merger agreement, with the exception that we will each pay 50% of any expenses (other than attorneys’ and accounting fees and expenses) incurred in printing and filing with the SEC the registration statement of which this joint proxy statement/prospectus forms a part.

Election to First Data Board of Directors.    At or prior to the completion of the merger, First Data will expand its board of directors by one member and, immediately after the completion of the merger, appoint an existing Concord director (whose selection will be mutually agreed to by First Data and Concord) to fill that vacancy.

Other Covenants.    The merger agreement contains certain other covenants, including covenants relating to public announcements and employee communications, access to information, state takeover laws and tax matters.

Representations and Warranties

The merger agreement contains customary representations and warranties, generally qualified by material adverse effect, made by each of us to the other. The representations and warranties relate to:

•	corporate existence, qualification to conduct business and corporate standing and power;

•	ownership of subsidiaries;

•	capital structure;

•	corporate authority to enter into, and carry out the obligations under, the merger agreement and enforceability of the merger agreement;

•	absence of a breach of the certificate of incorporation, by-laws, law or material agreements as a result of the merger;

•	filings with the SEC;

•	absence of certain changes or events;

•	information supplied for use in this joint proxy statement/prospectus;

•	compliance with laws;

•	tax matters;

•	absence of undisclosed liabilities;

•	litigation;

•	employee benefit plans;

•	required shareholder votes;

•	inapplicability of anti-takeover statutes;

•	payment of fees to finders or brokers in connection with the merger agreement; and

•	opinions of financial advisors.

Representations and warranties made solely by Concord relate to environmental and intellectual property matters, compliance with bank regulatory and credit card association regulations, customers and material contracts.

The merger agreement also contains certain representations and warranties of First Data with respect to its wholly owned merger subsidiary, including corporate authorization, absence of a breach of the certificate of incorporation or the by-laws, lack of prior business activities and capitalization.

As used in the merger agreement, the term “material adverse effect” or “material adverse change” means with respect to either First Data or Concord, as applicable, any effect, change or development that is or would reasonably be expected to be material and adverse to the financial condition, business, operations or results of operations of such company and its subsidiaries, taken as a whole. However, to the extent any effect, change or development is caused by or results from any of the following, it will not be taken into account in determining whether there has been (or would reasonably be expected to be) a “material adverse effect” or “material adverse change”:

•	the announcement of the execution of the merger agreement or the performance of obligations under the merger agreement;

•	factors affecting the economy or financial markets as a whole or generally affecting the payment services industry, except to the extent Concord or First Data, as the case may be, is materially and adversely affected in a disproportionate manner as compared to other comparable participants in the industry;

•	failure to meet analyst financial forecasts, in and of itself, or the trading price of Concord common stock or First Data common stock, as the case may be, in and of itself (however, the facts or occurrences giving rise or contributing to the effect, change or development which affects or otherwise relates to the failure to meet analyst financial forecasts or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse change or material adverse effect); and

•	the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting any part of the United States of America.

First Data and Concord also agreed in the merger agreement that the following occurrences would in any event be deemed to constitute a “material adverse effect” or “material adverse change” under the merger agreement with respect to either First Data or Concord:

•	a criminal indictment or criminal information or similar proceeding or action against a party or its subsidiaries or against any of their respective officers or directors relating to actions within the scope of the party’s business;

•	an SEC enforcement action against a party, its subsidiaries or their respective officers or directors relating to actions within the scope of the party’s business; or

•	an SEC formal investigation that is not resolved by the earlier of 90 days after its commencement or January 31, 2004, of a party, its subsidiaries or their respective officers or directors relating to actions within the scope of the party’s business.

Conditions

Our respective obligations to complete the merger are subject to the satisfaction or, to the extent legally permissible, the waiver of the following conditions:

•	the adoption of the merger agreement by the Concord shareholders, and the approval by the First Data shareholders of the issuance of shares of First Data common stock as contemplated by the merger agreement;

•	the absence of any law, judgment, injunction or other order by a governmental entity that is in effect prohibiting completion of the merger and the absence of any proceeding by any governmental entity seeking such an order;

•	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	the approval for listing by the NYSE of the First Data common stock to be issued pursuant to the merger, subject to official notice of issuance;

•	the SEC having declared effective the First Data registration statement, of which this joint proxy statement/prospectus forms a part;

•	the making of all material blue sky securities filings and the receipt of all permits and approvals necessary under applicable law; and

•	the receipt of all other governmental and regulatory consents, registrations, approvals, permits and authorizations necessary for the merger unless failure to obtain those consents or approvals would not have a material adverse effect on Concord or, after giving effect to the merger, First Data.

In addition, individually, our respective obligations to effect the merger are subject to the satisfaction or, to the extent legally permissible, the waiver of the following additional conditions:

•	the representations and warranties of the other party with respect to capital structure and authority contained in the merger agreement which are qualified by material adverse effect or materiality, being true and correct, and the portions of those representations and warranties that are not qualified by material adverse effect or materiality being true and correct in all material respects, as of the closing date of the merger except, in either case, to the extent that the representation or warranty speaks as of another date;

•	the representations and warranties of the other party (other than the representations and warranties with respect to capital structure and authority) being true and correct unless the inaccuracies (without giving effect to any materiality or material adverse effect qualifications or exceptions) in respect of those representations and warranties, taking all the inaccuracies in respect of those representations and warranties together in their entirety, do not result in a material adverse effect on the other party, as of the closing date of the merger as if they were made on that date, except to the extent that the representation or warranty speaks as of another date;

•	the other party having performed in all material respects all material obligations and complied in all material respects with all material agreements and covenants required to be performed and complied with by it under the merger agreement; and

•	the receipt of an opinion of the party’s counsel which provides that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

With respect to the first two bullet points above, First Data and Concord agreed in the merger agreement that during any period of time when a party is under formal investigation by the SEC the party that is not under investigation (and whose subsidiaries and their respective officers and directors are not under investigation) shall not be required by the party under investigation to complete the merger.

First Data’s obligation to complete the merger also is subject to the following additional conditions:

•	First Data shall be reasonably satisfied that neither it nor any of its subsidiaries shall become a bank holding company or financial holding company under the Bank Holding Company Act of 1956, as amended, on an ongoing basis as a result of the merger;

•	in connection with obtaining any approval or consent required to complete the transactions contemplated by the merger agreement, no governmental entity shall have imposed any condition, penalty or requirement which would have a material adverse effect on Concord or, after giving effect to the merger, First Data; and

•	Concord shall have obtained the consent or approval of each person whose consent or approval is required under any contract to which Concord or any of its subsidiaries is a party, except those for which the failure to obtain such consent or approval would not have a material adverse effect on Concord or, after giving effect to the merger, First Data.

Termination of Merger Agreement

Right to Terminate.    The merger agreement may be terminated at any time prior to the completion of the merger in any of the following ways:

•	by our mutual written consent;

•	by either one of us:

—	if the merger has not been completed by October 31, 2003 or, if the conditions to closing relating to antitrust or other governmental approvals of the merger have not been satisfied, but all other conditions to closing are satisfied or are capable of being satisfied by that date, this date is automatically extended to January 31, 2004; except that a party may not terminate the merger agreement if the cause of the merger not being completed is that party’s failure to fulfill its obligations under the merger agreement;

—	if a governmental entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the merger and the order, decree or ruling or other action has become final and nonappealable; or

—	if either First Data’s shareholders fail to approve the issuance of shares of First Data common stock as contemplated by the merger agreement or Concord’s shareholders fail to adopt the merger agreement.

•	by First Data:

—	if the Concord board of directors either fails to recommend the merger to its shareholders or the board or any committee of the board modifies its recommendation in any manner adverse to First Data;

—	if the Concord board of directors or any committee of the board approves or recommends any takeover proposal other than the merger with First Data;

—	if there has been a breach of any representation, warranty, covenant or other agreement made by Concord in the merger agreement, or if any such representation and warranty becomes untrue after the date of the merger agreement and, in either case, the breach or failure to be true:

•	would result in the applicable closing condition to the merger not being satisfied; and

•	is not curable or, if curable, is not cured within 30 days after written notice is given by First Data to Concord.

•	by Concord:

—	if the First Data board of directors either fails to recommend to its shareholders the issuance of shares of First Data common stock as contemplated by the merger agreement or the board modifies its recommendation in any manner adverse to Concord;

—	if there has been a breach of any representation, warranty, covenant or other agreement made by First Data or its wholly owned merger subsidiary in the merger agreement, or if any such representation and warranty becomes untrue after the date of the merger agreement and, in either case, the breach or failure to be true:

•	would result in the applicable closing condition to the merger not being satisfied; and

•	is not curable or, if curable, is not cured within 30 days after written notice is given by Concord to First Data.

—

if (1) the Concord board of directors authorizes Concord, subject to complying with the terms of the merger agreement, to enter into a definitive agreement concerning a transaction that constitutes a “superior proposal” (see “The Merger Agreement — Covenants — No Solicitation” for a discussion of this term) and Concord notifies First Data in writing that it intends to enter into the agreement, (2) First Data does not make, within three business days of receipt of Concord’s written notification of its intention to enter into a definitive agreement for a superior proposal, an offer that the Concord board of directors determines, in good faith after consultation with its financial advisors, is at least as favorable, in the aggregate, to Concord’s shareholders as the superior proposal and (3) prior to or concurrently with the termination of the merger agreement Concord pays to First Data in immediately available funds the termination fee described in “Termination Fees Payable by Concord” below. Concord also agreed (A) that it will not enter into a definitive agreement referred to in clause (1) above until at least the fourth business day after it has provided the requisite notice to First Data and (B) to notify First Data promptly in writing if its intention to enter into the definitive agreement referred to in its notification changes at any time after giving the notification.

Termination Fees Payable by Concord.    Concord has agreed to pay First Data a termination fee of $210 million if the merger agreement is terminated under one of the following circumstances:

•	the merger agreement is terminated by First Data because the Concord board of directors or any committee of the board approves or recommends any takeover proposal other than the merger with First Data;

•	the merger agreement is terminated by Concord because it enters into a definitive agreement for a superior proposal pursuant to the provision described in the third hashmark above concerning Concord’s termination rights;

•	(1) the merger agreement is terminated by First Data because the Concord board of directors either fails to recommend the merger with First Data to its shareholders or the board or any committee of the board modifies its recommendation in any manner adverse to First Data and (2) concurrently with the termination or within nine months of the termination, Concord enters into a definitive agreement with respect to a takeover proposal or completes a takeover proposal; or

•	(1) after the date of the merger agreement a takeover proposal for Concord has been publicly disclosed or any person has publicly disclosed that, subject to Concord’s merger with First Data being disapproved or otherwise rejected by Concord’s shareholders, it will make a takeover proposal with respect to Concord, (2) the merger agreement is subsequently terminated by Concord or First Data because Concord’s shareholders fail to adopt the merger agreement and (3) concurrently with the termination or within nine months of the termination, Concord enters into a definitive agreement with respect to a takeover proposal or completes a takeover proposal.

The termination fee is required to be paid by Concord at different times, depending on what provision is used to terminate the merger agreement. If the termination fee becomes payable pursuant to the first bullet point above, the fee is required to be paid to First Data one business day after the date of termination. If the termination fee is payable pursuant to the second bullet point above, the fee is required to be paid to First Data on the date of termination. If the agreement is terminated as provided in either the third or fourth bullet points above, the fee is required to be paid to First Data upon the earlier of Concord entering into a definitive agreement with respect to a takeover proposal or completing a takeover proposal. In any case, the termination fee is payable to First Data by wire transfer of immediately available funds.

Termination Fees Payable by First Data.    First Data has agreed to pay Concord a fee of $25 million if the merger agreement is terminated by First Data or Concord:

•	due to the entry of a permanent order, decree or ruling (which has become final and nonappealable) enjoining, restraining or otherwise prohibiting the merger on antitrust grounds; or

•	in the event that the merger has not been completed by January 31, 2004 solely as a result of the failure to obtain necessary antitrust approvals.

In either of the above circumstances, First Data is required to pay the termination fee to Concord one business day after termination if the merger agreement is terminated by Concord, or on the date of termination if the merger agreement is terminated by First Data.

Amendments, Extensions and Waivers

Amendments.    The merger agreement may be amended by the parties at any time prior to the completion of the merger, except that any amendment after a shareholders’ meeting which requires approval by shareholders may not be made without such approval. All amendments to the merger agreement must be in writing signed by each party.

Extensions and Waivers.    At any time prior to the completion of the merger, any party to the merger agreement may:

•	extend the time for the performance of any of the obligations or other acts of any other party to the merger agreement;

•	waive any inaccuracies in the representations and warranties of any other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance by any other party with any of the agreements or conditions contained in the merger agreement.

All extensions and waivers must be in writing and signed by the party against whom the extension or waiver is to be effective.

CHAPTER TWO

PRO FORMA FINANCIAL DATA

FIRST DATA AND CONCORD UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Pro Forma Condensed Combined Consolidated Statements of Income combine the historical consolidated statements of income of First Data and Concord, giving effect to the merger as if it had occurred on January 1 of each period presented. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet combines the historical consolidated balance sheet of First Data and the historical consolidated balance sheet of Concord, giving effect to the merger as if it had been completed on June 30, 2003. We have adjusted the historical consolidated financial information to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. You should read this information in conjunction with the:

•	accompanying notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements;

•	separate historical unaudited financial statements of First Data as of and for the six months ended June 30, 2003 included in First Data’s Quarterly Report on Form 10-Q for the six month period ended June 30, 2003, which is incorporated by reference into this document;

•	separate historical financial statements of First Data as of and for the year ended December 31, 2002 included in First Data’s Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference into this document;

•	separate historical unaudited financial statements of Concord as of and for the six months ended June 30, 2003 included in Concord’s Quarterly Report on Form 10-Q for the six month period ended June 30, 2003, which is incorporated by reference into this document; and

•	separate historical financial statements of Concord as of and for the year ended December 31, 2002 included in Concord’s Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference into this document.

We present the unaudited pro forma condensed combined consolidated financial information for informational purposes only. The unaudited pro forma information is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the merger at the dates indicated. In addition, the unaudited pro forma condensed combined consolidated financial information does not purport to project the future financial position or operating results of the combined company.

We prepared the unaudited pro forma condensed combined consolidated financial information using the purchase method of accounting with First Data treated as the acquirer. As described in Note 1, “Basis of Pro Forma Presentation,” First Data’s cost to acquire Concord will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined consolidated financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF INCOME

For the Year Ended December 31, 2002

	First Data Corporation	Concord EFS, Inc.	Reclassifi- cations	(4)	Pro Forma Adjustments	(4)	Pro Forma Combined
	(in millions, except per share data)
REVENUES
Transaction and processing service fees	$6,566.2	$1,966.6	$(809.8)	(a)	$(17.0)	(c)	$7,631.5
			(74.5)	(b)
Other non-transaction based revenue (1)	275.7		1.7	(b)			277.4
Product sales and other	275.3		45.1	(b)			320.4
Reimbursable postage and other	519.0		29.8	(b)			548.8

	7,636.2	1,966.6	(807.7)		(17.0)		8,778.1

EXPENSES
Cost of services	3,809.6	1,366.5	(796.9)	(a)	136.3	(d)	4,451.4
			(47.1)	(b)	(17.0)	(c)
Cost of products sold	189.5		13.5	(b)			203.0
Selling, general and administrative	1,282.7	123.9	(12.9)	(a)	(2.2)	(e)	1,391.5
Reimbursable postage and other	519.0		29.8	(b)			548.8
Other operating expenses (2)	73.9	86.2					160.1

	5,874.7	1,576.6	(813.6)		117.1		6,754.8

Operating profit	1,761.5	390.0	5.9		(134.1)		2,023.3

Other income / (expense) (3)	9.9	86.4	(5.9)	(b)	(2.5)	(f)	83.6
					(1.4)	(g)
					(2.9)	(h)
Interest expense	(117.1)	(11.6)			3.8	(f)	(116.6)
					8.3	(h)

Income before income taxes, minority interest and equity earnings in affiliates	1,654.3	464.8	—		(128.8)		1,990.3

Income taxes	432.2	163.1			(48.0)	(i)	547.3
Minority interest	(102.8)	(0.9)					(103.7)
Equity earnings in affiliates	118.6						118.6

Net income	$1,237.9	$300.8	$—		$(80.8)		$1,457.9

Earnings per share – basic	$1.63	$0.59				(j)	$1.52
Earnings per share – diluted	$1.61	$0.57				(j)	$1.49

Weighted average shares outstanding:
Basic	757.5	507.3				(j)	960.4
Diluted	771.8	524.7				(j)	981.7

(1)	Other non-transaction based revenue includes investment income, professional services and software licensing and maintenance.
(2)	Other operating expenses include restructuring charges, net, impairments and litigation and regulatory settlements.
(3)	Other income / (expense) includes interest income, investment gains and (losses) and divestitures, net.
(4)	Refer to the “Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements – Note 2. Pro Forma Adjustments.”

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF INCOME

For the Six Months Ended June 30, 2003

	First Data Corporation	Concord EFS, Inc.	Reclassifi- cations	(4)	Pro Forma Adjustments	(4)	Pro Forma Combined
	(in millions, except per share data)
REVENUES
Transaction and processing service fees	$3,498.5	$1,089.9	$(476.1)	(a)	$(15.1)	(c)	$4,066.1
			(34.9)	(b)	3.8	(d)
Other non-transaction based revenue (1)	142.5		0.5	(b)			143.0
Product sales and other	163.9		19.5	(b)			183.4
Reimbursable postage and other	318.3		14.9	(b)			333.2

	4,123.2	1,089.9	(476.1)		(11.3)		4,725.7

EXPENSES
Cost of services	2,083.5	798.8	(467.8)	(a)	64.8	(d)	2,439.8
			(24.4)	(b)	(15.1)	(c)
Cost of products sold	99.4		9.5	(b)			108.9
Selling, general and administrative	694.3	66.3	(8.3)	(a)	(7.8)	(k)	753.6
			8.9	(b)	0.2	(e)
Reimbursable postage and other	318.3		14.9	(b)			333.2
Other operating expenses (2)	—	7.9	(8.9)	(b)			(1.0)

	3,195.5	873.0	(476.1)		42.1		3,634.5

Operating profit	927.7	216.9	—		(53.4)		1,091.2

Other income / (expense) (3)	2.5	40.4			(0.1)	(f)	41.1
					(0.5)	(g)
					(1.2)	(h)
Interest expense	(51.9)	(4.4)			0.3	(f)	(52.0)
					4.0	(h)

Income before income taxes, minority interest and equity earnings in affiliates	878.3	252.9	—		(50.9)		1,080.3

Income taxes	242.7	88.5			(19.0)	(i)	312.2
Minority interest	(57.0)	(0.6)					(57.6)
Equity earnings in affiliates	67.8						67.8

Net income	$646.4	$163.8	$—		$(31.9)		$778.3

Earnings per share – basic	$0.86	$0.34				(j)	$0.82
Earnings per share – diluted	$0.85	$0.33				(j)	$0.81

Weighted average shares outstanding:

Basic	749.1	486.6				(j)	943.7
Diluted	759.6	496.7				(j)	958.3

(1)	Other non-transaction based revenue includes investment income, professional services and software licensing and maintenance.
(2)	Other operating expenses include a restructuring reversal and merger related expenses (Concord historical).
(3)	Other income / (expense) includes interest income, investment gains and (losses) and divestitures, net.
(4)	Refer to the “Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements – Note 2. Pro Forma Adjustments.”

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF INCOME

For the Six Months Ended June 30, 2002

	First Data Corporation	Concord EFS, Inc.	Reclassifi- cations	(4)	Pro Forma Adjustments	(4)	Pro Forma Combined
	(in millions, except per share data)
REVENUES
Transaction and processing service fees	$3,112.0	$909.9	$(364.5)	(a)	$(5.7)	(c)	$3,615.1
			(36.6)	(b)
Other non-transaction based revenue (1)	132.8		1.5	(b)			134.3
Product sales and other	147.7		24.8	(b)			172.5
Reimbursable postage and other	237.7		14.8	(b)			252.5

	3,630.2	909.9	(360.0)		(5.7)		4,174.4

EXPENSES
Cost of services	1,843.3	613.8	(358.6)	(a)	71.0	(d)	2,142.6
			(21.2)	(b)	(5.7)	(c)
Cost of products sold	93.7		5.0	(b)			98.7
Selling, general and administrative	619.1	57.1	(5.9)	(a)	(0.2)	(e)	670.1
Reimbursable postage and other	237.7		14.8	(b)			252.5
Other operating expenses (2)	48.4	97.4					145.8

	2,842.2	768.3	(365.9)		65.1		3,309.7

Operating profit	788.0	141.6	5.9		(70.8)		864.7

Other income / (expense) (3)	5.2	46.1	(5.9)	(b)	(1.9)	(f)	41.5
					(0.7)	(g)
					(1.3)	(h)
Interest expense	(59.3)	(5.8)			2.4	(f)	(58.9)
					3.8	(h)

Income before income taxes, minority interest and equity earnings in affiliates	733.9	181.9	—		(68.5)		847.3

Income taxes	196.1	64.1			(25.6)	(i)	234.6
Minority interest	(47.0)	(0.4)					(47.4)
Equity earnings in affiliates	52.1	—					52.1

Net income	$542.9	$117.4	$—		$(42.9)		$617.4

Earnings per share – basic	$0.71	$0.23				(j)	$0.64
Earnings per share – diluted	$0.70	$0.22				(j)	$0.62

Weighted average shares outstanding:
Basic	761.3	510.2				(j)	965.4
Diluted	778.3	531.5				(j)	990.9

(1)	Other non-transaction based revenue includes investment income, professional services and software licensing and maintenance.
(2)	Other operating expenses include restructuring charges, net, impairments and litigation and regulatory settlements.
(3)	Other income / (expense) includes interest income, investment gains and (losses) and divestitures, net.
(4)	Refer to the “Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements – Note 2. Pro Forma Adjustments.”

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

As of June 30, 2003

	First Data Corporation	Concord EFS, Inc.	Reclassifi- cations	(1)	Pro Forma Adjustments	(1)	Pro Forma Combined
	(in millions)
ASSETS
Cash and cash equivalents	$1,051.6	$1,036.4	$(519.5)	(l)	$0.6	(f)	$1,311.4
					1.6	(e)
					(69.4)	(g)
					(179.9)	(h)
					(10.0)	(p)
Settlement assets	17,377.1	39.5	522.1	(l)			17,938.7
Accounts receivable, net	1,343.8	129.3	8.8	(m)	(2.4)	(c)	1,477.8
			(1.7)	(l)
Property and equipment, net	716.3	347.1	(168.5)	(n)			894.9
Goodwill	3,984.1	265.0			6.2	(e)	8,536.5
					4,281.2	(q)
Other intangibles, less accumulated amortization	1,525.1	50.3	218.3	(n)	1,479.8	(d)	3,273.5
Investment in affiliates	779.4	3.3					782.7
Other assets	925.6	1,130.4	(49.8)	(n)	(0.6)	(f)	1,969.5
			(8.8)	(m)	(7.8)	(e)
			(8.9)	(o)	(10.6)	(g)

Total Assets	$27,703.0	$3,001.3	$(8.0)		$5,488.7		$36,185.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Settlement obligations	$16,924.7	$506.2	$55.4	(l)			$17,486.3
Accounts payable and other liabilities	3,073.9	252.0	(8.9)	(o)			3,894.6
			(54.5)	(l)	$(2.4)	(c)
					634.5	(r)
Borrowings	3,430.7	165.1			14.8	(h)	3,430.7
					(179.9)	(h)

Total Liabilities	23,429.3	923.3	(8.0)		467.0		24,811.6

Stockholders’ Equity	4,273.7	2,078.0			5,021.7	(s)	11,373.4

Total Liabilities and Stockholders’ Equity	$27,703.0	$3,001.3	$(8.0)		$5,488.7		$36,185.0

(1)	Refer to the “Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements – Note 2. Pro Forma Adjustments.”

See Accompanying Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Basis of Pro Forma Presentation

As of April 1, 2003, First Data and Concord entered into a definitive agreement, which, subject to the terms and conditions included in the agreement, will result in Concord becoming a wholly owned subsidiary of First Data in a transaction to be accounted for using the purchase method of accounting. Pursuant to the merger, each share of Concord common stock will be converted into 0.40 of a share of First Data common stock.

The unaudited pro forma condensed combined consolidated financial statements provide for the issuance of approximately 195 million shares of First Data common stock, based upon an exchange ratio of 0.40 of a share of First Data common stock for each outstanding share of Concord common stock as of June 30, 2003. The actual number of shares of First Data common stock to be issued will be determined based on the actual number of shares of Concord common stock outstanding at the completion of the merger. The average market price per share of First Data common stock of $35.00 is based on an average of trading days (March 31, April 1, April 3 and April 4) around the April 2, 2003 announcement date of the proposed merger. First Data has agreed to assume Concord’s outstanding stock options and, based on the total number of Concord options outstanding at June 30, 2003, First Data would issue options to purchase approximately 23 million shares of First Data common stock, at a weighted average exercise price of $33.23. The actual number of options to be issued will be determined based on the actual number of Concord options outstanding at the completion of the merger.

The estimated total purchase price of the merger, based on this $35.00 per share price of First Data common stock, is as follows (in millions):

Value of First Data common stock issued	$6,815
Assumption of Concord options	285

Total value of First Data common stock	7,100
Estimated direct transaction costs	80

Total estimated purchase price	$7,180

Under the purchase method of accounting, the total estimated purchase price, as shown in the table above, is allocated to Concord’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. The fair value of the net tangible assets approximates Concord’s book value and, therefore, no fair value adjustment to the respective assets and liabilities was necessary other than for debt and a change-of-control payment which may be owed by Concord. The fair value of these assets and liabilities is subject to change pending additional information that may come to our knowledge and restructuring decisions made upon completion of the merger. Certain assets classified in property and equipment ($168.5 million) and other assets ($49.8 million) on Concord’s balance sheet were reclassified in the accompanying unaudited pro forma condensed combined consolidated balance sheet to intangible assets to conform to First Data’s presentation. The fair market values assigned to Concord’s intangible assets in our preliminary allocation of acquisition purchase price are based on a preliminary independent valuation, other than $48 million of purchased software for which book value approximates fair market value. These fair market values are subject to change pending receipt of the final independent valuation and other factors as described in the introduction to these unaudited pro forma condensed combined consolidated financial statements. The preliminary estimated purchase price is allocated as follows (in millions):

Net tangible assets	$1,519	*
Identifiable intangible assets:
Customer relationships	1,320
Proprietary and other software	109
Tradename	320
Goodwill	4,546
Deferred tax liability related to identifiable intangible assets	(634)

Total preliminary estimated purchase price allocation	$7,180

*	Net tangible assets is calculated based on Concord’s historical stockholders’ equity of $2.078 billion less goodwill of $265 million, identifiable intangible assets of $269 million, a fair market value adjustment to debt of $15 million and a $10 million change-of-control payment which may be owed by Concord.

Of the total estimated purchase price, a preliminary estimate of approximately $1.5 billion has been allocated to net tangible assets acquired and approximately $1.7 billion has been allocated to identifiable intangible assets acquired. The estimated useful lives assigned to customer relationships range from six to 14 years. The estimated useful lives assigned to proprietary software and the STARsm tradename are five years and 25 years, respectively. The amortization related to identifiable intangible assets (excluding the $48 million of purchased software) is reflected as a pro forma adjustment in the unaudited pro forma condensed combined consolidated statements of income.

Customer relationships represent Concord’s presently existing contractual relationships in the Network Services and Payment Services segments. Certain of these contractual relationships are in various stages of being renegotiated. To the extent certain of these contractual relationships are not renewed, the value of such relationships in the final valuation will be lower than the preliminary value.

Proprietary and other software primarily represents software being used in Concord’s operations that is expected to be used by First Data.

Of the total estimated purchase price, approximately $4.5 billion has been allocated to goodwill. Goodwill represents the excess of the purchase price for the acquired business over the fair value of the underlying net tangible and identifiable intangible assets. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized, but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Note 2.    Pro Forma Adjustments

Pro forma adjustments are necessary to (i) reflect the estimated purchase price, (ii) adjust amounts related to Concord’s identifiable intangible assets to a preliminary estimate of their fair values, (iii) reflect the amortization expense related to the estimated identifiable intangible assets, (iv) eliminate inter-company transactions between First Data and Concord and (v) reflect the income tax effect of the pro forma adjustments. In addition, certain reclassifications have been made to conform Concord’s historical presentation to First Data’s.

The unaudited pro forma condensed combined consolidated balance sheet does not include any fair value adjustments for assets and liabilities other than for borrowings to be repaid upon completion of the merger and identifiable intangible assets. The fair value of the remaining assets and liabilities approximates Concord’s book value and, therefore, no fair value adjustment is necessary. The fair value of these assets and liabilities is subject to change pending additional information that may come to our knowledge and restructuring decisions made upon completion of the merger.

The unaudited pro forma condensed combined consolidated financial statements do not include any adjustments for liabilities resulting from restructuring activities, as management is in the early stages of assessing these activities and estimating the associated costs. First Data and Concord are competing in the marketplace and, as such, are restricted from sharing certain types of sensitive data until after the completion of the merger. With certain decisions being delayed by such restrictions, First Data’s management expects to finalize the restructuring and integration plan shortly after the completion of the merger.

The costs of restructuring activities that will be recorded as liabilities assumed in the purchase business combination upon the completion of the merger will include the following:

•	closure of some Concord facilities due to the consolidation of duplicative functions;

•	terminating some Concord contracts for services that are duplicative; and

•	severing some of the Concord employees associated with such facilities and other Concord employees in duplicative positions.

Other restructuring, merger and integration costs will be charged to expense as incurred. Such costs will not be recorded upon the completion of the merger and are not included in the unaudited pro forma condensed combined consolidated financial statements. These costs include, but are not limited to, the following:

•	closure of some First Data facilities due to the consolidation of duplicative functions;

•	terminating some First Data contracts for services that are duplicative;

•	severing some of the First Data employees associated with such facilities and other First Data employees in duplicative positions; and

•	migrating customers from either a Concord operating platform to a First Data operating platform or from a First Data operating platform to a Concord platform.

In addition, these pro forma condensed combined consolidated financial statements do not reflect any anticipated synergies that will occur subsequent to the completion of the merger.

Because these unaudited pro forma condensed combined consolidated financial statements have been prepared based on preliminary estimates of fair values and do not include liabilities which are not presently estimable, as discussed above, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined consolidated financial statements. In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the merger and other changes in Concord’s net tangible and intangible assets which occur prior to completion of the merger could cause material differences in the information presented.

The pro forma and reclassification adjustments included in the unaudited pro forma condensed combined consolidated financial statements are as follows (in millions):

(a)	Historical Concord revenue amounts were reclassified to present revenues net of interchange and assessments charged by credit card associations, payments to independent sales organizations related to residual interests they have retained in certain merchant contracts and certain other fees.

(b)	Historical Concord revenue and expense amounts were reclassified according to First Data income statement classifications primarily relating to terminal equipment sales and reimbursable postage and other. In the third quarter of 2003, Concord began recognizing revenue from product sales when title to the equipment passes to the customer. Prior to the third quarter, Concord had recognized revenue from product sales when the equipment was shipped. This change in method of recognizing revenue did not necessitate a restatement of Concord’s financial statements because the impact of the change was not material.

(c)	Adjustment to eliminate inter-company transactions between Concord and First Data and/or their consolidated affiliates primarily relating to Concord providing debit transaction and front-end processing to First Data, and First Data providing debit transaction, front-end processing and terminal equipment sales and services to Concord.

	At June 30, 2003	For the Year-ended December 31, 2002	For the Six months-ended June 30, 2002	For the Six months-ended June 30, 2003
To eliminate inter-company transaction and processing service fees	—	$(17.0)	$(5.7)	$(15.1)

To eliminate inter-company cost of services	—	(17.0)	(5.7)	(15.1)

To eliminate inter-company receivable / payable	$(2.4)

(d)	Adjustment to record the preliminary estimate of the fair value of Concord’s identifiable intangible assets and the resulting adjustments to amortization expense:

		Amortization Effect
	At June 30, 2003	For the Year-ended December 31, 2002	For the Six months-ended June 30, 2002	For the Six months-ended June 30, 2003
To reflect Concord’s intangible assets at a preliminary estimate of fair value and related amortization expense	$1,701.1	$168.8	$84.4	$84.4

To eliminate Concord’s historical intangible assets and related amortization expense	(221.3)	(32.5)	(13.4)	(19.6)

	$1,479.8	$136.3	$71.0	$64.8

To eliminate Concord’s historical conversion assistance amortization expense recorded as contra-revenue	—	—	—	(3.8)

(e)	Adjustment to eliminate the $7.8 million cash surrender value of split-dollar life insurance at June 30, 2003 and the related expense/(income) of $2.2 million, $0.2 million and $(0.2) million for the year-ended December 31, 2002 and the six-months ended June 30, 2002 and 2003, respectively. The merger agreement contemplates that all split-dollar agreements will be terminated prior to completion of the merger. Concord expects to receive a minimum of $1.6 million upon termination of the agreements. The remaining $6.2 million will either be received by Concord or retained by trusts that benefit the families of the named executives. For purposes of the unaudited pro forma condensed combined consolidated balance sheet, the $6.2 million is assumed to be paid to the trusts that benefit the families of such executives.

(f)	Adjustment to eliminate the revenues and expenses and assets and liabilities associated with Concord’s retail banking activities as this business will be terminated prior to the completion of the merger.

	At June 30, 2003	For the Year-ended December 31, 2002	For the Six months-ended June 30, 2002	For the Six months-ended June 30, 2003
To eliminate Concord’s interest income on loans held by the bank	—	$(2.5)	$(1.9)	$(0.1)

To eliminate Concord’s interest expense on deposits held by the bank	—	(3.8)	(2.4)	(0.3)

To eliminate Concord’s bank loans recognized on the balance sheet in other assets	$(0.6)

(g)	Adjustment to reflect the $80.0 million of estimated direct transaction costs, of which $10.6 million has been incurred as of June 30, 2003 and recorded in First Data’s other assets, and a corresponding reduction in interest income of $1.4 million, $0.7 million and $0.5 million for the year-ended December 31, 2002 and the six-months ended June 30, 2002 and 2003, respectively.

(h)

Adjustment to reflect the repayment of the Federal Home Loan Bank (“FHLB”) balance at June 30, 2003 of $179.9 million, and a corresponding reduction in interest income of $2.9 million, $1.3 million and $1.2 million for the year-ended December 31, 2002 and the six-months ended June 30, 2002 and 2003, respectively, and a reduction in interest expense of $8.3 million, $3.8 million and $4.0 million for the year-ended December 31, 2002 and the six-months ended June 30, 2002 and 2003, respectively. The repayment of the FHLB loan will occur upon the completion of the merger and will include a $14.8 million market value premium. The repayment premium has been reflected in the fair value of the debt (see Note 1).

(i)	Adjustment to record the income tax effect of pro forma adjustments at a combined federal and state statutory tax rate of 37.3%. The effective tax rate of the combined company will be in excess of First Data’s historical effective tax rate due to, among other potential factors, First Data’s tax exempt investment income representing a lesser portion of the combined company’s pre-tax income. First Data’s and Concord’s historical effective tax rates for 2002 were 25.9% and 35.1%, respectively.

(j)	Pro forma basic and diluted earnings per common share are based on the weighted average number of shares of First Data common stock outstanding during each period and the weighted average number of shares of Concord common stock outstanding during each period multiplied by the 0.40 exchange ratio. First Data historical and pro forma per-share amounts reflect the retroactive effect of the May 20, 2002 2-for-1 stock split that was distributed to First Data shareholders on June 4, 2002.

(k)	Adjustment to reflect the elimination of merger related transaction costs recognized by Concord.

(l)	Historical Concord cash, accounts receivable and accounts payable amounts related to settlement operations were reclassified to settlement assets and settlement liabilities.

(m)	Historical Concord interest receivable amounts were reclassified to accounts receivable.

(n)	Historical Concord capitalized and purchased software and customer conversion costs recorded in property and equipment and other assets were reclassified to other intangibles.

(o)	Historical Concord deferred tax assets were reclassified to accounts payable and other liabilities.

(p)	Adjustment to reflect an amount that will be payable by Concord on account of a change-of-control agreement with an unaffiliated third party that requires the payment of $5.0 million, plus an additional amount of $5.0 million depending on the amount of certain revenues during the six-month period immediately preceding the completion of the merger. For purposes of the unaudited pro forma condensed combined consolidated balance sheet, the $10.0 million is assumed to be paid because Concord believes that a payment of such amount is probable as of June 30, 2003.

(q)	Adjustment to goodwill:

To reflect the initial purchase price in excess of the preliminary estimate of fair value of Concord’s net assets	$4,546.2
To eliminate Concord’s historical goodwill	(265.0)

$4,281.2

(r)	Adjustment to record the $634.5 million deferred tax liability on the preliminary estimate of the fair value of identifiable intangible assets.

(s)	Adjustment to eliminate Concord’s historical stockholders’ equity and reflect the issuance of First Data common stock and granting of First Data stock options as consideration pursuant to the merger:

To reflect the issuance of First Data common stock and granting of First Data stock options	$7,099.7
To eliminate Concord’s historical stockholders’ equity	(2,078.0)

$5,021.7

CHAPTER THREE

INFORMATION ABOUT THE MEETINGS AND VOTING

The First Data board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of First Data common stock for use at the special meeting of First Data’s shareholders. The Concord board of directors is using this document to solicit proxies from the holders of Concord common stock for use at the special meeting of Concord’s shareholders.

Matters Relating to The Meetings

	First Data Meeting		Concord Meeting
Time and Place:	October 28, 2003 at 10:00 a.m. local time, at the Inverness Hotel, 200 Inverness Drive West, Englewood, Colorado 80112.		October 28, 2003 at 10:00 a.m. local time, at Colonial Country Club, 2736 Countrywood Parkway, Memphis, Tennessee 38018.

Purpose of Meeting is to Vote on the Following Items:	1.	To consider and vote on a proposal to approve the issuance of shares of First Data common stock as contemplated by an Agreement and Plan of Merger, dated as of April 1, 2003, among First Data, Monaco Subsidiary Corporation and Concord; and	1.	To adopt the merger agreement and, by doing so, approve the proposed merger; and
			2.	To transact such other business as may properly come before the special meeting and any adjournment or postponement of the special meeting.
	2.	To transact such other business as may properly come before the special meeting and any adjournment or postponement of the special meeting.

Record Date:	The record date for holders of shares entitled to vote is September 8, 2003.		The record date for holders of shares entitled to vote is September 8, 2003.

Outstanding Shares Held:	As of September 8, 2003, the record date for the First Data meeting, there were 728,845,452 shares of First Data common stock outstanding (excluding treasury stock).		As of September 8, 2003, the record date for the Concord meeting, there were 465,048,811 shares of Concord common stock outstanding (excluding treasury stock).

Shares Entitled to Vote:

Shares entitled to vote at the special meeting are First Data common stock held as of the close of business on the record date, September 8, 2003.

Each share of First Data common stock is entitled to one vote. Shares held by First Data in its treasury are not voted.

Shares entitled to vote at the special meeting are Concord common stock as of the close of business on the record date, September 8, 2003.

Each share of Concord common stock is entitled to one vote. Shares held by Concord in its treasury are not voted.

	First Data Meeting	Concord Meeting
Quorum Requirement:	A quorum of shareholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of a majority of the issued and outstanding shares entitled to vote at the meeting is a quorum.	A quorum of shareholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of a majority of the issued and outstanding shares entitled to vote at the meeting is a quorum.

Abstentions and broker non-votes count as present for establishing a quorum. Shares held by First Data in its treasury do not count toward a quorum.

A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given.

Abstentions and broker non-votes count as present for establishing a quorum. Shares held by Concord in its treasury do not count toward a quorum.

A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given.

Shares Beneficially Owned by First Data and Concord Directors and Executive Officers as of September 8, 2003

First Data directors and officers beneficially owned and had the right to vote 403,982 shares of First Data common stock on the record date. These shares represent in total less than one percent of the total voting power of First Data’s voting securities outstanding and entitled to vote.

For more information regarding beneficial ownership of First Data common stock by each current First Data director, certain executive officers of First Data and all directors and executive officers of First Data as a group, see First Data’s proxy statement used in connection with its 2003 annual meeting of shareholders, which is incorporated by reference into this document.

Concord directors and officers beneficially owned and had the right to vote 8,889,341 shares of Concord common stock on the record date. These shares represent in total 1.9% of the total voting power of Concord’s voting securities outstanding and entitled to vote.

For more information regarding beneficial ownership of Concord common stock by each current Concord director, certain executive officers of Concord and all directors and executive officers of Concord as a group, see Concord’s proxy statement used in connection with its 2003 annual meeting of shareholders, which is incorporated by reference into this document.

Vote Necessary to Approve First Data and Concord Proposals

Company	Vote Necessary*
First Data:	Approval of the proposal to issue shares of First Data common stock as contemplated by the merger agreement requires the affirmative vote of at least a majority of shares of common stock represented at the meeting and entitled to vote, assuming a quorum is present. Abstentions and broker non-votes are not counted as votes “for” or “against” the proposal and are not counted in determining the number of votes cast on the proposal.

Concord:	Adoption of the merger agreement requires the affirmative vote of at least a majority of the outstanding votes represented by the shares of Concord common stock. Abstentions and broker non-votes have the effect of a vote against the proposal.

*	Under New York Stock Exchange rules, if your broker holds your shares in its name, your broker may not vote your shares on, in the case of First Data, the proposal concerning the issuance of shares of First Data common stock as contemplated by the merger agreement, or, in the case of Concord, the proposal to adopt the merger agreement, absent instructions from you. Without your voting instructions on those items, a broker non-vote will occur.

Proxies

Submitting Your Proxy.    If you are a shareholder of record, you may vote in person by ballot at your special meeting or by submitting a proxy. We recommend you submit your proxy even if you plan to attend your special meeting. If you attend the special meeting, you may vote by ballot, which cancels any proxy previously submitted.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting.

How To Vote By Proxy

	First Data	Concord
By Mail:

If you are a shareholder of record and choose to submit your proxy by mail, please mark each proxy card you receive, date and sign it, and return it in the prepaid envelope which accompanied that proxy card.

If you are a beneficial owner, please refer to your proxy card or the information provided to you by your bank, broker, custodian or recordholder.

If you are a shareholder of record and choose to submit your proxy by mail, please mark each proxy card you receive, date and sign it, and return it in the prepaid envelope which accompanied that proxy card.

If you are a beneficial owner, please refer to your proxy card or the information provided to you by your bank, broker, custodian or recordholder.

By Telephone:	If you are a shareholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:00 a.m. (C.T.) on October 27, 2003. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. Our telephone voting procedures are designed to authenticate shareholders by using individual control numbers. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or recordholder for information on telephone voting. If you submit your proxy by telephone, please do not mail your proxy card. If you are located outside the United States, Canada and Puerto Rico, see your proxy card or other materials for additional instructions. If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone voting.	If you are a shareholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day and will be accessible until 10:00 a.m. (C.T.) on October 27, 2003. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. Our telephone voting procedures are designed to authenticate shareholders by using individual control numbers. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or recordholder for information on telephone voting. If you submit your proxy by telephone, please do not mail your proxy card. If you are located outside the United States, Canada and Puerto Rico, see your proxy card or other materials for additional instructions. If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone voting.

If you sign and date your proxy but do not make specific choices, your proxy will follow the respective board of director recommendations and vote your shares:

First Data	Concord
“FOR” the proposal to issue shares of First Data common stock as contemplated by the merger agreement	“FOR” adoption of the merger agreement

“FOR” any proposal by the First Data board of directors to adjourn the First Data meeting	“FOR” any proposal by the Concord board of directors to adjourn the Concord meeting

Revoking Your Proxy.    You may revoke your proxy at any time prior to the time your shares are voted. If you are a shareholder of record, your proxy can be revoked in several ways:

•	by timely delivery of a written revocation to your company’s secretary;

•	by submitting another valid proxy bearing a later date; or

•	by attending your special meeting and voting your shares in person.

If your shares are held in the name of your bank, broker, custodian or other recordholder, you must contact the holder of record in order to revoke your proxy.

Voting in Person.    If you are a shareholder of record and you wish to vote in person at the First Data or Concord special meeting, we will give you a ballot at the meeting. However, if your shares are held in the name of your bank, broker, custodian or other recordholder, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at your special meeting.

Proxy Solicitation.    We will each pay our own costs of soliciting proxies.

In addition to this mailing, proxies may be solicited by directors, officers or employees of First Data and Concord in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services. First Data has retained Morrow & Co., Inc. to assist in the distribution and solicitation of proxies. First Data will pay Morrow & Co., Inc. a fee of $9,000, plus reasonable expenses, for these services. Concord has retained Georgeson Shareholder Communications, Inc. to assist in the distribution and solicitation of proxies. Concord will pay Georgeson Shareholder Communications, Inc. a base fee of $25,000 (excluding fees for additional shareholder services), plus reasonable expenses, for these services.

The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay by mail or by telephone. We also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

Do not send in any stock certificates with your proxy cards. The exchange agent will mail transmittal forms with instructions for the surrender of stock certificates for Concord common stock to former Concord shareholders as soon as practicable after the completion of the merger.

Proxies for First Data Plan Participants

You will receive only one proxy card for all of your shares of First Data common stock beneficially held for you in the First Data Corporation Incentive Savings Plan (“ISP”) and Employee Stock Purchase Plan (“ESPP”). By voting your proxy in accordance with the voting instructions, you will have voted all of your shares held in the ISP and the ESPP. If you own shares of First Data common stock outside of these plans, you will receive separate proxy materials which you should complete in accordance with the instructions provided with those materials.

By completing the voting authorization for ISP shares, you instruct the trustee under the ISP to vote, in person or by proxy, all shares of First Data common stock allocated to your account under the ISP at the First Data special meeting, and at any postponement or adjournment of the meeting, in the manner specified on the proxy card. The trustee will vote the ISP shares represented by the voting authorization if properly completed and signed by you and received back by October 23, 2003. The ISP Trust Agreement instructs the trustee to vote shares of First Data common stock allocated to your ISP account for which the trustee has not received instructions from you in the same proportion on each issue as it votes those shares credited to participants’ accounts for which the trustee has received instructions from participants.

By completing the voting authorization for ESPP shares, you appoint Charles T. Fote and Michael T. Whealy, as proxies, each with the power to appoint his substitute, and authorize them to represent and to vote, as designated, all the shares of First Data common stock beneficially held by you in the ESPP on September 8, 2003, at the First Data special meeting, and at any adjournment or postponement of the meeting, in the manner specified on the proxy card. With respect to ESPP shares, the proxy, when properly executed, will be voted as directed by you. If no direction is given, the proxy will be voted “FOR” the proposal. Mr. Fote and Mr. Whealy also are authorized to vote upon such other matters as may properly come before the meeting.

Other Business; Adjournments

We are not currently aware of any other business to be acted upon at either meeting. If, however, other matters are properly brought before either meeting, or any adjourned meeting, your proxies include discretionary authority on the part of the individuals appointed to vote your shares or act on those matters according to their best judgment, including to adjourn the meeting.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, whether or not a quorum exists, without further notice other than by an announcement made at the meeting. Neither of us currently intends to seek an adjournment of our meeting.

First Data Shareholder Account Maintenance

First Data’s transfer agent is Wells Fargo Bank Minnesota, National Association. All communications concerning accounts of First Data shareholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock and similar issues can be handled by calling the First Data Investor Relations Hotline at (303) 967-6756, or by calling Wells Fargo, toll-free, at (800) 468-9716. For other information about First Data, shareholders can visit First Data’s web site at www.firstdata.com.

Concord Shareholder Account Maintenance

Concord’s transfer agent is Equiserve Trust Company, N.A. All communications concerning accounts of Concord shareholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock and similar issues can be handled by calling the Concord Investor Relations department at (302) 791-8111, or by visiting Equiserve Trust Company, N.A.’s web site at www.equiserve.com. For other information about Concord, shareholders can visit Concord’s web site at www.concordefs.com.

CHAPTER FOUR

CERTAIN LEGAL INFORMATION

COMPARISON OF FIRST DATA/CONCORD SHAREHOLDER RIGHTS

The rights of Concord shareholders under the Delaware General Corporation Law, the Concord restated certificate of incorporation and the Concord by-laws prior to the completion of the merger are similar to the rights that they will have as First Data shareholders following the completion of the merger under the Delaware General Corporation Law, the First Data second amended and restated certificate of incorporation and the First Data by-laws. Below we have summarized the material differences between the current rights of Concord shareholders and the rights those shareholders will have as First Data shareholders following the merger.

Copies of the Concord restated certificate of incorporation, the Concord by-laws, the First Data second amended and restated certificate of incorporation and the First Data by-laws are incorporated by reference and will be sent to holders of shares of Concord common stock upon request. See “Where You Can Find More Information.” The summary in the following chart is not complete and it does not identify all differences that may, under given situations, be material to shareholders and is subject in all respects, and is qualified by reference to the Delaware General Corporation Law, the Concord restated certificate of incorporation, the Concord by-laws, the First Data second amended and restated certificate of incorporation and the First Data by-laws.

	First Data Shareholder Rights	Concord Shareholder Rights
Corporate Governance:	Upon completion of the merger, the rights of First Data and former Concord shareholders will be governed by the DGCL, First Data’s second amended and restated certificate of incorporation and First Data’s by-laws. The second amended and restated certificate of incorporation and by-laws of First Data after the merger will be identical in all respects to those of First Data prior to the merger.	The rights of Concord shareholders are currently governed by the DGCL, Concord’s restated certificate of incorporation and Concord’s by-laws.

Authorized Capital Stock:	The authorized capital stock of First Data is discussed under “Description of First Data Capital Stock — Authorized Capital Stock.”	The authorized capital stock of Concord consists of 1.5 billion shares of common stock, par value $0.33 1/3 per share.

Number of Directors:

The First Data board of directors currently consists of 9 directors. The directors are divided into three classes, each class consisting as nearly as possible of one-third of the total number of directors, subject to certain exceptions included in First Data’s second amended and restated certificate of incorporation. Directors are elected for three year terms, with one class of directors up for election each year.

The Concord board of directors currently consists of 12 directors.

Under Concord’s by-laws, the number of directors shall not be fewer than one nor greater than 13, with the exact number to be determined by resolution of the board of directors or by the shareholders at the annual meeting of shareholders.

	First Data Shareholder Rights	Concord Shareholder Rights

Under First Data’s second amended and restated certificate of incorporation, the number of directors shall consist of no less than one nor more than 15, with the exact number to be determined from time to time by resolution adopted by an affirmative vote of the majority of the entire board of directors.

At or prior to the completion of the merger, First Data will expand its board of directors by one member and, immediately prior to the completion of the merger, appoint an existing Concord director (whose selection will be mutually agreed to by First Data and Concord) to fill that vacancy.

Rights of Preferred Shareholders:	First Data has not issued any of its authorized preferred stock.	Concord has not authorized or issued any preferred stock.

Nomination of Directors for Election:

First Data’s by-laws provide that nominations for directors may be made at annual meetings by the board of directors or by a shareholder who complies with the notice procedures in First Data’s by-laws. A shareholder who nominates a director must be a shareholder of record on the date that he or she gives the nomination notice to First Data and on the record date for the determination of shareholders entitled to vote at the annual meeting where the director will be voted on.

The notice procedure in First Data’s by-laws requires that a shareholder’s notice must be given timely and in proper written form to First Data’s Secretary.

In order to be timely, the notice must be delivered to or mailed and received at First Data’s principal executive offices:

Neither Concord’s restated certificate of incorporation nor its by-laws establish procedures for the nomination of directors. However, the proxy rules of the SEC state that for a shareholder proposal to be included in the annual meeting, including a proposal for the nomination of directors, notice must be given to Concord not less than 120 days before the date of the company’s proxy statement was released to shareholders in connection with the previous year’s annual meeting. If the submission is for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

• not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding year’s annual meeting; or

	First Data Shareholder Rights	Concord Shareholder Rights
• if the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the preceding year’s meeting, the shareholder’s notice must be received no later than the close of business on the tenth day following the day on which the notice of the annual meeting date was mailed to shareholders or when public disclosure of the date of the meeting was made, whichever occurred first.

To be in proper written form, the notice must include, among other things, information on the nominating shareholder and information regarding the nominee required by the proxy rules of the SEC. The notice also must be accompanied by a written consent of the proposed nominee consenting to being named as a nominee and to serving as a director if elected.

Election of Directors:	First Data’s by-laws provide that directors are elected by a plurality of the votes of shares present or represented by proxy at the meeting and entitled to vote on the election.	Concord’s by-laws provide that directors are elected by a plurality of the votes of shares present or represented by proxy at the meeting and entitled to vote on the election.

Vacancies on the Board of Directors:	First Data’s by-laws provide that vacancies of the board of directors be filled in accordance with Delaware law, except that vacancies and newly created directorships resulting from an increase in the authorized number of directors may only be filled by the vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If the board of directors fills any vacancy, the new director’s term expires at the next election for the director’s class.	Concord’s by-laws provide that vacancies of the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, although more or less than a quorum of the board of directors. If the board of directors fills a vacancy, the director’s term shall be for the remainder of the unexpired term. Where a vacancy is created by increasing the number of directors, the vacancy may be filled by the affirmative vote of a majority of the directors or at the annual meeting of shareholders or at a special meeting called for that purpose.

Removal of Directors:

First Data’s second amended and restated

certificate of incorporation states that a director may be removed only by the holders of a majority of shares of common stock then entitled to vote at an election of directors and only for cause.

Concord’s by-laws state that any director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

	First Data Shareholder Rights	Concord Shareholder Rights
Call of Special Meeting of Directors:	First Data’s by-laws allow the Chairman of the Board, the Controlling Officer or any directors to call a special meeting with notice by mail 48 hours in advance, by telephone, telegram or in person 24 hours in advance, or shorter notice where the person or persons calling the meeting deem it necessary or appropriate.	Concord’s by-laws allow the Chairman of the Board, the President or the Secretary (upon written request by any two directors) to call a special meeting on two days’ notice or a shorter period of time as would be sufficient for the convenient assembly of the directors.

Indemnification of Directors:	First Data’s second amended and restated certificate of incorporation includes an indemnification provision under which First Data is required to indemnify directors, officers, employees or agents of First Data, or those serving as such at another entity at the request of First Data, to the fullest extent permitted under Delaware law. First Data is required to pay, in advance, any expenses a director incurs in defending a civil or criminal suit, and may do the same for officers, trustees, employees or agents, as authorized by the board of directors. Directors are not personally liable to First Data or any shareholder for monetary damages for breach of fiduciary duty unless the director is liable for unlawful payment of dividends or unlawful stock purchase or redemption or unless the director breached his or her duty of loyalty, did not act in good faith, engaged in intentional misconduct or derived an improper personal benefit. These indemnity provisions survive repeal or amendment for claims arising out of periods in which the provisions were effective. Under First Data’s by-laws, First Data will indemnify each person made a party to any action, suit or proceeding as a result of being or having been a director, officer or employee of the corporation, or serving or having served as a director, trustee, officer, employee or agent to another entity at First Data’s request for expenses, judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with his or her defense of any action if:

Concord’s restated certificate of incorporation includes an indemnification provision under which Concord’s directors will not be personally liable to Concord or its shareholders for monetary damages for breach of fiduciary duties except, to the extent required by applicable law, for any breach of the director’s duty of loyalty to Concord or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends or unlawful stock purchase or redemption, or any transaction from which the director derived an improper personal benefit. Under Concord’s by-laws, Concord will indemnify against all reasonably incurred expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement), each person made or threatened to be made a party to any action, suit or proceeding as a result of being or having been a director or officer of the Concord, or serving or having served as a director, trustee, officer, employee or agent of another entity at Concord’s request. Where these actions are initiated by the individual or individuals seeking indemnification, Concord will indemnify only if the action was authorized by the Concord board of directors. In addition, Concord may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent against

	First Data Shareholder Rights	Concord Shareholder Rights

• the person acted in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of First Data; and

any expense, liability or loss, whether or not Concord would have the power to indemnify for the expense, liability or loss.

Note, however, that federal banking regulations restrict the ability of Concord to indemnify its directors and officers in connection with civil or administrative proceedings initiated by one of the federal banking agencies.

• with respect to any criminal action, the person must not have had reasonable cause to believe his or her conduct was unlawful.
However, in actions brought by First Data or in First Data’s right, First Data will not indemnify for (i) judgments, fines and amounts paid in settlement, or (ii) any expenses if the director or officer is found to be liable to First Data unless the court determines that the person fairly and reasonably is entitled to indemnity for such expenses as the court deems proper. In addition, First Data may purchase insurance for such individuals whether or not it would have the power to indemnify for such expense.

Call of Special Meetings of Shareholders:	First Data’s by-laws provide that a special meeting of First Data’s shareholders may be called by the Chairman of the Board, the Chief Executive Officer, the President, the Secretary, the Chairman of the Executive Committee or any officer at the request in writing of a majority of the board of directors. Written notice must be given not less than ten nor more than sixty days before the date of the special meeting.	Concord’s by-laws provide that a special meeting of shareholders may be called by the board of directors, the Chairman of the Board, the President or any Vice President. Written notice, stating the time and place and object of the special meeting, must be given not less than ten nor more than sixty days before the date of the special meeting. To be transacted at the meeting, any business item must have been referred to in the proper notice or supplement to the proper notice or be germane or supplementary to such business items.

Shareholders Proposals:	First Data’s by-laws provide that in order for a shareholder to bring business before the annual meeting, the shareholder must give timely notice in proper written form to First Data’s Secretary. To be timely, a shareholder’s notice must be delivered or mailed and received at First Data’s principal executive offices:

Concord’s by-laws provide that any business may be transacted at the annual meeting, irrespective of whether or not notice was provided, unless notice is required by law.

Concord’s by-laws do not provide that a shareholder may bring business before a special meeting.

	First Data Shareholder Rights	Concord Shareholder Rights

• not less than 90 days nor more than 120 days prior to the anniversary date of the previous year’s annual meeting; or

• if the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the prior year’s meeting, by the close of business on the tenth day following the date on which the notice of the annual meeting was mailed to shareholders or when public disclosure of the date of the meeting was made, whichever occurs first.

To be in proper written form, the notice must include, among other things, a brief description of the shareholder proposal and the reasons for making the proposal. The shareholder making the proposal must have been a shareholder of record on the date of the giving of this notice and on the record date for the determination of shareholders entitled to vote at the meeting.

Shareholder Action by Written Consent:	First Data’s second amended and restated certificate of incorporation prohibits shareholder action by written consent.	Delaware law and Concord’s by-laws allow for shareholder action by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. No prior notice of such action is required.

Appointment and Removal of Officers:	First Data’s by-laws provide that the officers be chosen by the board of directors. Officers shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors and all officers shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any vacancy occurring in any office shall be filled by the board of directors.	Concord’s by-laws provide that the officers shall be chosen by the board of directors. Officers shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors. Each officer shall hold office until his successor is chosen or qualified, or until his earlier resignation or removal. Any officer elected or appointed by the board of directors may be removed at any time by the board of directors.

	First Data Shareholder Rights	Concord Shareholder Rights

Anti-Takeover Provisions and Interested Shareholders:	First Data has elected not to be governed by Section 203 of the Delaware General Corporation Law in its second amended and restated certificate of incorporation.

Concord has not opted out of the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits, in certain circumstances, a business combination between the corporation and an interested shareholder for a period of three years following the time that the shareholder became an interested shareholder. An interested shareholder is (i) a person who, directly or indirectly, controls 15% or more of the outstanding voting shares or (ii) a person who is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting shares at any time within the prior three-year period, and the affiliates and associates of this person. A business combination includes (i) a merger or consolidation of the corporation with or caused by an interested shareholder, (ii) a sale or other disposition of assets having an aggregate market value equal to 10% or more of (a) the aggregate market value of the consolidated assets of the corporation or (b) the aggregate market value of the outstanding shares of the corporation and (iii) certain transactions that would increase the interested shareholder’s proportionate share ownership in the corporation.

This provision does not apply where: (i) the business combination or the transaction that resulted in the shareholder becoming an interested shareholder is approved by the corporation’s board of directors prior to the time the interested shareholder acquired his or her 15% interest; (ii) upon completion of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the outstanding voting shares of the corporation (excluding shares owned by persons who are

First Data Shareholder Rights	Concord Shareholder Rights

directors and also officers and by certain employee stock plans); (iii) the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested shareholder; (iv) the corporation does not have a class of voting shares that is listed on a national securities exchange, authorized for quotation on NASDAQ, or held of record by more than 2,000 shareholders unless any of the foregoing results from action taken, directly or indirectly, by an interested shareholder or from a transaction in which a person becomes an interested shareholder; (v) the corporation effectively elects not to be governed by this provision; or (vi) in certain other limited circumstances. Concord has not taken action to elect not to be governed by this provision.

Concord’s by-laws state that no contract or transaction between Concord and one or more of its directors or officers, or between Concord and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for conflict of interest, or solely because the director or officer is present at or participates in the meeting of the board of directors or committee of the board of directors which authorized the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Concord board of directors or

	First Data Shareholder Rights	Concord Shareholder Rights
committee of the board of directors and the transaction is then approved in good faith by the affirmative vote of a majority of the disinterested directors, even if less than a quorum, (2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote on the contract or transaction, and the contract or transaction is specifically approved in good faith by vote of these shareholders or (3) the contract or transaction is fair as to Concord as of the time it is authorized, approved or ratified by the board of directors, a committee of the board of directors or the shareholders.

Amendment to Certificate of Incorporation and By-laws:

First Data’s second amended and restated certificate of incorporation may generally be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares. However, an affirmative vote of more than 80% of the voting power of voting stock of First Data then outstanding is required to amend the prohibition of shareholder action by written consent.

First Data’s by-laws may be amended by a vote of a majority of the outstanding shares of First Data common stock or by a majority of the board of directors.

Concord’s restated certificate of incorporation may generally be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares at a special or annual meeting.

Concord’s by-laws may be amended by a majority of the outstanding shares of Concord common stock or by majority vote of the board of directors.

Shareholder Rights Plan:	None.	None.

DESCRIPTION OF FIRST DATA CAPITAL STOCK

The following summary of the terms of the capital stock of First Data before and after the merger is not meant to be complete and is qualified by reference to First Data’s second amended and restated certificate of incorporation and First Data’s by-laws. Copies of First Data’s second amended and restated certificate of incorporation and First Data’s by-laws are incorporated by reference and will be sent to shareholders of First Data and Concord upon request. See “Where You Can Find More Information.”

Authorized Capital Stock

Under its second amended and restated certificate of incorporation, First Data has the authority to issue 2,000,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. As of September 8, 2003, there were issued and outstanding 728,845,452 shares of First Data common stock (excluding treasury stock). No shares of preferred stock are currently outstanding.

First Data Common Stock

First Data Common Stock Outstanding.    The outstanding shares of First Data common stock are, and the shares of First Data common stock issued pursuant to the merger will be, duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of First Data common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of First Data preferred stock which First Data may designate and issue in the future. Shares of First Data common stock may be certificated or uncertificated, as provided by the Delaware General Corporation Law.

Voting Rights.    Each holder of First Data common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders of First Data and does not have cumulative voting rights. Accordingly, holders of a majority of the shares of First Data common stock entitled to vote in any election of directors of First Data may elect all of the directors standing for election.

Dividend Rights.    The holders of First Data common stock are entitled to receive dividends, if any, as may be declared by the First Data board of directors out of funds legally available for the payment of dividends, subject to any preferential dividend rights of outstanding First Data preferred stock. Upon the liquidation, dissolution or winding up of First Data, the holders of First Data common stock are entitled to share pro rata in the net assets of First Data available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding First Data preferred stock.

Preemptive Rights.    Under its second amended and restated certificate of incorporation, the holders of First Data common stock have no preemptive, subscription, redemption or conversion rights.

First Data Preferred Stock

First Data Preferred Stock Outstanding.    As of the date of this joint proxy statement/prospectus, no shares of First Data preferred stock were issued and outstanding.

Blank Check Preferred Stock.    Under its second amended and restated certificate of incorporation, the First Data board of directors has the authority to issue preferred stock in one or more classes or series, and to fix for each class or series the voting powers and the distinctive designations, preferences and relative, participation, optional or other special rights and such qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by the First Data board of directors providing for the issuance of such class or series as may be permitted by the Delaware General Corporation Law, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any further vote or action by the shareholders of First Data.

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, National Association, is the transfer agent and registrar for the First Data common stock.

LEGAL MATTERS

Thomas A. Rossi, Esq., First Data’s Associate General Counsel, has opined on the validity of the First Data common stock to be issued to Concord shareholders pursuant to the merger. As of August 31, 2003, Mr. Rossi beneficially owned 28,210 shares of First Data common stock. It is a condition to the completion of the merger that each of First Data and Concord receive an opinion from their respective counsel with respect to the tax treatment of the merger.

EXPERTS

The consolidated financial statements of First Data appearing in First Data’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as discussed in their report included in First Data’s Annual Report (Form 10-K) and incorporated in this joint proxy statement/prospectus by reference. Such consolidated financial statements are incorporated in this joint proxy statement/prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of First Data for the six-month periods ended June 30, 2003 and June 30, 2002, incorporated in this joint proxy statement/prospectus by reference, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in First Data’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, and incorporated in this joint proxy statement/prospectus by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act of 1933.

The consolidated financial statements of Concord appearing in Concord’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as discussed in their report included in Concord’s Annual Report (Form 10-K) and incorporated in this joint proxy statement/prospectus by reference. Such consolidated financial statements are incorporated in this joint proxy statement/prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Star Systems, Inc. and subsidiaries for the year ended December 31, 2000, not presented separately in this joint proxy statement/prospectus, have been audited by Deloitte & Touche LLP, as stated in their report included in Concord’s 2002 Annual Report on Form 10-K, and incorporated in this joint proxy statement/prospectus by reference. Such consolidated financial statements are incorporated in this joint proxy statement/prospectus by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHAPTER FIVE

ADDITIONAL INFORMATION FOR SHAREHOLDERS

FUTURE SHAREHOLDER PROPOSALS

First Data

Under the rules of the SEC, if a shareholder wants First Data to include a proposal in its proxy statement and form of proxy for presentation at First Data’s 2004 annual meeting of shareholders, the proposal must be received by First Data not later than December 9, 2003. Proposals should be directed to Michael T. Whealy, Corporate Secretary, First Data Corporation, 10825 Old Mill Road, Suite M-10, Omaha, Nebraska 68154. However, if the date of the 2004 annual meeting of shareholders is changed by more than 30 days from the date of the previous year’s meeting (May 21, 2003), then the deadline is a reasonable time before First Data begins to print and mail its proxy materials.

Under First Data’s by-laws, and as permitted by the rules of the SEC, certain procedures are provided which a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an annual meeting of shareholders. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an annual meeting of shareholders must be submitted in writing to the Corporate Secretary of First Data at the address noted above. First Data must receive the notice of your intention to introduce a nomination or proposed item of business at First Data’s 2004 annual meeting no sooner than January 22, 2004 and no later than February 21, 2004. However, if the 2004 annual meeting is not called for a date that is within 30 days before or after May 21, 2004, the shareholder notice must be received no later than the close of business on the tenth day following the day on which notice of the date of the 2004 annual meeting was mailed or public disclosure of the date of the 2004 annual meeting was made, whichever occurs first.

To be in proper written form, the notice must include, among other things, information on the nominating shareholder and information regarding the nominee required by the proxy rules of the SEC. The notice also must be accompanied by a written consent of the proposed nominee consenting to being named as a nominee and to serving as a director if elected.

Concord

Concord does not currently expect to hold a 2004 annual meeting of shareholders because Concord will not be a separate public company if the merger has been completed. If the merger is not completed and such a meeting is held, Concord shareholders may propose matters to be presented at the 2004 annual meeting of shareholders and also may nominate persons to be directors. To be considered for inclusion in Concord’s 2004 proxy statement, shareholder proposals must be delivered to Concord on or before December 23, 2003. Any shareholder proposal to be considered at the 2004 annual meeting, but not to be included in the proxy statement, must be submitted in writing by March 16, 2004 or the persons appointed as proxies may exercise their discretionary voting authority with respect to the proposal.

The Corporate Governance & Nominating Committee will review all director nominees recommended by Concord shareholders. Concord shareholders should submit recommendations for director nominees in writing to Office of the General Counsel, Concord EFS, Inc., 5775 Summer Trees Drive, Memphis, Tennessee 38134.

WHERE YOU CAN FIND MORE INFORMATION

First Data and Concord file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings also are available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

First Data has filed a registration statement on Form S-4 to register with the SEC the First Data common stock to be issued to Concord shareholders upon completion of the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of First Data in addition to being a proxy statement of First Data and Concord for their respective meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows us to “incorporate by reference” information into this joint proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

First Data SEC filings (File No. 001-11073)	Period

Annual Report on Form 10-K	Fiscal Year ended December 31, 2002

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2003 and June 30, 2003

Current Reports on Form 8-K	Filed on March 4, 2003, March 6, 2003, April 2, 2003, July 23, 2003, July 28, 2003 and August 26, 2003

Proxy Statement on Schedule 14A	Filed on April 7, 2003

The description of the rights agreement, contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the SEC for the purpose of updating this description	Filed on March 24, 1992

Concord SEC filings (File No. 001-31527)	Period

Annual Report on Form 10-K	Fiscal Year ended December 31, 2002

Quarterly Reports on Form l0-Q	Quarters ended March 31, 2003 and June 30, 2003

Current Report on Form 8-K	Filed on April 2, 2003

Proxy Statement on Schedule 14A	Filed on April 21, 2003

The description of the Concord common stock, contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the SEC for the purpose of updating this description	Filed on November 4, 2002

We also are incorporating by reference additional documents that First Data and Concord file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this joint proxy statement/prospectus and the date of the meetings.

All information contained or incorporated by reference in this joint proxy statement/prospectus relating to First Data has been supplied by First Data, and all information about Concord has been supplied by Concord.

If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this joint proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

First Data Corporation

Investor Relations Department

6200 South Quebec Street

Greenwood Village, CO 80111

(303) 967-6756

Concord EFS, Inc.

Investor Relations

1100 Carr Road

Wilmington, DE 19809

(302) 791-8111

If you are a First Data shareholder and would like to request documents from First Data, please do so by October 21, 2003 to receive them before the First Data special meeting. If you are a Concord shareholder and would like to request documents from Concord, please do so by October 21, 2003 to receive them before the Concord special meeting.

You also can get more information by visiting First Data’s web site at www.firstdata.com and Concord’s web site at www.concordefs.com. Web site materials are not part of this joint proxy statement/prospectus.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the proposals to First Data’s and Concord’s shareholders in connection with the merger, as the case may be. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated September 24, 2003. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of shares of First Data common stock as contemplated by the merger agreement shall create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

AMONG

FIRST DATA CORPORATION,

MONACO SUBSIDIARY CORPORATION

AND

CONCORD EFS, INC.

DATED AS OF APRIL 1, 2003

i

(continued)

ii

(continued)

Page
ARTICLE VIII
CONDITIONS PRECEDENT

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger	A-32
Section 8.2 Conditions to the Obligations of the Company to Effect the Merger	A-33
Section 8.3 Conditions to the Obligations of Parent and Sub to Effect the Merger	A-33

ARTICLE IX
TERMINATION AND AMENDMENT

Section 9.1 Termination	A-34
Section 9.2 Effect of Termination	A-35
Section 9.3 Amendment	A-36
Section 9.4 Extension; Waiver	A-36

ARTICLE X
GENERAL PROVISIONS

Section 10.1 Non-Survival of Representations and Warranties and Agreements	A-36
Section 10.2 Notices	A-37
Section 10.3 Counterparts	A-37
Section 10.4 Entire Agreement; No Third-Party Beneficiaries	A-38
Section 10.5 Governing Law and Venue; Waiver of Jury Trial	A-38
Section 10.6 Assignment	A-38
Section 10.7 Severability	A-38
Section 10.8 Remedies	A-39
Section 10.9 Obligations of Subsidiaries	A-39

Exhibits
Exhibit A – Form of Affiliate Letter

Disclosure Letters
Company Letter
Parent Letter

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 1, 2003 (this “Agreement”) among First Data Corporation, a Delaware corporation (“Parent”), Monaco Subsidiary Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), and Concord EFS, Inc., a Delaware corporation (the “Company”) (Sub and the Company being hereinafter collectively referred to as the “Constituent Corporations”). Except as otherwise set forth herein, capitalized (and certain other) terms used herein shall have the meanings set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have each approved the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby the issued and outstanding shares of Common Stock, par value $0.33 1/3 per share, of the Company (“Company Common Stock,” and the shares of Company Common Stock are hereinafter referred to as the “Shares”), other than Shares held directly or indirectly by Parent, Sub or the Company (other than such Shares held by Parent, Sub or the Company in a fiduciary, collateral, custodial or similar capacity), will be converted into shares of Common Stock, par value $0.01 per share, of Parent (the “Parent Shares”);

WHEREAS, the Board of Directors of the Company has determined that this Agreement is advisable to the Company’s stockholders and has recommended that the Company’s stockholders adopt this Agreement;

WHEREAS, the Board of Directors of Parent has determined that this Agreement is advisable to Parent’s stockholders and has recommended that Parent’s stockholders approve the issuance of Parent Shares in the Merger;

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Sub and the Company hereby agree as follows:

ARTICLE I

INTERPRETATION; DEFINITIONS

Section 1.1    Interpretation; Definitions.    When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the phrase “made available” shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

As used in this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms. Any agreement referred to below shall mean such agreement as amended, supplemented or modified from time to time to the extent permitted by the applicable provisions thereof and by this Agreement.

“Acquisition Agreement” shall have the meaning set forth in Section 6.2(a).

“Affiliate” shall have the meaning as defined in Rule 12b-2 under the Exchange Act.

“Agreement” means this Agreement and Plan of Merger among Parent, Sub and the Company.

“Alliance” shall mean any venture (in any form, including in corporate, partnership or limited liability company form) or contractual alliance between Parent or any of its Affiliates and one or more third parties (i) pursuant to which any such third party venturer or party has the contractual or other legal right to block major actions by such venture or contractual alliance or (ii) to whom Parent or any of its Affiliates owe a fiduciary duty.

“Applicable Law” means all applicable laws, statutes, orders, rules, regulations and all applicable legally binding policies or guidelines promulgated, or judgments, decisions or orders entered, by any Governmental Entity.

“Bank Act” means the Bank Holding Company Act of 1956, as amended, together with the rules and regulations promulgated thereunder.

“Bank Regulatory Authorities” means one or more of the following: the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Colorado Division of Banking or the Tennessee Department of Financial Institutions.

“Benefit Plan” means any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, restricted stock, phantom stock, stock appreciation or other equity-based compensation, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, program or arrangement providing compensation or benefits to or in respect of any current or former employee, officer or director of the Company or Parent, as the case may be, or any of their respective Subsidiaries.

“Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Certificates” shall have the meaning set forth in Section 3.3(b).

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Company Common Stock” shall have the meaning set forth in the first recital provision of this Agreement.

“Company Filed SEC Documents” means the documents (but excluding the exhibits thereto) filed by the Company with the SEC and publicly available since December 31, 2000 and prior to the execution of this Agreement.

“Company Letter” means the letter from the Company to Parent dated the date hereof, which letter relates to this Agreement and is designated therein as the Company Letter.

“Company Material Contract” shall have the meaning set forth in Section 4.18.

“Company Permits” shall have the meaning set forth in Section 4.9(a).

“Company SEC Documents” shall have the meaning set forth in Section 4.6.

“Company Stock Options” shall have the meaning set forth in Section 4.3.

“Company Stock Plans” shall have the meaning set forth in Section 4.3.

“Company Stockholder Approval” shall have the meaning set forth in Section 7.3(a).

“Company Stockholders Meeting” shall have the meaning set forth in Section 7.3(a).

“Compensation Commitments” shall have the meaning set forth in Section 4.13(a).

“Confidentiality Agreement” shall have the meaning set forth in Section 7.4.

“Constituent Corporations” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Contract” shall mean any written or oral agreement, contract, commitment, lease, license, contract, note, bond, mortgage, indenture, arrangement or other instrument or obligation.

“Current Premium” shall have the meaning set forth in Section 7.9(b).

“D&O Insurance” shall have the meaning set forth in Section 7.9(b).

“DGCL” means the General Corporation Law of the State of Delaware.

“Effective Time” shall have the meaning set forth in Section 2.3.

“Environmental Law” means any federal, state, local or foreign statute, law, regulation, order, decree, permit, authorization, common law or legally binding agency requirement relating to: (i) the protection, investigation or restoration of the environment, health, safety or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations promulgated thereunder.

“ERISA Benefit Plan” means a Benefit Plan which is also an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or which is also an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.3(a).

“Exchange Fund” shall have the meaning set forth in Section 3.3(a).

“Exchange Ratio” shall have the meaning set forth in Section 3.2(c).

“Extended End Date” shall have the meaning set forth in Section 9.1(i).

“Goldman Sachs” shall have the meaning set forth in Section 4.21.

“Governmental Entity” means any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational, including the Bank Regulatory Authorities.

“Hazardous Substance” means (i) any substance that is listed, classified, regulated or for which liability is imposed pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; and (iii) any other substance which is the subject of regulatory action by any Government Entity in connection with any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Person” shall have the meaning set forth in Section 7.9(a).

“Intellectual Property Rights” shall have the meaning set forth in Section 4.15.

“IRS” means the Internal Revenue Service.

“J.P. Morgan” shall have the meaning set forth in Section 5.18.

“Key Customers” shall have the meaning set forth in Section 4.17.

“Knowledge” shall mean the actual knowledge of the directors or executive officers of the Company or the directors or executive officers of Parent, as the case may be.

“Liens” means any pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

“Material Adverse Change” or “Material Adverse Effect” means, when used in connection with the Company or Parent, as the case may be, any effect, change or development that, individually or in the aggregate, with other effects, changes or developments, is, or would reasonably be expected to be, material and adverse to the financial condition, business, operations or results of operations of the Company and its Subsidiaries taken as a whole, or Parent and its Subsidiaries taken as a whole, as the case may be; provided, however, that to the extent any effect, change or development is caused by or results from any of the following, it shall not be taken into account in determining whether there has been (or would reasonably be expected to be) a “Material Adverse Change” and “Material Adverse Effect”: (A) the announcement of the execution of this Agreement or the performance of obligations under this Agreement, (B) factors affecting the economy or financial markets as a whole or generally affecting the payment services industry, except to the extent the Company or Parent, as the case may be, is materially and adversely affected in a disproportionate manner as compared to other comparable participants in such industry, (C) failure to meet analyst financial forecasts of the Company or Parent, as the case may be, in and of itself, or the trading price of the Company Common Stock or Parent Shares, as the case may be, in and of itself (it being understood that the facts or occurrences giving rise or contributing to any such effect, change or development which affects or otherwise relates to the failure to meet analyst financial forecasts or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Change or Material Adverse Effect), and (D) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting the United States of America or any part thereof. The parties hereto agree and understand that, for the avoidance of doubt, a criminal indictment or criminal information or similar proceeding or action against a party or its Subsidiaries or against any of their respective officers or directors relating to actions within the scope of the party’s business or an SEC enforcement action, or SEC formal investigation that is not resolved by the earlier of 90 days after its commencement or the Extended End Date (such period being an “Investigation Period”), of a party, its Subsidiaries or their respective officers or directors relating to actions within the scope of the party’s business will constitute a Material Adverse Effect or Material Adverse Change with respect to the party. The parties hereto further agree and understand that, for the avoidance of doubt, for purposes of Section 8.2(a) and 8.3(a), during any Investigation Period, the party not subject to (and whose Subsidiaries and their respective officers and directors are not subject to) such investigation shall not be required to consummate the transactions contemplated by this Agreement.

“Merger” shall have the meaning set forth in the first recital provision of this Agreement.

“Merrill Lynch” shall have the meaning set forth in Section 5.18.

“NYSE” means the New York Stock Exchange, Inc.

“Order” shall have the meaning set forth in Section 8.1(b).

“Parent” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Parent Filed SEC Documents” means the documents (but excluding the exhibits thereto) filed by Parent with the SEC and publicly available since December 31, 2000 and prior to the execution of this Agreement.

“Parent Letter” means the letter from Parent to the Company dated the date hereof, which letter relates to this Agreement and is designated therein as the Parent Letter.

“Parent Options” shall have the meaning set forth in Section 7.2(b).

“Parent Permits” shall have the meaning set forth in Section 5.9(a).

“Parent Preferred Stock” shall have the meaning set forth in Section 5.3(a).

“Parent SEC Documents” shall have the meaning set forth in Section 5.6.

“Parent Share Issuance” means the issuance of the Parent Shares upon conversion of the Shares pursuant to Section 3.2(c).

“Parent Shares” shall have the meaning set forth in the first recital provision of this Agreement.

“Parent Stock Equivalents” shall have the meaning set forth in Section 5.3(a).

“Parent Stock Incentive Plans” shall have the meaning set forth in Section 5.3(a).

“Parent Stock Options” shall have the meaning set forth in Section 5.3(a).

“Parent Stockholder Approval” shall have the meaning set forth in Section 7.3(a).

“Parent Stockholders Meeting” shall have the meaning set forth in Section 7.3(a).

“Person” means any person, employee, individual, corporation, limited liability company, partnership, trust, or any other non-governmental entity or any governmental or regulatory authority or body.

“Proxy Statement” shall have the meaning set forth in Section 4.8.

“Registration Statement” shall have the meaning set forth in Section 4.8.

“SEC” means the Securities and Exchange Commission.

“Sarbanes-Oxley” shall have the meaning set forth in Section 4.9(b).

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Shares” shall have the meaning set forth in the first recital provision of this Agreement.

“Significant Subsidiary” of any Person means a Subsidiary of such Person that would constitute a “significant subsidiary” of such Person within the meaning of Rule 1.02(v) of Regulation S-X as promulgated by the SEC.

“Stock Equivalents” shall have the meaning set forth in Section 4.3.

“Stockholders Meetings” shall have the meaning set forth in Section 7.3(a).

“Sub” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Subsidiary” or “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Superior Proposal” shall have the meaning set forth in Section 6.2(a).

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Takeover Proposal” shall have the meaning set forth in Section 6.2(a).

“Tax” and “Taxes” means (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity, and (ii) any liability of the Company or any Subsidiary for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation of the Company or any Subsidiary under any tax sharing arrangement or tax indemnity arrangement.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax including any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Fee” shall have the meaning set forth in Section 9.2(b).

“Transfer Taxes” shall have the meaning set forth in Section 7.7.

“William Blair” shall have the meaning set forth in Section 4.21.

ARTICLE II

THE MERGER

Section 2.1    The Merger.    Upon the terms and subject to the conditions hereof, and in accordance with the DGCL, Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with the DGCL.

Section 2.2    Closing.    The closing of the Merger will take place at 10:00 a.m. on a date mutually agreed to by Parent and the Company, which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VIII (the “Closing Date”), at the offices of Sidley Austin Brown & Wood, Bank One Plaza, 10 South Dearborn Street, Chicago, Illinois 60603, unless another date, time or place is agreed to by the parties hereto.

Section 2.3    Effective Time.    The Merger shall become effective when a Certificate of Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, is duly filed with the Secretary of State of the State of Delaware, or at such other time as Sub and the Company shall agree should be specified in the Certificate of Merger. When used in this Agreement, the term “Effective Time” shall mean the later of the date and time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time established by the Certificate of Merger. The filing of the Certificate of Merger shall be made as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in Article VIII.

Section 2.4    Effects of the Merger.    The Merger shall have the effects set forth in the DGCL.

Section 2.5    Certificate of Incorporation and Bylaws; Officers and Directors.

(a)    The Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by the DGCL.

(b)    The Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided by the Restated Certificate of Incorporation of the Surviving Corporation or by the DGCL.

(c)    The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the next annual meeting of stockholders (or the earlier of their resignation or removal) and until their respective successors are duly elected and qualified, as the case may be.

(d)    The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be.

ARTICLE III

EFFECT OF THE MERGER ON THE STOCK OF THE CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.1    Effect on Stock.    As of the Effective Time, by virtue of the Merger and without any action on the part of any of Sub, the Company or the holders of any securities of the Constituent Corporations, the capital stock of the Constituent Corporations shall be treated as set forth in this Article III and in accordance with the terms of this Agreement.

Section 3.2    Conversion.    (a)    Capital Stock of Sub.    Each issued and outstanding share of capital stock of Sub shall be converted into and become one validly issued, fully paid and nonassessable share of Common Stock, $0.33 1/3 par value, of the Surviving Corporation.

(b)    Treasury Stock and Parent Owned Stock.    Each Share that is held by the Company or by any wholly owned Subsidiary of the Company and each Share that is held by Parent, Sub or any other wholly owned Subsidiary of Parent (other than such Shares held by Parent, Sub or the Company in a fiduciary, collateral, custodial or similar capacity, which will be converted pursuant to Section 3.2(c)) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)    Conversion of Shares.    Each Share issued and outstanding (other than Shares to be cancelled in accordance with Section 3.2(b)) shall be converted into 0.40 of a duly authorized, validly issued, fully paid and non-assessable Parent Share (the “Exchange Ratio”). As of the Effective Time, all such Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired, and each holder of a certificate formerly representing any such Shares shall cease to have any rights with respect thereto, except the right to receive any dividends or distributions in accordance with Section 3.3(c), certificates representing the Parent Shares into which such Shares are converted and any cash, without interest, in lieu of fractional shares to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 3.3(d).

Section 3.3    Exchange of Certificates.    (a)    At the Effective Time, Parent shall deposit, or shall cause to be deposited, with Wells Fargo Bank Minnesota, National Association or with a banking or other financial institution selected by Parent and reasonably acceptable to the Company (and on terms reasonably acceptable to the Company) (the “Exchange Agent”), for the benefit of the holders of Shares, for exchange in accordance with this Article III, certificates representing the Parent Shares to be issued in connection with the Merger and an amount of cash sufficient to permit the Exchange Agent to make the necessary payments of cash in lieu of fractional shares (such cash and certificates for Parent Shares, together with any dividends or distributions with respect thereto (relating to record dates for such dividends or distributions after the Effective Time), being hereinafter referred to as the “Exchange Fund”) to be issued pursuant to Section 3.2 and paid pursuant to this Section 3.3 in exchange for outstanding Shares.

(b)    Exchange Procedure.    As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented Shares (the “Certificates”) (i) a letter of transmittal (which shall be in customary form and specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the consideration (and any unpaid distributions and dividends) contemplated by Section 3.2 and this Section 3.3, including cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive promptly in exchange therefor (x) a certificate representing that number of whole Parent Shares and (y) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions with respect to the Parent Shares as provided for in Section 3.3(c), if any, that such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article III, after giving effect to any required withholding Tax. No interest will be paid or accrued on the cash payable to holders of Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of Parent Shares, together with a check for the cash to be paid pursuant to this Section 3.3 may be issued to such a transferee if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the transferee shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(c)    Dividends.    No dividends or other distributions declared with a record date after the Effective Time on Parent Shares shall be paid with respect to any Shares represented by a Certificate until such Certificate is surrendered for exchange as provided herein or a Person claiming a Certificate to be lost, stolen or destroyed has complied with the provisions of Section 3.6. Promptly following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole Parent Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Parent Shares and not paid, less the amount of any withholding Taxes which may be required thereon, and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Parent Shares, less the amount of any withholding Taxes which may be required thereon. Parent will, no later than the applicable dividend or distribution payment dates, provide the Exchange Agent with the cash necessary to make the payments contemplated by this Section 3.3(c).

(d)    No Fractional Securities.    No fractional Parent Shares shall be issued pursuant hereto. In lieu of the issuance of any fractional share of Parent Shares, cash adjustments will be paid to holders in respect of any fractional share of Parent Shares that would otherwise be issuable, and the amount of such cash adjustment shall be equal to the product obtained by multiplying such stockholder’s fractional share of Parent Shares that would otherwise be issuable by the closing price per share of Parent Shares on the New York Stock Exchange Composite Tape on the Closing Date as reported by The Wall Street Journal (Northeast edition) (or, if not reported thereby, any other authoritative source).

(e)    No Further Ownership Rights in Shares.    All Parent Shares issued upon the surrender for exchange of Certificates in accordance with the terms of this Article III (including any cash paid pursuant to this Section 3.3) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article III.

(f)    Termination of Exchange Fund.    Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Parent Shares) which remains undistributed to the holders of Shares for six months after the Effective Time may be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article III and the instructions set forth in the letter of transmittal mailed to such holders after the Effective Time shall thereafter look only to Parent or its agent (subject to abandoned property, escheat or other similar laws) for payment of their Parent Shares, cash and unpaid dividends and distributions on Parent Shares deliverable in respect of each Share such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(g)    No Liability.    None of Parent, Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 3.4    Tax Consequences.    It is intended by the parties hereto that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the parties hereto adopt this Agreement as a “plan of reorganization” for such purposes.

Section 3.5    Adjustment of Exchange Ratio.    In the event that Parent changes or establishes a record date for changing the number of Parent Shares issued and outstanding as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination or similar transaction with respect to the outstanding Parent Shares and the record date therefor shall be prior to the Effective Time, the Exchange Ratio applicable to the Merger and any other calculations based on or relating to Parent Shares shall be appropriately adjusted to reflect such stock split, stock dividend, recapitalization, subdivision, reclassification, combination or similar transaction.

Section 3.6    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Parent Shares, any cash in lieu of fractional shares of Parent Shares to which the holders thereof are entitled pursuant to Section 3.3(b) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(c).

Section 3.7    Further Assurances.    If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties, permits, licenses or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Sub as follows, except as set forth in the Company Letter or as disclosed in the Company Filed SEC Documents (it being understood that any matter set forth in the Company Filed SEC Documents shall be deemed to qualify any representation or warranty in this Article IV only to the extent that the description of such matter in the Company Filed SEC Documents would be reasonably inferred to be a qualification with respect to such representation or warranty):

Section 4.1    Organization.    The Company and each of its Subsidiaries are duly organized, validly existing and in good standing under the laws of the jurisdiction of their respective organization and have requisite power and authority to carry on their respective businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries are duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of their respective businesses or the ownership or leasing of their respective properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on the Company. The Company has delivered to Parent complete and correct copies of its Restated Certificate of Incorporation and Bylaws and has made available to Parent the charter and bylaws (or similar organizational documents) of each of its Significant Subsidiaries.

Section 4.2    Subsidiaries.    As of the date of this Agreement, Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC, is a true, accurate and complete statement in all material respects of all of the information required to be set forth therein by Regulation S-K as promulgated by the SEC. All of the outstanding shares of capital stock of each Significant Subsidiary of the Company that is a corporation have been validly issued and are fully paid and nonassessable. All of the outstanding shares of capital stock of each Subsidiary of the Company are owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, free and clear of all Liens. Except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, limited liability company or other entity which is material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.3    Capital Structure.    The authorized capital stock of the Company consists of 1,500,000,000 Shares. At the close of business on March 28, 2003, (i) 486,483,143 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no Shares were held by the Company in its treasury, (iii) 58,239,379 Shares were reserved for issuance pursuant to outstanding options to purchase Company Common Stock (options to purchase Company Common Stock being “Company Stock Options”) granted under the Company’s 2002 Stock Option Plan, the Company’s 1993 Incentive Stock Option Plan and the Star Systems, Inc. 2000 Equity Incentive Plan (together, and each as amended, the “Company Stock Plans”) and (iv) 34,717,849 Shares were reserved for the grant of additional awards under the Company Stock Plans. As of the close of business on March 28, 2003, except as set forth above, no Shares were issued, reserved for issuance or outstanding, no Company Stock Options have been granted and there are not any phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of the Company (“Stock Equivalents”). Since March 28, 2003 and on or prior to the date of this Agreement, except for the exercise of any Company Stock Options referred to in clause (iii) above, the Company has not issued any Shares or made any grant of awards under the Company Stock Plans or authorized or entered into any Contract to do any of the foregoing. There are no outstanding stock appreciation rights with respect to the capital stock of the Company. Each outstanding Share is, and each Share which may be issued pursuant to the Company Stock Plans will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Other than the Company Common Stock, there are no other authorized classes of capital stock of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s stockholders may vote. Except as set forth above, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Significant Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Significant Subsidiaries to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of capital stock, Company Stock Options or other voting securities or Stock Equivalents of the Company or of any of its Significant Subsidiaries or obligating the Company or any of its Significant Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Significant Subsidiaries. There are no outstanding agreements to which the Company, its Significant Subsidiaries or any of their respective officers or directors is a party concerning the voting of any capital stock of the Company or any of its Significant Subsidiaries.

Section 4.4    Authority.    On or prior to the date of this Agreement, the Board of Directors of the Company unanimously approved this Agreement, declared this Agreement and the Merger advisable to the Company and its stockholders, resolved to recommend the approval and adoption of this Agreement by the Company’s stockholders and directed that this Agreement be submitted to the Company’s stockholders for approval and adoption (all in accordance with the DGCL). The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to adoption by the Company’s stockholders of this Agreement, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to adoption by the Company’s stockholders of this Agreement. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

Section 4.5    Consents and Approvals; No Violations.    Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, the HSR Act, the DGCL, the laws applied by the Bank Regulatory Authorities, state takeover laws and foreign and supranational laws relating to antitrust and anticompetition clearances, and except as may be required in connection with the Taxes described in Section 7.7, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Restated Certificate of Incorporation or Bylaws of the Company or of the similar organizational documents of any of its Subsidiaries, (ii) require any filing or registration with, or permit, authorization, consent or approval of, any Governmental Entity on the part of the Company or any of its Subsidiaries, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets, except in the case of clauses (ii), (iii) and (iv) for failures, violations, breaches or defaults that would not have a Material Adverse Effect on the Company.

Section 4.6    SEC Documents and Other Reports.    The Company has timely filed with the SEC all documents required to be filed by it since December 31, 2000 under the Securities Act or the Exchange Act (the “Company SEC Documents”). As of their respective filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed, and at the time filed with the SEC none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

Section 4.7    Absence of Material Adverse Change.    Since December 31, 2002, the Company and its Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course, and there has not been (i) any Material Adverse Change with respect to the Company, (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock, (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iv) any change in accounting methods, principles or practices by the Company, (v) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries which is not covered by insurance or (vi) any material amendment of any of the Benefit Plans of the Company or any of its Subsidiaries other than amendments in the ordinary course.

Section 4.8    Information Supplied.    None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in Parent’s registration statement on Form S-4 (together with any amendments or supplements thereto, the “Registration Statement”), pursuant to which Parent Shares issuable in the Merger will be registered, or the joint proxy statement/prospectus (together with any amendments or supplements thereto, the “Proxy Statement”) relating to the Stockholders Meetings, will, in the case of the Registration Statement, at the time it becomes effective, and, in the case of the Proxy Statement, at the time it is first mailed to the stockholders of the Company or Parent and at the time of the Stockholders Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication by the Company with respect to the solicitation of proxies for the Stockholders Meetings which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Sub or any of their representatives specifically for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in the Proxy Statement but which should have been disclosed by Parent pursuant to Section 5.8.

Section 4.9    Compliance with Laws; Permits.    (a)    The businesses of the Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations that would not have a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not have a Material Adverse Effect on the Company, and, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the suspension or cancellation of any of the Company Permits would not have a Material Adverse Effect on the Company.

(b)    The Company and each of its officers and directors have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act or the Exchange Act (“Sarbanes-Oxley”) and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. The Company has previously disclosed to Parent any of the information required to be disclosed by the Company and certain of its officers to the Company’s Board of Directors or any committee thereof pursuant to the certification requirements contained in Form 10-K and Form 10-Q under the Exchange Act. From the period beginning January 1, 2000 through the enactment of Sarbanes-Oxley, neither the Company nor any of its Affiliates made any loans to any executive officer or director of the Company equal to or in excess of $60,000. Since the enactment of Sarbanes-Oxley, neither the Company nor any of its Affiliates has made any loans to any executive officer or director of the Company.

(c)    Each executive officer and director of the Company has complied with all Applicable Laws in connection with or relating to actions within the scope of the Company’s business, except where the failure to comply would not have a Material Adverse Effect on the Company. No executive officer or director of the Company is a party to or the subject of any pending or threatened suit, action, proceeding or investigation by any Governmental Entity that would have a Material Adverse Effect on the Company, except as disclosed in the Company Filed SEC Documents.

Section 4.10    Tax Matters.    (a)    (i) The Company and each of its Subsidiaries has timely filed (after taking into account any extensions to file properly obtained) all Tax Returns required to be filed by them either on a separate or combined or consolidated basis, except where the failure to timely file would not have a Material Adverse Effect on the Company; (ii) all such Tax Returns are complete and accurate in all respects, except where the failure to be complete or accurate would not have a Material Adverse Effect on the Company; (iii) each of the Company and its Subsidiaries has duly and timely paid all Taxes that are required to be paid, and all Taxes which the Company or any Subsidiary is required to withhold or collect for payment have been duly withheld or collected and paid to the appropriate Governmental Entity, except where the failure to do so would not have a Material Adverse Effect on the Company; (iv) no deficiencies for any Taxes have been asserted, proposed or assessed against the Company or any of its Subsidiaries that have not been fully paid or otherwise fully settled, except for deficiencies asserted, proposed or assessed which, if fully paid, would not have a Material Adverse Effect on the Company; and (v) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to any material Taxes or, to the extent related to material Taxes, agreed to any extensions of time with respect to a Tax assessment or deficiency, in each case to the extent such waiver or agreement is currently in effect, (vi) with respect to all tax years ending on or before December 31, 1998, the Tax Returns referred to in clause (i), to the extent related to federal income, or material state, local or foreign income or franchise, Taxes, have been examined by the IRS or the appropriate state, local or foreign Taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (vii) as of the date of this Agreement, there are no material audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (viii) there are no material Liens relating to Taxes on any of the assets of the Company or any of its Subsidiaries, except for Liens relating to current Taxes not yet due and payable or relating to Taxes that are being contested in good faith, (ix) neither the Company nor any predecessor to the Company has made with respect to the Company, or any predecessor of the Company, any consent under Section 341 of the Code, (x) during the last three years, none of the Company or any of its Subsidiaries has been a party to any transaction (other than a transaction described in Section 355(e)(2)(C) of the Code) treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local or foreign law) applied, (xi) neither the Company nor any Subsidiary has ever been a member of a group of corporations filing Tax Returns on a consolidated, combined or unitary basis other than the group, if any, of which it is currently a member and (xii) except in the case of any transaction or arrangement that could not reasonably be expected to affect the Tax or other liability of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has been a party to, or a promoter or organizer of, any “tax shelter” or similar transaction (including, without limitation, any transaction or arrangement a principal purpose of which was the reduction of federal income taxes or any so-called “listed transaction” identified by the IRS).

(b)    No payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will be, as a direct or indirect result of the transactions contemplated by this Agreement (or under Section 280G of the Code and the Treasury Regulations thereunder be presumed to be) a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder, without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future.

(c)    Neither the Company nor any of its Affiliates has taken or agreed to take any action that, to the Knowledge of the Company, will (or will be reasonably likely to) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. To the Knowledge of the Company, the representations set forth in the Company Tax Certificate attached to the Company Letter, if made on the date hereof (assuming the Merger were consummated on the date hereof and based on reasonable estimates in the case of certain information not available on the date hereof), would be true and correct in all material respects.

Section 4.11    Liabilities.    Since December 31, 2002, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities or obligations incurred in the ordinary course of business since December 31, 2002 and liabilities or obligations which would not have a Material Adverse Effect on the Company.

Section 4.12    Litigation.    As of the date of this Agreement, there is no suit, action, proceeding or investigation pending against the Company or any of its Subsidiaries that would have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree that would have a Material Adverse Effect on the Company.

Section 4.13    Benefit Plans.    (a)    Item 4.13(a) of the Company Letter sets forth a true and complete list of each material Benefit Plan (including each ERISA Benefit Plan) maintained by the Company or any of its Subsidiaries. Except as required by law, neither the Company nor any of its Subsidiaries has adopted or amended in any material respect any Benefit Plan since the date of the most recent audited financial statements included in the Company Filed SEC Documents. None of the Company, its Subsidiaries or any trade or business which has been, during the six-year period preceding the date hereof, treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code has during such time contributed to any ERISA Benefit Plan that is a “multiemployer plan” (as defined in Section 3(37) of ERISA) or maintained any ERISA Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code. As of the date of this Agreement there exist no material agreement, commitment, understanding, plan, policy or arrangement of any kind, whether written or oral, with or for the benefit of any current or former officer or director (“Compensation Commitments”). Neither the Company nor any of its Subsidiaries maintains or contributes to any employee benefit plans, programs or arrangements or employs any employees outside of the United States.

(b)    With respect to each Benefit Plan listed in Item 4.13(a) of the Company Letter, correct and complete copies, where applicable, of the following documents have been made available to Parent: (i) all Benefit Plan documents and amendments, trust agreements and insurance and annuity contracts and policies, (ii) the most recent IRS determination letter or opinion letter if the Benefit Plan is intended to satisfy the requirements for Tax favored treatment pursuant to Sections 401-417 of the Code, (iii) the Annual Reports (Form 5500 Series) and accompanying schedules, as filed, for the three most recently completed plan years, (iv) any discrimination or coverage tests performed during the last two (2) plan years and (v) the current summary plan description. True and complete copies of all written Compensation Commitments and of all related insurance and annuity policies and contracts and other documents with respect to each Compensation Commitment have been made available to Parent.

(c)    Each Benefit Plan listed in Item 4.13(a) of the Company Letter which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS that such plan is so qualified under the Code or has been established pursuant to a prototype plan that has received a favorable opinion letter from the IRS, and no circumstance exists which might cause such plan to cease being so qualified except for any circumstance that would not have a Material Adverse Effect on the Company. Each Benefit Plan listed in Item 4.13(a) of the Company Letter complies and has been maintained in all respects with its terms and all requirements of law and regulations applicable thereto, and there has been no notice issued by any Governmental Entity questioning or challenging such compliance, except for any noncompliance or other circumstance that would not have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Benefit Plan or Compensation Commitment, and neither the Company nor any of its Subsidiaries has any Knowledge of any material plan defect which would qualify for correction under any such program. There is no dispute, arbitration, grievance, action, suit or claim (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened involving such Benefit Plans or the assets of such plans. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement. The Company does not have any obligations under any welfare plans or otherwise to provide health or death benefits to or in respect of former employees of the Company, except as specifically required by the continuation requirements of Part 6 of Title I of ERISA or applicable state law. The Company has no liability on account of (i) any violation of the health care requirements of Part 6 of Title I of ERISA or Section 4980B of the Code, (ii) under Section 502(i) or Section 502(l) of ERISA or Section 4975 of the Code, (iii) under Section 302 of ERISA or Section 412 of the Code or (iv) under Title IV of ERISA, except in the case of clauses (i) or (ii) for any circumstance that would not have a Material Adverse Effect on the Company. No amounts will become payable as a result of the Merger for which the Company or any of its Subsidiaries will bear any liability.

(d)    Prior to the date hereof, the Company has terminated (it being understood that such terminations may be conditioned upon the consummation of the Merger) all split dollar agreements to which the Company or any of its Subsidiaries was a party (including obtaining consents to such terminations by the executives who are parties to such agreements) without making or agreeing to make any payment of any amounts by the Company to any Person or waiving or agreeing to waive any rights.

Section 4.14    Environmental Matters.    Except for matters that would not have a Material Adverse Effect on the Company: (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws; (ii) no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance which contamination could reasonably be expected to require remediation pursuant to any Environmental Law; (iii) to the Knowledge of the Company, no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership or operation which contamination could reasonably be expected to require remediation pursuant to any Environmental Law; (iv) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is liable for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vi) neither the Company nor any of its Subsidiaries is subject to any written order, decree, injunction or indemnity with any Governmental Entity or any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and (vii) to the Knowledge of the Company, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law. Sections 4.5 and 4.14 set forth the sole representations and warranties of the Company with respect to environmental or workplace health or safety matters, including all matters arising under Environmental Laws.

Section 4.15    Intellectual Property.    The Company and its Subsidiaries own or have a valid right to use all patents, trademarks, trade names, service marks, domain names, copyrights, and any applications and registrations therefor, technology, trade secrets, know-how, computer software and tangible and intangible proprietary information and materials (collectively, “Intellectual Property Rights”) as are necessary in connection with the business of the Company and its Subsidiaries, taken as a whole, except where the failure to so own or have a valid right to use such Intellectual Property would not have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party, except where such infringement, misappropriation or violation would not have a Material Adverse Effect on the Company. No third party infringes, misappropriates or violates any Intellectual Property Rights owned or exclusively licensed by or to the Company or any of its Subsidiaries, except where such infringement, misappropriation or violation would not have a Material Adverse Effect on the Company.

Section 4.16    Banking; Credit Card Associations.    The Company is registered as a financial holding company pursuant to the Bank Act and satisfies all eligibility requirements for financial holding companies set forth thereunder, except where the failure to satisfy such eligibility requirements would not have a Material Adverse Effect on the Company. None of the operations of the Company, any of its Subsidiaries or any of their respective businesses are being conducted in violation of the Bank Act or any other law applied by the Bank Regulatory Authorities, except for possible violations that would not have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries owns or controls, directly or indirectly or acting in concert with others, more than 5% of the voting stock of any insured depository institution. Neither the Company nor any of its Subsidiaries is in default under or in violation of any provisions of the rules and regulations of VISA U.S.A., Inc., VISA International, Inc., MasterCard International, Inc. and any successor organizations or associations, except where such default or violation would not have a Material Adverse Effect on the Company.

Section 4.17    Customers.    Item 4.17 of the Company Letter sets forth a list (without specifying the identity of any customer listed thereon) for the twelve months ended December 31, 2002 of the top 25 revenue producing network services customers and the top 25 revenue producing payment services customers, in each case of the Company and its Subsidiaries (collectively, the “Key Customers”), including the amount of revenue received from such Key Customers for the twelve months ended December 31, 2002. Since January 1, 2002 there has been no actual or, to the Knowledge of the Company, threatened termination, cancellation or limitation of, or any modification or change in, the business relationship of the Company or any of its Subsidiaries with any one or more of the Key Customers, other than as would not have a Material Adverse Effect on the Company. To the Knowledge of the Company, there exists no present condition or state of facts or circumstances involving any Key Customer and their relationships with the Company or any of its Subsidiaries which would have a Material Adverse Effect on the Company or prevent the conduct of its business after the consummation of the transactions contemplated by this Agreement in essentially the same manner in which such business has heretofore been conducted.

Section 4.18    Material Contracts.    Except as filed as exhibits to the Company Filed SEC Documents prior to the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) or (ii) materially limits or otherwise materially restricts the Company or any of its Subsidiaries or that would, after the Effective Time, materially limit or otherwise materially restrict Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or any successor thereto, from engaging or competing in any material line of business in any geographic area or that contains most favored nation pricing provisions or exclusivity or non-solicitation provisions with respect to customers. Each Contract of the type described in this Section 4.18, whether or not set forth in Item 4.18 of the Company Letter, is referred to herein as a “Company Material Contract.” Neither the Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not have a Material Adverse Effect on the Company or, after giving effect to the Merger, Parent. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any standstill or similar agreement with any Person which relates to any transaction that could constitute a Takeover Proposal.

Section 4.19    Required Vote of Company Stockholders.    The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock approving this Agreement is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement.

Section 4.20    State Takeover Statutes.    The action of the Board of Directors of the Company in approving the Merger and this Agreement is sufficient to render inapplicable to Parent, Sub, the Merger and this Agreement the provisions of Section 203 of the DGCL. To the Knowledge of the Company, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s Restated Certificate of Incorporation or Bylaws is, or at the Effective Time will be, applicable to the Company, the Company Common Stock, the Parent Shares, Parent, Sub or the Merger.

Section 4.21    Brokers.    No broker, investment banker, financial advisor or other Person, other than William Blair & Company, L.L.C. (“William Blair”) and Goldman, Sachs & Co. (“Goldman Sachs”), the fees and expenses of which will be paid by the Company (and are reflected in an agreement between William Blair and the Company and an agreement between Goldman Sachs and the Company, complete copies of which have been furnished to Parent), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 4.22    Opinions of Financial Advisors.    The Company has received the opinions of William Blair and Goldman Sachs to the effect that, as of the date thereof, the Exchange Ratio is fair to the Company’s holders of the Company Common Stock from a financial point of view.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub represent and warrant to the Company as follows, except as set forth in the Parent Letter or as disclosed in the Parent Filed SEC Documents (it being understood that any matter set forth in the Parent Filed SEC Documents shall be deemed to qualify any representation or warranty in this Article V only to the extent that the description of such matter in the Parent Filed SEC Documents would be reasonably inferred to be a qualification with respect to such representation or warranty):

Section 5.1    Organization.    Parent and each of its Significant Subsidiaries are duly organized, validly existing and in good standing under the laws of the jurisdiction of their respective organization and have the requisite corporate power and authority to carry on their respective businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect on Parent. Parent and each of its Significant Subsidiaries are duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of their respective businesses or the ownership or leasing of their respective properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent. Parent has delivered to the Company complete and correct copies of its Second Amended and Restated Certificate of Incorporation and By-laws and the Certificate of Incorporation and By-laws of Sub.

Section 5.2    Subsidiaries.    As of the date of this Agreement, Exhibit 21 to Parent’s Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC, is a true, accurate and complete statement in all material respects of all of the information required to be set forth therein by Regulation S-K as promulgated by the SEC. All of the outstanding shares of capital stock of each Significant Subsidiary of Parent that is a corporation have been validly issued and are fully paid and nonassessable. All of the outstanding shares of capital stock of each Subsidiary of Parent are owned by Parent, by one or more Subsidiaries of Parent or by Parent and one or more Subsidiaries of Parent, free and clear of all Liens. Except for the capital stock of its Subsidiaries, Parent does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, limited liability company or other entity which is material to the business of Parent and its Subsidiaries, taken as a whole.

Section 5.3    Capital Structure.    (a)    The authorized capital stock of Parent consists of 2,000,000,000 Parent Shares and 10,000,000 shares of Preferred Stock, par value $1.00 per share (“Parent Preferred Stock”). At the close of business on March 28, 2003, (i) 747,788,465 Parent Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights, (ii) 150,125,817 Parent Shares were held by Parent in its treasury, (iii) 65,769,847 Parent Shares were reserved for issuance pursuant to outstanding options to purchase Parent Shares (options to purchase Parent Shares being “Parent Stock Options”) granted under Parent’s 2002 Long-Term Incentive Plan, 1992 Long-Term Incentive Plan or 1993 Directors’ Stock Option Plan (together with Parent’s Employee Stock Purchase ESPP, the “Parent Stock Incentive Plans”), (iv) 61,985,645 Parent Shares were reserved for the grant of additional awards under the Parent Stock Incentive Plans and (v) no shares of Parent Preferred Stock were issued and outstanding. As of the date of this Agreement, except as set forth above, no Parent Shares were issued, reserved for issuance or outstanding, no Parent Stock Options have been granted and there are not any phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Parent (“Parent Stock Equivalents”). Since March 28, 2003 and on or prior to the date of this Agreement, except for the exercise of any Parent Stock Options referred to in clause (iii) above, Parent has not issued any Parent Shares or made any grant of awards under the

Parent Stock Incentive Plans or authorized or entered into any Contract to do any of the foregoing. There are no outstanding stock appreciation rights with respect to the capital stock of Parent. Each outstanding Parent Share is, and each Parent Share which may be issued pursuant to Parent Stock Incentive Plans will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Other than the Parent Shares and the Parent Preferred Stock, there are no other authorized classes of capital stock of Parent. Other than Parent’s 4 7/8% Convertible Notes due 2005 and 2% Senior Convertible Contingent Debt Securities due 2008, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which Parent’s stockholders may vote. Other than the warrants held by iFormation Group Holdings, LP and an Affiliate of J.P. Morgan & Chase Co. and as set forth above, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Parent or any of its Significant Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Significant Subsidiaries to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of capital stock, Parent Stock Options or other voting securities or Parent Stock Equivalents of Parent or of any of its Significant Subsidiaries or obligating Parent or any of its Significant Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of Parent or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its Significant Subsidiaries. There are no outstanding agreements to which Parent, its Significant Subsidiaries or any of their respective officers or directors is a party concerning the voting of any capital stock of Parent or any of its Significant Subsidiaries.

(b)    The authorized capital stock of Sub consists solely of 1000 shares of common stock, par value $0.01 per share, of which, as of the date hereof, 100 were issued and outstanding. All outstanding shares of common stock of Sub have been duly authorized and validly issued and are fully paid and nonassessable, free of any preemptive or other similar right. Sub does not own any securities.

Section 5.4    Authority.    On or prior to the date of this Agreement, the Boards of Directors of Parent and Sub approved this Agreement and the Parent Share Issuance, resolved to recommend the Parent Share Issuance to its stockholders for approval and directed that the Parent Share Issuance be submitted to its stockholders for approval. Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and, subject to approval by Parent’s stockholders of the issuance of Parent Shares in the Merger, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Sub and the consummation by Parent and Sub of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Sub, subject to approval by Parent’s stockholders of the issuance of Parent Shares in the Merger. This Agreement has been approved by Parent as the sole stockholder of Sub. This Agreement has been duly executed and delivered by each of Parent and Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes the valid and binding obligation of each of Parent and Sub enforceable against it in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

Section 5.5    Consents and Approvals; No Violations.    Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, the HSR Act, the DGCL, the laws applied by the Bank Regulatory Authorities, state takeover laws and foreign and supranational laws relating to antitrust and anticompetition clearances, and except as may be required in connection with the Taxes described in Section 7.7, neither the execution, delivery or performance of this Agreement by Parent or Sub nor the consummation by Parent or Sub of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Second Amended and Restated Certificate of Incorporation or By-laws of Parent, the Certificate of Incorporation or By-laws of Sub or of the similar organizational documents of any of Parent’s Subsidiaries, (ii) require any filing or registration with, or permit, authorization, consent or approval of, any Governmental Entity on the part of Parent or any of Parent’s Subsidiaries, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, Sub, any of its Significant Subsidiaries or any of their properties or assets, except in the case of clauses (ii), (iii) and (iv) for failures, violations, breaches or defaults that would not have a Material Adverse Effect on Parent.

Section 5.6    SEC Documents and Other Reports.    Parent has timely filed with the SEC all documents required to be filed by it since December 31, 2000 under the Securities Act or the Exchange Act (the “Parent SEC Documents”). As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed, and at the time filed with the SEC none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

Section 5.7    Absence of Material Adverse Change.    Since December 31, 2002, with respect to Parent and its Subsidiaries, there has not been (i) any Material Adverse Change with respect to Parent, (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock, other than with respect to the payment of quarterly dividends, (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iv) any change in accounting methods, principles or practices by Parent.

Section 5.8    Information Supplied.    None of the information supplied or to be supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement, will, in the case of the Registration Statement, at the time it becomes effective, and, in the case of the Proxy Statement, at the time it is first mailed to the stockholders of the Company or Parent or at the time of the Stockholders Meetings, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication by Parent or Sub with respect to the solicitation of proxies for the Stockholders Meetings which has become false or misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference in the Registration Statement or the Proxy Statement based on information supplied by the Company or any of its representatives specifically for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in the Registration Statement or Proxy Statement but which should have been disclosed by the Company pursuant to Section 4.8.

Section 5.9    Compliance with Laws; Permits.    (a)    The businesses of Parent and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations that would not have a Material Adverse Effect on Parent. Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not have a Material Adverse Effect on Parent, and, as of the date of this Agreement, no suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where the suspension or cancellation of any of the Parent Permits would not have a Material Adverse Effect on Parent.

(b)    Parent and each of its officers and directors have complied in all material respects with (i) the applicable provisions of Sarbanes-Oxley and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Parent has previously disclosed to the Company any of the information required to be disclosed by Parent and certain of its officers to Parent’s Board of Directors or any committee thereof pursuant to the certification requirements contained in Form 10-K and Form 10-Q under the Exchange Act. From the period beginning January 1, 2000 through the enactment of Sarbanes-Oxley, neither Parent nor any of its Affiliates made any loans to any executive officer or director of Parent equal to or in excess of $60,000. Since the enactment of Sarbanes-Oxley, neither Parent nor any of its Affiliates has made any loans to any executive officer or director of Parent.

(c)    Each executive officer and director of Parent has complied with all Applicable Laws in connection with or relating to or actions within the scope of Parent’s business, except where the failure to comply would not have a Material Adverse Effect on Parent. No executive officer or director of Parent is a party to or the subject of any pending or threatened suit, action, proceeding or investigation by any Governmental Entity that would have a Material Adverse Effect on Parent, except as disclosed in the Parent Filed SEC Documents.

Section 5.10    Parent Shares.    All of the Parent Shares issuable in exchange for Shares in the Merger in accordance with this Agreement have been duly authorized and will be, when so issued, validly issued, fully paid and non-assessable and free of preemptive or other similar rights. The issuance of such Parent Shares will be registered under the Securities Act and registered or exempt from registration under applicable state securities laws. The Parent Shares that will become subject to options to purchase Parent Shares pursuant to Section 7.2(a) have been duly authorized. Upon payment to Parent of the appropriate exercise price, those Parent Shares will be validly issued, fully paid and nonassessable.

Section 5.11    Reorganization.    Neither Parent nor any of its Affiliates has taken or agreed to take any action that, to the Knowledge of Parent, will (or will be reasonably likely to) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. To the Knowledge of Parent, the representations set forth in the Parent Tax Certificate attached to the Parent Letter, if made on the date hereof (assuming the Merger were consummated on the date hereof and based on reasonable estimates in the case of certain information not available on the date hereof), would be true and correct in all material respects.

Section 5.12    Litigation.    As of the date of this Agreement, there is no suit, action, proceeding or investigation pending against Parent or any of its Subsidiaries that would have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree that would have a Material Adverse Effect on Parent.

Section 5.13    Parent Benefit Plans.    Except for any circumstance that would not have a Material Adverse Effect on Parent: (i) each ERISA Benefit Plan of Parent has been maintained and operated in substantial compliance with its terms, the applicable requirements of the Code and ERISA and the regulations issued thereunder; (ii) no material litigation or asserted claims against Parent exist with respect to any such ERISA Benefit Plan other than claims for benefits in the normal course of business; and (iii) no such ERISA Benefit Plan is a “multi-employer plan” as such term is defined in Section 3(37) of ERISA. With respect to each ERISA Benefit Plan of Parent which is subject to Title IV of ERISA or Section 412 of the Code, no accumulated funding deficiencies under Title IV of ERISA or the Code have been incurred or are reasonably likely to be incurred by Parent or by any trade or business that together with the Parent would be deemed a “single employer” under Section 414 of the Code (an “ERISA Affiliate”), except for any potential liability which would not have a Material Adverse Effect on Parent or any ERISA Affiliate.

Section 5.14    Liabilities.    Since December 31, 2002, neither Parent nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities or obligations incurred in the ordinary course of business since December 31, 2002 and liabilities or obligations which would not have a Material Adverse Effect on Parent.

Section 5.15    Interim Operations of Sub.    Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no business or other activities, has incurred no liabilities or obligations, other than as contemplated hereby, and will conduct its activities only as contemplated hereby.

Section 5.16    State Takeover Statutes.    To the Knowledge of Parent, other than the provisions of Section 203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in Parent’s Second Amended and Restated Certificate of Incorporation or Bylaws is, or at the Effective Time will be, applicable to the Parent Shares, Parent, Sub or the Merger.

Section 5.17    Required Vote of Parent Stockholders.    The affirmative vote of the holders of a majority of the Parent Shares represented at the Parent Stockholder Meeting (provided that at least a majority of the Parent Shares are represented in person or by proxy at such meeting) approving the issuance of Parent Shares in the Merger is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement.

Section 5.18    Brokers.    No broker, investment banker, financial advisor or other Person, other than Merrill Lynch & Co. (“Merrill Lynch”) and J.P. Morgan Securities, Inc. (“J.P. Morgan”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

Section 5.19    Opinions of Financial Advisor.    Parent has received the opinions of each of Merrill Lynch and J.P. Morgan to the effect that, as of the date of such opinions, the Exchange Ratio is fair to Parent from a financial point of view.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1    Conduct of Business Pending the Merger.

(a)    Conduct of Business by the Company Pending the Merger.    During the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, except as expressly contemplated by this Agreement and the Company Letter or as required by any Applicable Law, in all material respects carry on its business in the ordinary course and, to the extent consistent therewith, use reasonable best efforts to preserve its business organization substantially intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement and the Company Letter or as required by any Applicable Law, during such period, the Company shall not, and shall not permit any of its Subsidiaries or other controlled entities to, without the prior written consent of Parent or its designated advisors (not to be unreasonably withheld or delayed):

(i)    (A)    amend the Company’s Restated Certificate of Incorporation or the Company’s Bylaws; (B) other than in the case of any direct or indirect wholly owned Subsidiary, split, combine or reclassify its outstanding shares of capital stock; (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock other than dividends or distributions from its direct or indirect wholly owned Subsidiaries; and (D) except in connection with the Company Stock Plans, repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(ii)    (A)    issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class (other than (x) the issuance of shares of Company Common Stock and Company Stock Options to employees of the Company or any of its Subsidiaries pursuant to Company Stock Plans as set forth in Item 6.1(a)(ii)(A) of the Company Letter, (y) Shares issuable under Company Stock Options outstanding as of the date of this Agreement or (z) the issuance by any direct or indirect wholly owned Subsidiary of the Company of its capital stock to the Company or another wholly owned Subsidiary of the Company); (B) other than products or services sold in the ordinary course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets; (C) incur or modify any indebtedness (other than  (i) indebtedness existing solely between the Company and its wholly owned Subsidiaries or between such wholly owned Subsidiaries or (ii) incremental indebtedness to the extent such incremental indebtedness, together with all other indebtedness of the Company and its Subsidiaries, is materially consistent with the historical debt-to-equity ratio of the Company and its Subsidiaries, taken as a whole (adjusting for the sale of the demand deposits of EFS National Bank to Union Planters Bank, N.A. pursuant to that certain Agreement to Purchase Assets and Assume Liabilities dated November 14, 2002)); (D) make or authorize or commit to any capital expenditures (other than as set forth in Item 6.1(a)(ii)(D) of the Company Letter or which, individually, is not in excess of $250,000 and, in the aggregate, are not in excess of $10,000,000); (E) by any means, make any purchase or acquisition (including by way of merger or other business combination) of, or investment in (i) the capital stock of or other interest in, any other Person other than a wholly owned Subsidiary of the Company or  (ii) except in the ordinary course of business consistent with past practice, assets of any other Person (other than, in the case of clauses (i) and (ii), (x) consummation of an acquisition publicly announced prior to the date of this Agreement or (y) acquisitions (including acquisitions of additional non-publicly traded equity interests in any Person in which the Company or any of its Subsidiaries owns any equity interest) that individually involve aggregate consideration not exceeding $10,000,000); and (F) make any loans, advances or capital contributions to any other Person (other than to the Company or any of its wholly owned Subsidiaries) outside of the ordinary course of business;

(iii)    except as required by the terms of this Agreement, (A) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Benefit Plans or Compensation Commitments, (B) increase the compensation of any officer or any other employee earning annual compensation of more than $200,000 (other than pursuant to Contracts currently in force and previously disclosed to Parent) and (C) hire any employee at a compensation level expected to be more than $200,000 a year;

(iv)    other than as required in Section 6.1(a)(v), pay, discharge, settle, compromise or satisfy any material claims, liabilities or other obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice or in accordance with their terms existing on the date hereof, or waive, release or assign any material rights or claims other than in the ordinary course of business consistent with past practice;

(v)    pay, discharge, settle, compromise or satisfy (i) any litigation or claims not related to the matters set forth in Item 6.1(a)(v) of the Company Letter (other than in the ordinary course of business) or (ii) any of the matters set forth in Item 6.1(a)(v) of the Company Letter;

(vi)    modify, amend or terminate any material Contracts (including any Company Material Contract), if such modification, amendment or termination would be materially adverse to the Company, other than (i) customer Contracts or (ii) Contracts entered in the ordinary course of business consistent with past practice;

(vii)    implement or adopt any change in its accounting principles or accounting practices, in all cases other than as may be required by a change in generally accepted accounting principles or as recommended by the Company’s outside auditors;

(viii)    prepare or file any Tax Return inconsistent in any material respect with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(ix)    enter into any Contract that would restrict, after the Effective Time, Parent and its Subsidiaries (other than the Company and its Subsidiaries) with respect to engaging or competing in any line of business or in any geographic area;

(x)    enter into any Contract that would restrict, after the Effective Time, the Company and its Subsidiaries with respect to (A) engaging or competing in any of Parent’s core businesses or in any geographic area or (B) pricing, to the extent such Contract contains a provision which restricts pricing in any of Parent’s core businesses;

(xi)    enter into any material Contract that contains a change of control provision which would be applicable to the Merger or the transactions contemplated by this Agreement;

(xii)    take any action or omit to take any action that would reasonably be expected to cause any of its representations and warranties herein to become untrue, such that the condition set forth in Section 8.3(a) would fail to be satisfied; or

(xiii)    authorize or enter into any Contract to do any of the foregoing.

(b)    Conduct of Business by Parent Pending the Merger.    During the period from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement or as required by any Applicable Law, during such period, Parent shall not, and shall not permit any of its Subsidiaries or other controlled entities to, without the prior written consent of the Company (not to be unreasonably withheld or delayed):

(i)    make any change in or amendment to Parent’s Second Amended and Restated Certificate of Incorporation that changes any material term or provision of the Parent Shares;

(ii)    make any material change in or amendment to Sub’s Certificate of Incorporation;

(iii)    engage in any recapitalization, restructuring or reorganization with respect to Parent’s capital stock, including by way of any extraordinary dividend on, or other extraordinary distributions with respect to, Parent’s capital stock;

(iv)    take any action or omit to take any action that would reasonably be expected to cause any of its representations and warranties herein to become untrue, such that the condition set forth in Section 8.2(a) would fail to be satisfied;

(v)    enter into any agreement to acquire or purchase (whether by merger, acquisition of equity or assets, joint venture or otherwise) any Person or any interest in any Person if such acquisition or purchase would cause a material delay in or prevent the receipt of any antitrust or competition law approval necessary for the consummation of the Merger, unless prior to taking such action Parent reasonably determines that such action would not be reasonably expected to cause such effect; or

(vi)    authorize or enter into any Contract to do any of the foregoing;

provided, however, that to the extent the restrictions provided in clauses (iv), (v) and (vi) apply to any Alliance, the obligations of Parent or any of its Subsidiaries or other controlled entities with respect to such restrictions shall be subject to applicable fiduciary duties and contractual restrictions with respect to such Alliance; and provided further that, unless it has received the prior written consent of the Company (not to be unreasonably withheld or delayed), Parent shall, and shall cause its Subsidiaries and other controlled entities to (to the extent it may do so under applicable fiduciary duties, contractual restrictions and Applicable Law), vote any voting equity interest it holds in any Alliance against any proposal by any Alliance to take any of the actions referred to in clauses (iv), (v) and (vi).

Section 6.2    No Solicitation.    (a) As of the date hereof, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it or its Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal which constitutes, any Takeover Proposal, (ii) enter into any letter of intent or agreement related to any Takeover Proposal other than a confidentiality agreement (each, an “Acquisition Agreement”) or (iii) participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or that would reasonably be expected to lead to, any Takeover Proposal; provided, however, that if, at any time prior to the Company Stockholders Meeting, and without any breach of the terms of this Section 6.2(a), the Company receives a Takeover Proposal from any Person that in the good faith judgment of the Company’s Board of Directors is, or is reasonably likely to lead to the delivery of, a Superior Proposal, the Company may (x) furnish information (including non-public information) with respect to the Company to any such Person pursuant to a confidentiality agreement containing confidentiality provisions no more favorable to such Person than those in the Confidentiality Agreement and (y) participate in negotiations with such Person regarding such Takeover Proposal. For purposes of this Agreement, “Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent and its Affiliates) relating to any direct or indirect acquisition or purchase of 25% or more of the assets of the Company and its Subsidiaries or 25% or more of the voting power of the capital stock of the Company or the capital stock of such Subsidiaries then outstanding, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 25% or more of the voting power of the capital stock of the Company or the capital stock of such Subsidiaries then outstanding, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions with Parent and Sub contemplated by this Agreement. For purposes of this Agreement, a “Superior Proposal” means any bona fide Takeover Proposal made by any Person (other than Parent and its Affiliates) to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the voting power of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in good faith would, if consummated, result in a transaction that would, or would be reasonably likely to, be more favorable to the stockholders of the Company (taking into account such factors as the Company’s Board of Directors in good faith deems relevant, including the identity of the offeror and all legal, financial, regulatory and other aspects of the proposal, including the terms of any financing and the likelihood that the transaction will be consummated) than the transactions contemplated hereby.

(b)    Except as set forth in Section 9.1(e), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement; (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal; or  (iii) authorize or permit the Company or any of its Subsidiaries to enter into any Acquisition Agreement.

(c)    Nothing contained in this Section 6.2 shall prohibit the Company from complying with Rules 14d-9 or 14e-2 promulgated under the Exchange Act with respect to a Takeover Proposal.

(d)    The Company agrees that it and its Subsidiaries shall, and the Company shall direct its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Persons with respect to any Takeover Proposal. The Company agrees that it will notify Parent promptly (but no later than 24 hours) if, to the Company’s Knowledge, any Takeover Proposal is received by, any information is requested from, or any discussions or negotiations relating to a Takeover Proposal are sought to be initiated or continued with, the Company, its Subsidiaries, or their officers, directors, employees, representatives or agents. The notice shall indicate the name of the Person making such Takeover Proposal or taking such action and the material terms and conditions of any proposals or offers, and thereafter the Company shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with any Takeover Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

Section 6.3    Disclosure of Certain Matters; Delivery of Certain Filings.    The Company shall promptly advise Parent orally and in writing if there exists a material breach of a representation or warranty contained herein or if there occurs, to the Knowledge of the Company, any change or event which results in the executive officers of the Company having a good faith belief that such change or event has resulted in, or is reasonably likely to result in, a material breach of a representation or warranty contained herein. Parent shall promptly advise the Company orally and in writing if there exists a material breach of a representation or warranty contained herein or if there occurs, to the Knowledge of Parent, any change or event which results in the executive officers of Parent having a good faith belief that such change or event has resulted in, or is reasonably likely to result in, a material breach of a representation or warranty contained herein. The Company shall provide to Parent, and Parent shall provide to the Company, copies of all filings made by the Company or Parent, as the case may be, with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

Section 6.4    Conduct of Business of Sub Pending the Merger.    During the period from the date of this Agreement through the Effective Time, Sub shall not engage in any activity or incur any liabilities or obligations of any nature except as expressly provided in or contemplated by this Agreement.

Section 6.5    NYSE Listing.    Promptly after the date of this Agreement, Parent shall use its reasonable best efforts to cause the Parent Shares issuable in the Merger to be approved for listing on the NYSE, subject to official notice of issuance.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1    Employee Benefits.    (a)    Parent agrees that, following the Effective Time, the employees of the Company and its Subsidiaries will be eligible to participate in the employee benefit plans of Parent on substantially the same terms and conditions of similarly situated employees of Parent or its Subsidiaries, as applicable. Parent will cause such employee benefit plans to take into account for purposes of benefit accrual, eligibility and vesting thereunder service by employees of the Company and its Subsidiaries as if such service were with Parent to the same extent that such service was credited under a comparable plan of the Company; provided, however, that, notwithstanding anything herein to the contrary, such employees shall not receive such credit for purposes of determining Service Related Contributions under the First Data Incentive Savings Plan or any defined benefit plan maintained by Parent or any of its Affiliates and provided, further, that with respect to those employees of the Company who are, prior to the Effective Time, eligible for and receiving a fifty percent (50%) employer matching contribution between 3% and 6% of such employee’s compensation under the Company’s 401(k) Plan (the “Employer Match”), following the Effective Time Parent shall increase the compensation of such employees in an amount to compensate such employees given that their participation in the First Data Incentive Savings Plan following the Effective Time will not allow for the Employer Match. Any restriction on coverage for pre-existing conditions or requirement for evidence of insurability under the employee benefit plans of Parent shall be waived, and employees of the Company and its Subsidiaries shall receive credit under the employee benefit plans of Parent for co-payments and payments under a deductible limit made by them and for out-of-pocket maximums applicable to them during the plan year of the applicable Benefit Plan of the Company or any such Subsidiary in accordance with the corresponding employee benefit plans of Parent, provided that the amounts of such co-payments and payments and out-of-pocket maximums as of the Closing Date with respect to such employees shall be provided by the Company to Parent on the Closing Date. Parent shall, and shall cause the Surviving Corporation to, honor all binding compensation and employee benefit obligations to current and former employees under the Benefit Plans of the Company and its Subsidiaries and, to the extent set forth in the Company Letter, all employee severance plans (or policies) in existence on the date hereof and set forth in the Company Letter and all employment or severance agreements entered into by the Company or adopted by the Board of Directors of the Company prior to the date hereof and, in each case, previously disclosed to Parent. The severance benefits to be provided by Parent to employees of the Company and its Subsidiaries after the Effective Time shall be substantially as set forth in the Severance Plan attached in Item 7.1 of the Parent Letter.

(b)    Nothing in this Agreement shall be interpreted as limiting the power of the Surviving Corporation or Parent to amend or terminate any particular Benefit Plan or Compensation Commitment or any other particular employee benefit plan, program, agreement or policy or as requiring the Surviving Corporation or Parent to offer to continue the employment of any employee of the Company or its Subsidiaries for any period of time or to offer to continue (other than as required by its written terms) any Compensation Commitment.

(c)    Prior to the Effective Time, the Company’s Board of Directors shall adopt resolutions terminating the Company’s 401(k) Plan effective immediately prior to the Effective Time. After the Effective Time, employees of the Company and its Subsidiaries shall be entitled to elect to roll over any distributions they are eligible to receive from the Company’s 401(k) Plan (including outstanding loans) to the First Data Corporation Incentive Savings Plan.

(d)    The Company may implement a retention plan (the “Retention Plan”) for the benefit of those employees of the Company and its Subsidiaries selected by the Compensation Committee of the Board of Directors of the Company, which Retention Plan shall involve aggregate benefits to such employees equal to $10,000,000 (the “Retention Plan Amount”); provided, however, that not less than seventy-five percent (75%) of such retention benefits shall be in the form of cash and the remaining portion of such retention benefits shall be in the form of Parent Stock Options (the value of which shall be determined by the Black-Scholes valuation model on the date of grant) which shall be granted within 90 days after the Closing Date; and provided, further, that the allocation of such benefits among such employees shall be proposed by the Compensation Committee of the Board of Directors of the Company and shall be subject to the approval of Parent (which shall not be unreasonably withheld); and provided, further, that up to fifty percent (50%) of the Retention Plan Amount (consisting of cash) shall be payable to such employees on the Closing Date and the remaining portion of the Retention Plan Amount shall be payable no earlier than the six month anniversary of the Closing Date.

Section 7.2    Options.    (a)    As of the Effective Time, each outstanding Company Stock Option, whether or not exercisable and whether or not vested, under the Company Stock Plans, shall be converted into an option to purchase Parent Shares. Each Company Stock Option so converted shall be exercisable upon the same terms and conditions as under the applicable Company Stock Plan and the applicable option agreement issued thereunder, except that (i) each Company Stock Option shall vest and become immediately exercisable at the Effective Time, (ii) each such Company Stock Option shall be exercisable for that whole number of Parent Shares (rounded to the nearest whole share) equal to the number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the option price per Parent Share shall be an amount equal to the option price per Share subject to such Company Stock Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the option price per share, as so determined, being rounded to the nearest whole cent).

(b)    Parent shall (i) on or prior to the Effective Time, reserve for issuance the number of Parent Shares that will become subject to options to purchase Parent Shares (“Parent Options”) pursuant to Section 7.2(a), (ii) from and after the Effective Time, upon exercise of the Parent Options in accordance with the terms thereof, make available for issuance all Parent Shares covered thereby, (iii) at the Effective Time, assume the Company Stock Plans, with the result that all obligations of the Company under the Company Stock Plans, including with respect to Company Stock Options outstanding, at the Effective Time, shall be obligations of Parent following the Effective Time, and (iv) as promptly as practicable after the Effective Time, issue to each holder of an outstanding Company Stock Option a document evidencing the foregoing assumption by Parent.

(c)    Promptly after the Effective Time, Parent shall file a registration statement on Form S-8 under the Securities Act covering the Parent Shares issuable upon the exercise of Parent Options created upon the assumption by Parent of Company Stock Options under Section 7.2(a), and will maintain the effectiveness of such registration, and the current status of the prospectus contained therein, until the exercise or expiration of such Parent Options. Parent shall use reasonable best efforts to cause the Parent Shares issuable upon the exercise of Parent options created upon the assumption by Parent of Company Stock Options under Section 7.2(a) to be approved for listing on the NYSE promptly after the Effective Time.

Section 7.3    Stockholder Approval; Preparation of Proxy Statement; Other Actions.    (a)    As soon as practicable following the date of this Agreement, each of the Company and Parent will duly call, give notice of, convene and hold meetings of their respective stockholders (including any adjournments or postponements thereof, the “Company Stockholders Meeting” and the “Parent Stockholders Meeting”, respectively, and collectively, the “Stockholders Meetings”) for the purpose, in the case of the Company, of obtaining approval of the Agreement (“Company Stockholder Approval”) and, in the case of Parent, of obtaining approval of the issuance of Parent Shares in the Merger (“Parent Stockholder Approval”). Parent and the Company will use their reasonable best efforts to hold the Parent Stockholders Meeting and the Company Stockholders Meeting on the same date. The Company shall, through its Board of Directors (but subject to the right of the Company to terminate this Agreement as set forth in Section 9.1(e)), recommend to its stockholders that the Company Stockholder Approval be given. Parent shall, through its Board of Directors, recommend to its stockholders that the Parent Stockholder Approval be given. This Agreement shall be submitted to the Company’s stockholders at the Company Stockholders Meeting whether or not the Board of Directors of the Company determines at any time that this Agreement is no longer advisable and recommends that stockholders reject it.

(b)    The Company and Parent shall promptly prepare and file with the SEC the Proxy Statement and Parent shall prepare (in consultation with the Company) and file with the SEC the Registration Statement which will include the Proxy Statement as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. As promptly as practicable after the Registration Statement shall have become effective and the Proxy Statement shall have been cleared by the SEC, each of Parent and the Company shall use reasonable best efforts to distribute the Proxy Statement to its respective stockholders.

(c)    No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement, and no correspondence with the SEC with respect thereto, will be made by Parent or the Company without providing the other party the opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Parent and the Company.

(d)    Each of the Company and Parent each shall use commercially reasonable efforts to cause to be delivered a letter of its independent auditors, dated (i) the date two business days prior to the date on which the Registration Statement shall become effective and (ii) the Closing Date, and addressed to the other party and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

Section 7.4    Access to Information.    Upon reasonable notice and subject to the terms of the Confidentiality Agreement, dated as of February 18, 2003, between the Company and Parent, as the same may be amended, supplemented or modified (the “Confidentiality Agreement”), each of Company and Parent shall, and shall cause each of its respective Subsidiaries to, afford to the other party, and its respective officers, employees, accountants, counsel and other representatives all reasonable access, during normal business hours during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments and records and, during such period, each of Company and Parent shall (and shall cause each of its respective Subsidiaries to) make available to the other party or its designated advisors (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal or state securities laws or the federal Tax laws and (b) all other information concerning its business, properties and personnel as the other party may reasonably request. Subject to Applicable Law, the Company further agrees to, and shall direct its Subsidiaries to, reasonably assist and cooperate with Parent in any integration planning to take effect after consummation of the Merger. In the event of a termination of this Agreement for any reason, each party shall promptly return or destroy, or cause to be returned or destroyed, all nonpublic information so obtained from the other party or any of its Subsidiaries.

Section 7.5    Fees and Expenses.    Except as provided in this Section 7.5, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses (other than attorneys’ and accounting fees and expenses) incurred in relation to the printing and filing of the Proxy Statement (including any related preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

Section 7.6    Public Announcements; Employee Communications.    Parent and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Applicable Law, fiduciary duties or by obligations pursuant to any listing agreement with any national securities exchange.

Section 7.7    Transfer Taxes.    The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable by the Company, Parent or Sub in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax, “Transfer Taxes”). All Transfer Taxes shall be paid by the Company and expressly shall not be a liability of any holder of Company Common Stock.

Section 7.8    State Takeover Laws.    If any “fair price” or “control share acquisition” statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, Parent, Sub and the

Company shall use reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 7.9    Indemnification; Directors and Officers Insurance.    (a)    To the fullest extent permitted by Applicable Law, for a period of not less than six years from the Effective Time (or, in the case of matters occurring at or prior to the Effective Time that have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved), Parent shall cause the Surviving Corporation to honor and indemnify under, and shall itself honor and indemnify under as if it were the Surviving Corporation, all rights to indemnification or exculpation (including rights relating to advancement of expenses and indemnification rights to which such persons are entitled because they are serving as a director, officer, agent or employee of another entity at the request of the Company or any of its Subsidiaries), existing in favor of a director, officer, employee or agent (an “Indemnified Person”) of the Company or any of its Subsidiaries as provided in the Restated Certificate of Incorporation of the Company, the Bylaws of the Company or any indemnification agreement (copies of which agreements, if any, have been furnished to Parent prior to the date of this Agreement), in each case, as in effect on the date of this Agreement, and relating to actions or events through the Effective Time; provided, however, that the Surviving Corporation shall not be required to indemnify any Indemnified Person in connection with any proceeding (or portion thereof) to the extent involving any claim initiated by such Indemnified Person unless the initiation of such proceeding (or portion thereof) was authorized by the Board of Directors of the Company or unless such proceeding is brought by an Indemnified Person to enforce rights under this Section 7.9; provided further that any determination required to be made with respect to whether an Indemnified Person’s conduct complies with the standards set forth under the DGCL, the Restated Certificate of Incorporation of the Company, the Bylaws of the Company or any such agreement, as the case may be, shall be made by independent legal counsel selected by such Indemnified Person and reasonably acceptable to Parent; and provided further that nothing in this Section 7.9 shall impair any rights of any Indemnified Person. Without limiting the generality of the preceding sentence, in the event that any Indemnified Person becomes involved in any actual or threatened action, suit, claim, proceeding or investigation covered by this Section 7.9 after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, promptly advance to such Indemnified Person his or her legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Person of an undertaking, which shall not be required to be secured, to reimburse all amounts so advanced in the event of a nonappealable determination of a court of competent jurisdiction that such Indemnified Person is not entitled thereto.

(b)    Parent shall, or shall cause the Surviving Corporation to, maintain the Company’s existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of 300% of the last annual premium paid prior to the date hereof (the “Current Premium”); provided, however, that if the existing D&O Insurance expires, is terminated or cancelled during such six-year period or is at an annual premium in excess of 300% of the Current Premium, the Surviving Corporation will use its reasonable best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess of 300% (on an annualized basis) of the Current Premium. Item 7.9 of the Company Letter sets forth the last annual premium paid prior to the date hereof.

(c)    The provisions of this Section 7.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation.

Section 7.10    Appropriate Actions; Consents; Filings.    (a)    The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and Applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. If any administrative or judicial action or proceeding is instituted (or threatened to be instituted), including by a private party, to prohibit the Merger, the Company and Parent shall use their reasonable best efforts to avoid the institution of any such action or proceeding and to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any temporary, preliminary or permanent decree, judgment, injunction or other order that is in effect and that prohibits, prevents, delays or restricts consummation of the Merger (it being understood that the foregoing obligation of the parties hereto will cease in the event a permanent decree, judgment, injunction or other order is issued or is in effect that is non-appealable and prohibits, prevents, delays or restricts consummation of the Merger).

(b)    Subject to Applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c)    Subject to Applicable Laws relating to the exchange of information, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(d)    The Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company and Parent each shall give prompt notice to the other of any change that is reasonably likely to result in a Material Adverse Effect on the Company or Parent, respectively. Neither the Company nor Parent shall permit any of its officers, employees or any other representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Merger and the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e)    Parent does not intend to become, and shall use its reasonable best efforts to avoid becoming, a bank holding company or financial holding company under the Bank Act on an ongoing basis as a result of the Merger. The Company shall assist and cooperate with Parent (i) in the preparation and submission of any regulatory applications and filings with applicable Bank Regulatory Authorities that are reasonably necessary to give effect to such intent and (ii) in the pursuit of any other actions that are reasonably necessary to give effect to such intent, including without limitation assisting in obtaining consents and approvals for transfers and assignments of assets and liabilities of Concord EFS National Bank. The parties agree that such efforts may include, if necessary to effectuate the foregoing intent, the transfer of assets and liabilities of Concord EFS National Bank or other reorganization or restructuring of Concord EFS National Bank (collectively, a “Bank Restructuring”) either after or immediately prior to the Effective Time, provided that the parties shall use their reasonable best efforts to cause the Bank Restructuring to be consummated after the Effective Time. In no event shall the Company be obligated to transfer any asset or liability of Concord EFS National Bank or otherwise consummate any Bank Restructuring prior to the Effective Time unless and until all other conditions set forth in Article VIII have been satisfied or waived and the closing of the Merger will be completed immediately thereafter.

Section 7.11    Section 16 Matters.    The Board of Directors of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) to exempt (i) the conversion of Shares into Parent Shares and the conversion of Company Stock Options into Parent Options and (ii) the acquisition of Parent Shares and the right to receive Parent Shares (including pursuant to Parent Options) pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees or directors of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. Parent and the Company shall provide to counsel to the other party copies of the resolutions to be adopted by the respective Boards of Directors to implement the foregoing.

Section 7.12    Affiliate Letters.    As promptly as practicable, the Company shall deliver to Parent a letter identifying all Persons who are, at the time this Agreement is submitted for adoption by the stockholders of the Company, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall use reasonable best efforts to deliver or cause to be delivered to Parent, prior to the Effective Time, an Affiliate Letter in the form attached hereto as Exhibit A from each such Person.

Section 7.13    Board of Directors Representative.    At or prior to the Effective Time, Parent shall expand its Board of Directors by one member and, immediately after the Effective Time, appoint to fill such vacancy an existing director of the Company to be mutually agreed upon by Parent and the Company.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1    Conditions to Each Party’s Obligation to Effect the Merger.    The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)    Stockholder Approval.    Each of the Parent Stockholder Approval and the Company Stockholder Approval shall have been obtained.

(b)    No Prohibition.    No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the Merger (collectively, an “Order”), and no federal or state Governmental Entity shall have instituted any proceeding that is pending seeking any such Order.

(c)    Stock Exchange Listing.    The Parent Shares issuable in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(d)    Securities Approval.    The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and all applicable material state blue sky securities filings, permits or approvals shall have been made or received in accordance with Applicable Law. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC or any state securities administrator and no proceedings for that purpose shall be pending, or to the Knowledge of Parent or the Company, threatened by the SEC or any state securities administrator.

(e)    Regulatory Consents.    The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, other than the filing provided for in Section 2.3, all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company, Parent and Sub shall have been made or obtained (as the case may be), except for those the failure to be made or obtained would not have a Material Adverse Effect on the Company or, after giving effect to the Merger, Parent.

Section 8.2    Conditions to the Obligations of the Company to Effect the Merger.    The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a)    Accuracy of Representations and Warranties.    The representations and warranties of Parent and Sub set forth in Sections 5.3 (Capital Structure) and 5.4 (Authority) shall be true and correct with respect to those matters that are qualified by Material Adverse Effect or materiality and shall be true and correct in all material respects with respect to those matters that are not so qualified, in each case as of the Effective Time as though made on and as of the Effective Time (except to the extent any such representation and warranty expressly speaks as of a specified date). The representations and warranties of Parent and Sub set forth in this Agreement, other than those listed in the preceding sentence, shall be true and correct at the Effective Time unless the inaccuracies (without giving effect to any materiality or Material Adverse Effect qualifications or exceptions contained therein) in respect of such representations and warranties, taking all the inaccuracies in respect of all such representations and warranties together in their entirety, do not result in a Material Adverse Effect on Parent; provided, however, that representations and warranties that expressly speak as of a specified date shall only be true and correct to such extent as of such date. The Company shall have received a certificate signed on behalf of Parent and Sub by a duly authorized officer of Parent to such effect.

(b)    Performance of Obligations.    Parent and Sub shall have performed in all material respects all material obligations and complied in all material respects with all material agreements and covenants of Parent and Sub to be performed and complied with by them under this Agreement.

(c)    Tax Opinion.    The Company shall have received an opinion dated the Closing Date, in form and substance reasonably satisfactory to the Company, of Kirkland & Ellis, special counsel to the Company, or other law firm of national standing, to the effect that the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Kirkland & Ellis (or other law firm of national standing) may rely upon representations contained herein and representations from the Company substantially to the effect of the representations in the Parent Tax Certificate attached to the Parent Letter and representations from the Company substantially to the effect of the representations in the Company Tax Certificate attached to the Company Letter.

Section 8.3    Conditions to the Obligations of Parent and Sub to Effect the Merger.    The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a)    Accuracy of Representations and Warranties.    The representations and warranties of the Company set forth in Sections 4.3 (Capital Structure) and 4.4 (Authority) shall be true and correct with respect to those matters that are qualified by Material Adverse Effect or materiality and shall be true and correct in all material respects with respect to those matters that are not so qualified, in each case as of the Effective Time as though made on and as of the Effective Time (except to the extent any such representation and warranty expressly speaks as of a specified date). The representations and warranties of the Company set forth in this Agreement, other than those listed in the preceding sentence, shall be true and correct at the Effective Time unless the inaccuracies (without giving effect to any materiality or Material Adverse Effect qualifications or exceptions contained therein) in respect of such representations and warranties, taking all the inaccuracies in respect of all such representations and warranties together in their entirety, do not result in a Material Adverse Effect on the Company; provided, however, that representations and warranties that expressly speak as of a specified date shall only be true and correct to such extent as of such date. Parent shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(b)    Performance of Obligations.    The Company shall have performed in all material respects all material obligations and complied in all material respects with all material agreements and covenants of the Company to be performed and complied with by it under this Agreement.

(c)    Avoidance of Bank Holding Company Treatment.    Parent shall be reasonably satisfied that neither Parent nor any of its Subsidiaries shall become a bank holding company or financial holding company under the Bank Act on an ongoing basis as a result of the Merger.

(d)    Certain Consents.    In obtaining any approval or consent required to consummate the transactions contemplated by this Agreement, no Governmental Entity shall have imposed or shall have sought to impose any condition, penalty or requirement which would have a Material Adverse Effect on the Company or, after giving effect to the Merger, Parent.

(e)    Consents Under Agreements.    The Company shall have obtained the consent or approval of each Person whose consent or approval shall be required under any Contract to which the Company or any of its Subsidiaries is a party, except those for which the failure to obtain such consent of approval would not have a Material Adverse Effect on the Company or, after giving effect to the Merger, Parent.

(f)    Tax Opinion.    Parent shall have received an opinion dated the Closing Date, in form and substance reasonably satisfactory to Parent, of Sidley Austin Brown & Wood, special counsel to Parent, or other law firm of national standing, to the effect that the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Sidley Austin Brown & Wood (or other law firm of national standing) may rely upon representations contained herein and representations from Parent substantially to the effect of the representations in the Parent Tax Certificate attached to the Parent Letter and representations from the Company substantially to the effect of the representations in the Company Tax Certificate attached to the Company Letter.

ARTICLE IX

TERMINATION AND AMENDMENT

Section 9.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval:

(a)    by mutual written consent of Parent, Sub and the Company;

(b)    by either Parent or the Company if any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree or ruling or other action shall have become final and nonappealable;

(c)    by Parent if there has been a breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company;

(d)    by Parent if (i) the Board of Directors of the Company shall not have recommended, or the Board of Directors of the Company or any committee thereof shall have modified in any manner adverse to Parent or Sub its recommendation of, this Agreement and the Merger or (ii) the Board of Directors of the Company (or any committee thereof) shall have approved or recommended any Takeover Proposal;

(e)    by the Company if (A) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, (B) Parent does not make, within three business days of receipt of the Company’s written notification of its intention to enter into a definitive agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, in the aggregate, to the stockholders of the Company as the Superior Proposal and (C) the Company prior to or concurrently with such termination pays to Parent in immediately available funds the Termination Fee. The Company agrees (x) that it will not enter into a definitive agreement referred to in clause (A) above until at least the fourth business day after it has provided the notice to Parent required thereby and (y) to notify Parent promptly in writing if its intention to enter into a definitive agreement referred to in its notification shall change at any time after giving such notification;

(f)    by the Company if there has been a breach of any representation, warranty, covenant or other agreement made by Parent or Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent;

(g)    by the Company if the Board of Directors of Parent shall not have recommended or shall have modified in any manner adverse to the Company its recommendation of the issuance of Parent Shares in connection with the Merger;

(h)    by either the Company or Parent if (i) at the Company Stockholders Meeting the Company Stockholder Approval shall not have been obtained, or (ii) at the Parent Stockholders Meeting the Parent Stockholder Approval shall not have been obtained; or

(i)    by either Parent or the Company, if the Merger shall not have been consummated by October 31, 2003 (the “End Date”) or, if all of the conditions of Article VIII other than Section 8.1(e) shall have been satisfied, or are capable of being satisfied, by such date, January 31, 2004 (the “Extended End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before the End Date or Extended End Date, as applicable.

Section 9.2    Effect of Termination.    (a)    In the event of a termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective officers or directors, except with respect to Section 4.21, Section 5.18, Section 7.5, this Section 9.2 and Article X and the last sentence of Section 7.4; provided, however, that nothing herein shall relieve any party for liability for any willful or knowing breach hereof.

(b)    In the event that this Agreement is terminated (i) by Parent pursuant to Section 9.1(d)(ii) or (ii) by the Company pursuant to Section 9.1(e), then the Company shall, in the case of clause (i), one business day after the date of such termination or, in the case of clause (ii), on the date of such termination, pay to Parent, by wire transfer of immediately available funds, the amount of $210,000,000 (the “Termination Fee”).

(c)    In the event that (i) after the date hereof a Takeover Proposal shall have been publicly disclosed or any Person shall have publicly disclosed that, subject to the Merger being disapproved by the Company’s stockholders or otherwise rejected, it will make a Takeover Proposal with respect to the Company and thereafter, in each case, this Agreement is terminated by Parent or the Company pursuant to Section 9.1(h)(i) or (ii) this Agreement is terminated by Parent pursuant to Section 9.1(d)(i), and, in the case of both clause (i) and clause (ii), concurrently with such termination or within nine months of such termination the Company enters into a definitive agreement with respect to a Takeover Proposal or consummates a Takeover Proposal, then the Company shall, upon the earlier of entering into a definitive agreement with respect to a Takeover Proposal or consummating a Takeover Proposal, pay to Parent, by wire transfer of immediately available funds, the Termination Fee.

(d)    In the event that this Agreement is terminated by the Parent or Company: (i) pursuant to Section 9.1(b) due to the entry of a permanent order, decree or ruling enjoining, restraining or otherwise prohibiting the Merger on antitrust grounds; or (ii) pursuant to Section 9.1(i) in the event that the Merger shall not have been consummated by the Extended End Date solely as a result of the failure to obtain necessary antitrust approvals, then, in either case, Parent shall, one business day after the date of such termination by the Company or on the date of such termination by Parent, pay the Company, by wire transfer of immediately available funds, a fee equal to $25,000,000.

(e)    The Company and Parent acknowledge that the agreements contained in Sections 9.2(b), 9.2(c) and 9.2(d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent or the Company, as applicable, would not enter into this Agreement; accordingly, if Parent or the Company, as applicable, fails to promptly pay the amount due pursuant to Section 9.2(d) or Sections 9.2(b) and 9.2(c), as the case may be, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit which results in a judgment against Parent or the Company, as applicable, for any of the fee set forth in Section 9.2(d) or the Termination Fee set forth in Sections 9.2(b) and 9.2(c), as the case may be, Parent or the Company, as applicable, shall pay to the Company or Parent, as applicable, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such fee or Termination Fee, as the case may be, at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 9.3    Amendment.    This Agreement may be amended by the parties hereto at any time prior to the Effective Time (either before or after obtaining the Company Stockholder Approval or the Parent Stockholder Approval), but if (i) the Company Stockholder Approval shall have been obtained, thereafter no amendment shall be made which by law requires further approval by the Company’s stockholders without obtaining such further approval or (ii) the Parent Stockholder Approval shall have been obtained, thereafter no amendment shall be made which by law requires further approval by Parent’s stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4    Extension; Waiver.    At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein; provided, however, that such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X

GENERAL PROVISIONS

Section 10.1    Non-Survival of Representations and Warranties and Agreements.    None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger.

Section 10.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to a nationally recognized overnight courier or when sent by facsimile (with a confirmatory copy sent by such overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Parent or Sub, to:

First Data Corporation

6200 South Quebec Street

Greenwood Village, CO 80111

Attn: Charles T. Fote

Fax No.: (303) 488-8292

with a copy to:

First Data Corporation

10825 Old Mill Road, M-10

Omaha, NE 68154

Attn: Michael T. Whealy

Fax No.: (402) 222-5256

and:

Sidley Austin Brown & Wood

Bank One Plaza

10 South Dearborn Street

Chicago, Illinois 60603

Attn: Frederick C. Lowinger

         Paul L. Choi

         Michael A. Gordon

Fax No.: (312) 853-7036

(b)    if to the Company, to:

Concord EFS, Inc.

5775 Summer Trees Drive

Memphis, Tennessee 38134

Attn: J. Richard Buchignani, Esq.

Fax No.: (901) 381-5575

with copies to:

Kirkland & Ellis

200 East Randolph Drive

Chicago, Illinois 60601

Attn: Jack S. Levin, P.C.

         Carter W. Emerson, P.C.

         R. Scott Falk

Fax No.: (312) 861-2200

Section 10.3    Counterparts.    This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 10.4    Entire Agreement; No Third-Party Beneficiaries.    Except for the Confidentiality Agreement, this Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, except for the provisions of Section 7.9, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 10.5    Governing Law and Venue; Waiver of Jury Trial.    (a)    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

Section 10.6    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent may assign Sub’s rights and obligations, in whole or in part, under this Agreement to Parent or any other wholly owned direct Subsidiary of Parent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.7    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 10.8    Remedies.    In addition to any remedy to which any party hereto is specifically entitled by the terms hereof, each party shall be entitled to pursue any other remedy available to it at law or in equity (including damages, specific performance or other injunctive relief) in the event that any of the provisions of this Agreement were not performed in accordance with their terms or were otherwise breached.

Section 10.9    Obligations of Subsidiaries.    Whenever this Agreement requires any Subsidiary of Parent (including Sub) or of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of Parent or the Company, as the case may be, to cause such Subsidiary to take such action.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

FIRST DATA CORPORATION

By:	/s/ CHARLES T. FOTE
Name:	Charles T. Fote
Title:	Chief Executive Officer and Chairman of the Board

MONACO SUBSIDIARY CORPORATION

By:	/s/ CHARLES T. FOTE
Name:	Charles T. Fote
Title:	Director

CONCORD EFS, INC.

By:	/s/ DAN M. PALMER
Name:	Dan M. Palmer
Title:	Co-Chief Executive Officer

ANNEX B

April 1, 2003

Board of Directors

First Data Corporation

6200 South Quebec Street

Greenwood Village, CO 80111

Members of the Board:

Concord EFS, Inc. (“Concord”), First Data Corporation (“First Data”) and Concord Subsidiary Corporation, a wholly- owned subsidiary of First Data (the “Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Acquisition Sub will be merged with and into Concord in a transaction (the “Merger”) in which each outstanding share of Concord common stock, par value $0.33 1/3 per share (the “Concord Shares”), other than shares of Concord owned by First Data, Acquisition Sub, Concord or any wholly-owned subsidiary of First Data or Concord (excluding any such shares held in a fiduciary, collateral, custodial or similar capacity), will be converted into 0.40 of a share (the “Exchange Ratio”) of the common stock, $0.01 par value, of First Data (the “First Data Shares”), all as more fully set forth in the Agreement.

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to First Data.

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to First Data and Concord that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the respective businesses, earnings, cash flow, assets, liabilities and prospects of First Data and Concord furnished to us by senior management of First Data and Concord, as well as the amount and timing of the cost savings, revenue enhancements and related expenses expected to result from the Merger (the “Expected Synergies”) furnished to us by senior management of First Data and Concord, respectively;

(3)	Conducted discussions with members of senior management and representatives of First Data and Concord concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

(4)	Reviewed the market prices and valuation multiples for the First Data Shares and the Concord Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the respective publicly reported financial condition and results of operations of First Data and Concord and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(7)	Participated in certain discussions and negotiations among representatives of First Data and Concord and their respective financial and legal advisors with respect to the Merger;

(8)	Reviewed the potential pro forma impact of the Merger;

(9)	Reviewed a draft of the Agreement dated March 31, 2003 and

(10)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of First Data or Concord or been furnished with any such evaluation or appraisal (other than two preliminary identifiable asset valuation reports with respect to Concord prepared by independent valuation consultants retained by First Data) nor have we evaluated the solvency or fair value of Concord or First Data under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of First Data or Concord. With respect to the financial and operating information, including without limitation, financial forecasts, valuations of contingencies, future economic conditions, and the Expected Synergies, furnished to or discussed with us by First Data and Concord, we have assumed that all such information has been reasonably prepared and reflect the best currently available estimates and judgments of the senior management of First Data and Concord as to the future financial and operating performance of First Data, Concord or the combined entity, as the case may be, and the Expected Synergies. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as in effect on, and on the information made available to us as of, the date hereof. For the purposes of rendering this opinion, we have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, including in all respects material to our analysis, that the representations and warranties of each party in the Agreement and in all related documents and instruments (collectively, the “Documents”) that are referred to therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that, in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of First Data, Concord, or the combined entity, as the case may be, or on the contemplated benefits of the Merger, including the Expected Synergies.

We have been retained by the Board of Directors of First Data to act as financial advisor to First Data in connection with the Merger and will receive a fee from First Data for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, First Data has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past provided financial advisory, investment banking and other services to First Data and Concord and have received fees for the rendering of such services, and we may continue to provide such services in the future. In addition, in the ordinary course of our business, we may actively trade the First Data Shares and other securities of First Data and its affiliates and the Concord Shares and other securities of Concord and its affiliates for our own account and for the accounts of our customers, and, accordingly, may at any time hold long or short positions in such securities.

This opinion is for the use and benefit of the Board of Directors of First Data. It is further understood that this opinion will not be reproduced, summarized, described or referred to or given to any person without Merrill

Lynch’s prior written consent. Our opinion does not address the merits of the underlying decision by First Data to engage in the Merger and does not constitute a recommendation to any shareholder of First Data as to how such shareholder should vote on the proposed Merger or any other matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of First Data.

We have not considered, nor are we expressing any opinion herein with respect to, the prices at which First Data Shares or Concord Shares will trade following the announcement of the Merger or the price at which First Data Shares will trade following the consummation of the Merger.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to First Data.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

ANNEX C

April 1, 2003

The Board of Directors

First Data Corporation

6200 South Quebec Street

Greenwood Village, CO 80111

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to First Data Corporation (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of a wholly-owned subsidiary (“Merger Sub”) of the Company with and into Concord EFS, Inc (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Merger Sub and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.33 1/3 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock owned by the Company, Merger Sub, the Merger Partner or any wholly owned subsidiary of the Company or Merger Partner (excluding any such shares held in a fiduciary, collateral, custodial or similar capacity), will be converted into the right to receive 0.40 shares (the “Exchange Ratio”) of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), plus cash in respect of any fractional shares.

In arriving at our opinion, we have (i) reviewed a draft dated March 31, 2003 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices and valuation multiples of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Merger Partner and the Company, respectively, relating to the business of the Merger Partner and such analyses and forecasts prepared by management of the Company relating to its business, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Estimated Synergies”); and (vi) performed such other financial studies and analyses and considered such other information (including, among other things, two preliminary identifiable intangible asset valuation reports with respect to the Merger Partner prepared by independent valuation consultants retained by the Company (the “Preliminary Valuation Reports”)) as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Merger, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Merger on the financial condition and future prospects of the Company (including the Estimated Synergies), and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Merger

C-1

Partner or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us (other than the Preliminary Valuation Reports), and we have not evaluated the solvency or fair value of the Company or the Merger Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Company or the Merger Partner. In relying on financial and operating information, including without limitation, financial analyses and forecasts, valuations of contingencies, future economic conditions, and the Estimated Synergies, provided to or discussed with us by the Company and the Merger Partner, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company or the combined entity, as the case may be, and the Estimated Synergies. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Merger and we express no opinion as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time, including upon announcement and consummation of the Merger.

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. In the past, we and our affiliates have provided a variety of investment banking and commercial banking services to the Company for customary compensation, and one of our commercial banking affiliates is a lender to the Company. In addition, certain of our affiliates are engaged on an ongoing basis in vendor-client, joint venture and outsourcing relationships with the Company relating to such affiliates’ merchant processing services and retail banking businesses. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Merger is fair, from a financial point of view, to the Company.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

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ANNEX D

PERSONAL AND CONFIDENTIAL

April 1, 2003

Board of Directors

Concord EFS, Inc.

2525 Horizon Lake Drive

Memphis, TN 38133

Madame and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.33 1/3 per share (the “Shares”), of Concord EFS, Inc. (the “Company”) of the exchange ratio of 0.40 shares of Common Stock, par value $0.01 per share (the “First Data Shares”), of First Data Corporation (“First Data”) to be received for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of April 1, 2003 (the “Agreement”), among First Data, Monaco Subsidiary Corporation and the Company.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as joint lead manager on a $1.2 billion follow-on Common Stock offering of the Company in June 1999, having acted as joint book-runner on a $1.3 billion follow-on Common Stock offering of the Company in June 2001, having acted as an agent on the Company’s share repurchase program and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to First Data from time to time, including having acted as co-manager on a $900 million Global Notes offering in November 2001. We also may provide investment banking services to the Company and First Data in the future. Goldman, Sachs & Co. provides a full range of financial advisory, financing and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of the Company or First Data for its own account and for the accounts of customers. As of the date hereof, entities affiliated with The Goldman Sachs Group, Inc., which is the parent of Goldman, Sachs & Co., have accumulated various trading positions in the Shares and the First Data Shares and have an indirect investment in a subsidiary of First Data and certain First Data warrants.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and First Data for the five years ended December 31, 2002; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and First Data; certain other communications from the Company and First Data to their respective stockholders;

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and certain internal financial analyses and forecasts for the Company and First Data prepared by their respective managements, including certain cost savings and operating synergies projected by the managements of the Company and First Data to result from the transaction contemplated by the Agreement (the “Synergies”). We also have held discussions with members of the senior managements of the Company and First Data regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and First Data Shares, compared certain financial and stock market information for the Company and First Data with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the payments processing industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts for the Company and First Data provided by the managements of the Company and First Data, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and First Data. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company, on First Data or on the contemplated benefits of the transaction contemplated by the Agreement. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or First Data or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of the Shares.

Very truly yours,

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ANNEX E

April 1, 2003

Board of Directors

Concord EFS, Inc.

2525 Horizon Lake Drive

Memphis, Tennessee 38133

Madame and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (collectively the “Stockholders”) of Concord EFS, Inc. (the “Company”) of the Exchange Ratio (as defined below) specified in the Agreement and Plan of Merger dated as of April 1, 2003 (the “Merger Agreement”) by and among First Data Corporation (“FDC”), a wholly-owned subsidiary of FDC (“Merger Sub”), and the Company. Subject to the terms and conditions in the Merger Agreement, the Merger Sub will be merged into the Company (the “Merger”) and each share of common stock, $0.33 1/3 par value per share, of the Company will be converted into 0.40 shares (the “Exchange Ratio”) of FDC common stock, $0.01 par value per share.

In connection with our review of the proposed Merger and the preparation of our opinion, we have examined or discussed:

(a)	a draft of the Merger Agreement dated March 31, 2003, and we have assumed that the final form of this document will not differ in any material respect from the draft provided to us;

(b)	certain audited historical financial statements of the Company and of FDC for the three years ended December 31, 2002;

(c)	the Reports on Form 10-K for the year ended December 31, 2002 for the Company and FDC;

(d)	certain internal business, operating and financial information and the budget of the Company (the “Short-Term Projections”), prepared by the senior management of the Company;

(e)	the 2003 operating plan of FDC prepared by the senior management of FDC;

(f)	information regarding the amount and timing of cost savings and related expenses and synergies which senior management of the Company and FDC expect will result from the Merger (the “Expected Synergies”);

(g)	the pro forma impact of the Merger on the earnings per share of FDC (before and after taking into consideration any Expected Synergies created as a result of the Merger) based on the Short-Term Projections, the Forecasts (defined below), FDC’s 2003 operating plan, publicly available earnings guidance communicated by FDC and research analyst earnings estimates;

(h)	information regarding publicly available financial terms of certain other business combinations we deemed relevant;

(i)	the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant;

(j)	current and historical market prices and trading volumes of the common stock of the Company and FDC; and

(k)	certain other publicly available information on the Company and FDC.

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We have also held discussions with members of the senior management of the Company and FDC to discuss the foregoing. Further, based on discussions with members of senior management of the Company, we have derived certain financial forecasts relating to the Company (the “Forecasts”). We have also considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including without limitation the Short-Term Projections and the Forecasts. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or FDC. We have been advised by the senior management of the Company that the Short-Term Projections, the Forecasts and the Expected Synergies have been reasonably prepared on bases reflecting currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Short-Term Projections and the Forecasts will be achieved and the Expected Synergies will be realized in the amounts and at the times contemplated and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We also have assumed that as of the date hereof FDC and its subsidiaries do not own any stock of the Company. We express no opinion with respect to the Short-Term Projections, Forecasts or Expected Synergies or the estimates and judgments on which they are based. FDC did not make available to us any projections of expected future performance other than providing us the 2003 operating plan and referring us to certain publicly disclosed earnings and other financial guidance and, accordingly, we express no opinion with respect to any of these matters. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have further assumed, with your consent, that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have assumed without verification the accuracy and adequacy of the legal advice given by counsel to the Company on all legal matters, and have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company. We have assumed that all material governmental, regulatory, or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or FDC or their respective subsidiaries or on the expected benefits of the transaction contemplated by the Agreement.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or FDC for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

We are familiar with the Company, having provided certain investment banking services to the Company including acting as managing underwriter on several public offerings of Company common stock and providing certain transaction advisory services to the Company and its Board of Directors. In addition, Mr. Richard P. Kiphart, the non-executive Chairman of the Company and a Stockholder, is a principal in our firm.

We are expressing no opinion herein as to the price at which the common stock of the Company and FDC will trade at any future time or as to the effect of the Merger on the trading price of the common stock of the Company or FDC. Such trading price may be affected by a number of factors, including but not limited to (i)

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dispositions of the common stock of FDC or of the Company by stockholders within a short period of time after the announcement date or the effective date of the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or of FDC or in the payments processing market, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Company of the Exchange Ratio in connection with the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Merger. This opinion does not constitute a recommendation to any Stockholder as to how such Stockholder should vote with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the Stockholders by the Company with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Stockholders.

Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.

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